     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 20, 2004

                                                     REGISTRATION NO. 333-117061
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 ---------------

                                 AMENDMENT NO. 1
                                       TO
                                    FORM SB-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                 --------------

                                  SULPHCO, INC.
                 (Name of Small Business Issuer in Its Charter)

             NEVADA                                            88-0224817
(State or Other Jurisdiction of                             (I.R.S. Employer
 Incorporation or Organization)                           Identification Number)

                                      2890
                          (Primary Standard Industrial
                           Classification Code Number)

     850 SPICE ISLANDS DRIVE                              RUDOLF W. GUNNERMAN
        SPARKS, NV 89431                               850 SPICE ISLANDS, DRIVE
        (775) 829-1310                                     SPARKS, NV 89431
 (Address and Telephone Number                              (775) 829-1310
 of Principal Executive Offices                     (Name, Address and Telephone
and Principal Place of Business)                    Number of Agent for Service)

                                     -------
                        COPIES OF ALL COMMUNICATIONS TO:

                              SAMUEL S. GUZIK, ESQ.
                               GUZIK & ASSOCIATES
                       11355 WEST OLYMPIC BLVD., SUITE 300
                              LOS ANGELES, CA 90064
                                 (310) 914-8600

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement until such time that all shares of common stock registered hereunder have been sold.

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. |X|

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

        If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. |_|


                                                     --------------


                                             CALCULATION OF REGISTRATION FEE
------------------------- ---------------------- ----------------------- ---------------------- ----------------------


     TITLE OF EACH                                  PROPOSED MAXIMUM       PROPOSED MAXIMUM           AMOUNT OF
 CLASS OF SECURITIES TO       AMOUNT TO BE              OFFERING          AGGREGATE OFFERING        REGISTRATION
     BE REGISTERED            REGISTERED(1)        PRICE PER SHARE(2)           PRICE(1)(2)           FEE (2)(3)
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
Common Stock,                  18,648,137                $2.775               $51,748,581              $6,557
$.001 par value
------------------------- ---------------------- ----------------------- ---------------------- ----------------------

(1) Please refer to the "Selling Security Holders" section of the prospectus that is part of this Registration Statement for a description of what comprises the 18,648,137 shares of our common stock being registered. Pursuant to Rule 416 under the Securities Act of 1933, this Registration Statement also relates to an indeterminate number of shares of common stock which are issuable upon stock splits, stock dividends, recapitalizations or other similar transactions.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, as amended, and based upon the average high and low sales prices of the Registrant's Common Stock on June 29, 2004, as reported on the Nasd, Inc. OTC Bulletin Board.
(3) The filing fee was previously paid with the initial filing of this registration statement on July 1, 2004.

                           --------------------------

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                   ------------------------------------------

                  SUBJECT TO COMPLETION, DATED AUGUST 19, 2004



PROSPECTUS


                                  SULPHCO, INC.

                        18,648,137 SHARES OF COMMON STOCK

         This prospectus relates to the reoffer and resale, from time to time, of up to 18,648,137 common shares by the selling security holders listed on page 20 of this prospectus.

         The reoffer and resale of the common shares covered by this prospectus will be made by the selling security holders listed in this prospectus in accordance with one or more of the methods described in the plan of distribution, which begins on page 25 of this prospectus. We will not receive any of the proceeds from the sale of any common shares by the selling security holders, but we have agreed to bear certain expenses of registering the resale of the common shares under federal and state securities laws.

         Our common stock is listed on the Nasd, Inc. OTC Bulletin Board under the symbol "SLPH." On August 17, 2004 the last reported sale price of our common stock on the OTC Bulletin Board was $2.60 per share.

         INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 8.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              ___________ __, 2004

                                TABLE OF CONTENTS




                                                                            PAGE
                                                                            ----

PROSPECTUS SUMMARY.............................................................3
RISK FACTORS...................................................................7
FORWARD-LOOKING STATEMENTS....................................................15
USE OF PROCEEDS...............................................................15
SELLING SECURITY HOLDERS......................................................17
PLAN OF DISTRIBUTION..........................................................25
BUSINESS......................................................................27
PLAN OF OPERATION.............................................................41
MANAGEMENT....................................................................45
MARKET FOR OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS...................53
PRINCIPAL STOCKHOLDERS........................................................56
DESCRIPTION OF SECURITIES.....................................................57
CHANGES IN ACCOUNTANTS........................................................59
LEGAL MATTERS.................................................................59
EXPERTS.......................................................................59
WHERE YOU CAN FIND MORE INFORMATION...........................................59
INDEX TO FINANCIAL STATEMENTS................................................F-1

                               ------------------


YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT WHICH IS CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS MAY BE USED ONLY WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS PROSPECTUS MAY ONLY BE ACCURATE ON THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF SECURITIES.

                               ------------------

                               PROSPECTUS SUMMARY

         This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed in the Risk Factors section beginning on page 7.

         REFERENCES TO "WE," "US," "OUR COMPANY" AND "SULPHCO" REFER TO SULPHCO, INC.

                                  OUR BUSINESS


OVERVIEW
         We are engaged in the business of developing and commercializing our patented and proprietary technology for the reduction of the sulfur content of crude oils and petroleum products, and the "upgrading" of crude oil by reducing its weight, or density. Our patented and proprietary process is based upon the novel use of high power ultrasonics - the application of high energy, high frequency sound waves - to effect beneficial changes in the chemical composition in crude oil and other petroleum streams. Originally developed by us for low cost desulfurization of diesel fuel, our development efforts have expanded to include the desulfurization of crude oil and the "upgrading" of crude oil by reducing its density. Our process is expected to provide a highly cost-effective alternative or supplement to conventional refinery processes currently used to remove sulfur from crude oil. We also believe that our process is unique by reason of its ability to desulfurize and upgrade crude oil prior to entering the traditional refinery process.

         We have been developing our desulfurization technologies on an ongoing basis since January 1999. We have developed and demonstrated a laboratory prototype using a revolutionary low pressure, low temperature process that uses high power ultrasound to reduce the sulfur content of crude oil and other petroleum streams. Recent laboratory testing has also demonstrated the ability of our process to upgrade crude oils through the conversion of heavy components of petroleum to lighter, higher value components.

         Testing has been done through in-house facilities, independent laboratories, and more recently by ChevronTexaco Energy Technology Co., a unit of ChevronTexaco Corp. To date, such testing has been limited to samples produced by prototypes which have processed from one to ten gallons of crude oil in a laboratory setting. Beginning in mid-2002 our development activities have centered around re-designing, upgrading and testing of laboratory scale prototypes utilizing more powerful ultrasonic generators, and redesigning these prototypes to accommodate the more powerful generators. Substantially all of the development work to date has been conducted by SulphCo personnel.

         More recently we conducted laboratory testing of our prototypes at our facilities from May 2004 through July 2004, which testing was observed from time to time by ChevronTexaco Energy Technology Co., a unit of ChevronTexaco Corp., and we generated sample materials for their analysis. The testing gave positive indication to both parties that there was sufficient sulfur removal, and increase in the amount of lighter petroleum components in the crude oil to justify a joint collaboration to bring our technology to a stage of development suitable for a refinery test of our 1,000 bbl per day pre-production prototype and for eventual large scale commercial use. Accordingly, on August 6, 2004, we entered into a Collaboration Agreement with ChevronTexaco Energy Technology Co. to engage in joint activities to further evaluate, develop and commercialize our proprietary ultrasound technology. Our 1,000 bbl unit has been placed at Chevron U.S.A., Inc.'s refinery in El Segundo, California, and is awaiting final installation and testing. We expect final installation and testing of the unit at this refinery to commence in the first half of 2005.

         We are currently in the process of designing a desulfurization unit intended to process 25,000 or more bbl per day and we expect to complete the remaining design and engineering work by October 2004.

         We are a development stage company. In each fiscal year since our inception we have not generated any material revenues and have not made a profit. We have an accumulated deficit of approximately $19.7 million from our inception through June 30, 2004. For our fiscal year ended December 31, 2003, we recorded a net loss of approximately $3.1million, and for the six months ended June 30, 2004, we recorded a net loss of approximately $1.6 million. We expect to continue to incur losses for the foreseeable future unless and until we are able to generate revenues from the sale or licensing of our technology or proposed products. Our ability to generate revenues and profits in the future is dependent upon the successful commercialization of our desulfurization technology. We cannot assure you when or if our technology will be successfully commercialized or when or if we will be able to generate material revenues or achieve or maintain profitability even if we succeed in commercializing our technology.

THE MARKET OPPORTUNITY

         The market for our technology and our desulfurization units is expected to be crude oil producers and refiners. Crude oil price differentials are driven largely by both sulfur content and crude oil density. These price differentials reflect the relative economic value of crude oil to the ultimate consumer of most crude oil, the oil refiner. Because our technology is expected to both reduce sulfur content and reduce crude oil density at a significantly reduced cost, the successful commercialization of our technology can be expected to produce significant economic benefits to our future customers.

         The reduction of sulfur levels in crude oil and petroleum products has become a major issue for oil producers and refiners. Developed countries have increasingly mandated the use of low or ultra low sulfur petroleum products. As a result, refineries are faced with incurring extremely expensive capital improvements for their refinery processes, altering their end product mix, or in some instances ceasing the production of low sulfur products entirely. Our technology, which utilizes high power ultrasound in a low temperature, low pressure environment, is expected to provide a more cost-effective solution to sulfur reduction than presently obtainable with conventional desulfurization technologies, which require high temperature, high pressure and expensive catalysts.

         Oil producers are also expected to benefit from our technology. Because crude oil containing higher concentrations of sulfur or higher density is less valuable than crude oil containing lower sulfur concentrations and lower density, a producer utilizing our technology is expected to be able to sell the treated crude oil to refiners at higher prices. Moreover, crude oil reserves which are underutilized due to higher sulfur content or density may become more economically viable with the successful utilization of our desulfurization technology.

BUSINESS STRATEGY

         Our business model provides for revenues to be generated from two principal sources:

         o Revenues from the sale or lease of our deSN(TM)equipment to refiners and producers; and

         o Revenues from the ongoing operation of our deSN(TM) equipment sold or leased to our customers, based upon a percentage of the value added to the end user.

These revenue streams may be generated by us or in conjunction with collaborative partners or third party licensing arrangements, and may include provisions for one-time, lump sum payments in addition to ongoing royalty payments or other revenue sharing arrangements. To date we have generated no material revenues from our business operations. We are unable to predict when we will be able to generate revenues from commercial activities or the amounts expected from such activities.

         Our business strategy calls for us to form alliances with experienced third parties to develop, produce, market, distribute and support products utilizing our proprietary desulfurization and upgrading technology. In furtherance of this strategy, on August 6, 2004 we entered into a collaboration agreement with ChevronTexaco Energy Technology Co., a unit of ChevronTexaco Corp., to engage in joint activities to further evaluate, develop and commercialize our proprietary ultrasound technology. For a description of the activities proposed to be conducted under the collaboration agreement, see "Business - Collaboration Agreement with ChevronTexaco Energy Technology Co."

                                   OUR COMPANY

         We were incorporated in the State of Nevada in 1986. Our predecessor, GRD, Inc., commenced its current line of business in January 1999. Our executive offices are located at 850 Spice Islands Drive, Sparks, NV 89431. Our telephone number is (775) 829-1310. Our corporate website is www.sulphco.com. Our website, and the information contained therein, are not part of this prospectus.

                      THE SHARES OFFERED IN THIS PROSPECTUS

Common Stock Offered...........     Up to 18,648,137 shares of our common stock
                                    are being offered by the selling security holders under this prospectus. These shares are part of units of securities which have been issued and sold or may be issued and sold from time to time by us to the selling security holders in connection with two private placements entered into as of June
                                    3, 2004 and June 15, 2004, and comprise the following:

                                    JUNE 3, 2004 PRIVATE PLACEMENT:

                                    o  2,978,333 shares of common stock;
                                    o  warrants exercisable at $1.125 per share
                                       for 1,073,217 shares of common stock;
                                    o  additional investment rights entitling
                                       the investor to purchase 6,132,667 shares of common stock at $0.90 per share and warrants to purchase 2,146,433 shares at $1.125 per share.

                                    JUNE 15, 2004 PRIVATE PLACEMENT:

                                    o  2,030,960 shares of common stock;
                                    o warrants exercisable at $1.5625 per share for 731,846 shares of common stock;
                                    o  additional investment rights entitling
                                       the investor to purchase 2,090,989 shares of common stock at $1.25 per share and warrants to purchase 1,463,692 shares at $1.5625 per share.

Use of Proceeds................     All of the shares of common stock being
                                    offered under this prospectus are being
                                    resold by the selling security holders.
                                    Accordingly, although we may receive
                                    proceeds from time to time from the exercise of warrants and rights by the selling security holders, we will not receive any proceeds from the resale of the shares by the selling security holders.

Transfer Agent and Registrar...     PublicEase Stock Transfer, Inc.

                                  RISK FACTORS

         Investing in our common stock involves substantial risks. See the "Risk Factors" section of this prospectus for a description of risks you should carefully consider before investing in our common stock.

                                  RISK FACTORS

         YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW, TOGETHER WITH ALL OF THE OTHER INFORMATION INCLUDED IN THIS PROSPECTUS, BEFORE MAKING AN INVESTMENT DECISION. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS COULD BE MATERIALLY AND ADVERSELY AFFECTED. IN THAT CASE, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT.


WE ARE A DEVELOPMENT STAGE COMPANY WITH A LIMITED OPERATING HISTORY, WHICH MAKES IT MORE DIFFICULT TO PREDICT WHETHER WE WILL BE ABLE TO SUCCESSFULLY COMMERCIALIZE OUR TECHNOLOGY AND IMPLEMENT OUR BUSINESS PLAN.

         We are development stage company with a limited operating history, and our principal technologies and products are still under development. Accordingly, there is a limited operating history upon which to base an assumption that we will be able to successfully implement our business plan.

OUR TECHNOLOGIES ARE NOT FULLY DEVELOPED, ARE COMMERCIALLY UNTESTED, AND THEREFORE THE SUCCESSFUL DEVELOPMENT AND COMMERCIALIZATION OF OUR TECHNOLOGIES REMAIN SUBJECT TO SIGNIFICANT UNCERTAINTY.

         Our activities to date have involved the research and development of our crude oil desulfurization and upgrading technologies, and we have not yet generated any material revenues since commencing these activities in January 1999. Commercial application of our technologies will require further investment, development and testing. We may be unable to complete development and commercialization of our technologies on a timely basis, or at all.

         Development and commercialization of a new technology, such as our desulfurization and upgrading process, is inherently subject to significant risks. Accordingly, we cannot assure you that our technology will perform in a commercial scale setting as indicated in initial laboratory or small scale testing or that we will be able to successfully develop and commercialize our technology. Introducing and enhancing a new technology involves numerous technical challenges, substantial financial and personnel resources, and often takes many months or years to complete. We cannot be certain that we will be successful at commercializing our technology on a timely basis, or in accordance with milestones, if at all. In addition, we cannot be certain that, once our processing unit is made operational in a commercial setting, the unit will perform as expected. Our technology is complex and, despite further vigorous testing and quality control procedures, may contain undetected errors. Any inability to timely deliver a commercially viable unit could have a negative effect on our business, revenues, financial condition and results of operations.

WE HAVE A HISTORY OF OPERATING LOSSES AND HAVE NOT GENERATED ANY MATERIAL REVENUES TO DATE, AND WE ARE UNABLE TO PREDICT WHEN OR IF WE WILL GENERATE MATERIAL REVENUES OR ACHIEVE PROFITABILITY.

         We have not generated any material revenues and have experienced significant operating losses in each period since we commenced our current line of business in January 1999. As of June 30, 2004, we had an accumulated deficit of approximately $19.7 million, including approximately $5.7 million of stock-based compensation expense. These losses are principally associated with the research and development of our desulfurization and upgrading technologies, research and development of ultrasound technologies, development of pre-production prototypes and related marketing activity, and we expect to continue to incur expenses in the future for development, commercialization and sales and marketing activities related to the commercialization of our technology. We cannot predict when or to what extent our technology or resulting products will begin to produce revenues, or whether we will ever reach profitability. If we are unable to achieve significant levels of revenue, our losses will likely continue indefinitely. If this occurs, the market price of our common stock and our viability as a going concern could suffer, requiring us to significantly curtail our business activities or suspend or cease our operations.

WE MAY NOT HAVE SUFFICIENT WORKING CAPITAL IN THE FUTURE, AND WE MAY BE UNABLE TO OBTAIN ADDITIONAL CAPITAL, WHICH COULD RESULT IN THE CURTAILMENT, SUSPENSION OR CESSATION OF OUR BUSINESS ACTIVITY. IF WE OBTAIN ADDITIONAL FINANCING, YOU MAY SUFFER SIGNIFICANT DILUTION.

         In the past we have financed our research and development activities primarily through debt and equity financings from our principal shareholder, Rudolf W. Gunnerman. In June 2004 we conducted two private placements with institutional and other third party investors for the sale of units consisting of our common stock, warrants, and rights to acquire additional stock and warrants, generating net cash proceeds of approximately $[2.4] million. Although we anticipate that our existing capital resources will be sufficient to fund our cash requirements through at least 2004 based upon current levels of expenditures and anticipated needs, additional financing will be required in [2005].

         The extent and timing of our future capital requirements will depend upon several factors, including:

         o    Continued progress in the development of our technologies;
         o    Effective product commercialization activities and arrangements;
              and
         o Our ability to establish and maintain collaborative arrangements with others for product development, commercialization, marketing, sales and manufacturing.

         In addition, as of the date of this prospectus, we had outstanding $1,000,000 of related party loans, which are presently scheduled to mature on December 30, 2004. Although we expect that these loans will be extended until December 2005 if we do not have sufficient funds available to repay these loans when due, we cannot assure you that these loans will be extended.

         If our capital requirements vary materially from those currently planned, we may require additional financing sooner than anticipated. We do not know whether additional financing will be available on commercially acceptable terms when needed.

         Sources of additional capital include proceeds from [the sale of the remaining unpurchased units to investors in the June 2004 private placements,] proceeds from the exercise of additional investment rights and warrants issued to these investors, funding through collaborative arrangements, licensing arrangements and debt and equity financings. If we cannot raise funds on acceptable terms, we may not be able to successfully commercialize our technology, take advantage of future opportunities or respond to unanticipated requirements. If we are unable to secure such additional financing, we will have to curtail, suspend or cease all or a portion of our business activities. Further, if we issue equity securities, our shareholders may experience severe dilution of their ownership percentage, and the new equity securities may have rights, preferences or privileges senior to those of our common stock.

OUR STRATEGY FOR THE DEVELOPMENT AND COMMERCIALIZATION OF OUR TECHNOLOGIES CONTEMPLATES COLLABORATIONS WITH THIRD PARTIES, MAKING US DEPENDENT ON THEM FOR OUR SUCCESS.

         We are a development stage company and do not possess all of the capabilities to fully commercialize our desulfurization and upgrading technologies on our own. Our success will likely depend upon partnerships and strategic alliances with third parties. In this regard, on August 6, 2004, we entered into a Collaboration Agreement with ChevronTexaco Energy Technology Co. to engage in joint activities to further evaluate, develop and commercialize our proprietary ultrasound technology.

         Collaborative agreements involving the development and commercialization of technology such as ours generally pose such risks as:

         o Collaborators may not pursue further development and commercialization of products resulting from collaborations or may elect not to continue or renew research and development programs;

         o Collaborators may delay development activities, underfund development activities, stop or abandon development activities, repeat or conduct new testing or require changes to our technologies for testing;
         o Collaborators could independently develop, or develop with third parties, products that could compete with our future products;
         o The terms of our agreements with collaborators may not be favorable to us;
         o A collaborator with marketing and distribution rights to one or more products may not commit enough resources to the marketing or distribution of our products, thereby delaying commercialization or limiting potential revenues from the commercialization of a product;
         o Collaborations may be terminated by the collaborator for any number of reasons, including failure of the technologies or products to perform in line with the collaborator's objectives or expectations, and such termination would subject us to increased capital requirements if we elected to pursue further development activities.

WE HAVE VERY LIMITED MANUFACTURING, MARKETING AND SALES EXPERIENCE, WHICH COULD RESULT IN DELAYS TO THE IMPLEMENTATION OF OUR BUSINESS PLAN.

         We have very limited manufacturing, marketing and product sales experience. If we develop commercially marketable products, we cannot assure you that contract manufacturing services will be available in sufficient capacity to supply our product needs on a timely basis. If we decide to build or acquire commercial scale manufacturing capabilities, we will require additional management and technical personnel and additional capital.

WE MAY RELY ON THIRD PARTIES TO PROVIDE CERTAIN COMPONENTS FOR OUR PRODUCTS. IF OUR VENDORS FAIL TO DELIVER THEIR PRODUCTS IN A RELIABLE, TIMELY AND COST-EFFICIENT MANNER, OUR BUSINESS WILL SUFFER.

         We expect to depend on relationships with third parties such as contract manufacturing companies and suppliers of components critical for the product we are developing in our business. If these providers do not produce these products on a timely basis, if the products do not meet our specifications and quality control standards, or if the products are otherwise flawed, we may have to delay product delivery, or recall or replace unacceptable products. In addition, such failures could damage our reputation and could adversely affect our operating results. As a result, we could lose potential customers and any revenues that we may have at that time may decline dramatically.

WE ARE HIGHLY DEPENDENT ON OUR KEY PERSONNEL TO MANAGE OUR BUSINESS, AND BECAUSE OF COMPETITION FOR QUALIFIED PERSONNEL WE MAY NOT BE ABLE TO RECRUIT OR RETAIN NECESSARY PERSONNEL. THE LOSS OF KEY PERSONNEL OR THE INABILITY TO RETAIN NEW PERSONNEL COULD DELAY THE IMPLEMENTATION OF OUR BUSINESS PLAN.

         Our continued growth and success depend to a significant degree on the continued services of our senior management, including our chairman and CEO, Rudolf W. Gunnerman, our president, Kirk S. Schumacher, and other key employees, and our ability to attract and retain highly skilled and experienced scientific, technical, managerial, sales and marketing personnel. We cannot assure you that we will be successful in recruiting new personnel or in retaining existing personnel. Other than agreements to retain the services of our chairman and CEO, Rudolf W. Gunnerman, and our president, Kirk S. Schumacher, none of our senior management or key personnel have long term employment agreements with us. We do not maintain key person insurance on any members of our management team or other personnel. The loss of one or more key employees or our inability to attract additional qualified employees could delay the implementation of our business plan, which in turn could have a material adverse effect on our business, results of operations and financial condition. In addition, we may experience increased compensation costs in order to attract and retain skilled employees.

BECAUSE THE MARKET FOR PRODUCTS UTILIZING OUR TECHNOLOGIES IS STILL DEVELOPING AND IS HIGHLY COMPETITIVE, AND BECAUSE WE PRESENTLY HAVE NO CUSTOMERS, WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY IN THE HIGHLY COMPETITIVE AND EVOLVING DESULFURIZATION MARKET.

         The market for products utilizing our technologies is still developing and there can be no assurance that our products will ever achieve market acceptance. Because we presently have no customers for our business, we must convince petroleum producers, refiners and distributors to purchase our products or license our technology. To the extent we do not achieve market penetration, it will be difficult for us to generate meaningful revenue or to achieve profitability.

THE SUCCESS OF OUR BUSINESS IS HIGHLY DEPENDENT ON OUR PATENTS AND OTHER PROPRIETARY INTELLECTUAL PROPERTY, AND WE CANNOT ASSURE YOU THAT WE WILL BE ABLE TO PROTECT AND ENFORCE OUR PATENTS AND OTHER INTELLECTUAL PROPERTY.

         Our commercial success will depend to a large degree on our ability to protect and maintain our proprietary technology and know-how and to obtain and enforce patents on our technology. We rely primarily on a combination of patent, copyright, trademark and trade secrets law to protect our intellectual property. Although we have filed multiple patent applications for our technology, and we have three issued patents in the U.S., our patent position is subject to complex factual and legal issues that may give rise to uncertainty as to the validity, scope and enforceability of a particular patent. Accordingly, we cannot assure you that any patents will be issued pursuant to our current or future patent applications or that patents issued pursuant to such applications will not be invalidated, circumvented or challenged. Moreover, we cannot assure you that the rights granted under any such patents will provide the competitive advantages we anticipate or be adequate to safeguard and maintain our proprietary rights. In addition, effective patent, trademark, copyright and trade secret protection may be unavailable, limited or not applied for in certain foreign countries. Moreover, we cannot assure you that third parties will not infringe, design around, or improve upon our proprietary technology.

         We also seek to protect our proprietary intellectual property, including intellectual property that may not be patented or patentable, in part by confidentiality agreements and, if applicable, inventor's rights agreements with our employees and third parties. We cannot assure you that these agreements will not be breached, that we will have adequate remedies for any breach or that such persons will not assert rights to intellectual property arising out of these relationships.


WE ARE A NEW ENTRANT IN OUR BUSINESS AND WE FACE SIGNIFICANT COMPETITION.

         We are a new entrant in the market for development and sale of sulfur reduction and upgrading technology to the oil industry. We face well-established and well-funded competition from a number of sources. Our competitors in this area include manufacturers of conventional refinery desulfurization equipment and major integrated oil companies and oil refineries. Most of these entities have substantially greater research and development capabilities and financial, scientific, manufacturing, marketing, sales and service resources than we do.

         Because of their experience and greater research and development capabilities, our competitors might succeed in developing and commercializing competing technologies or products which would render our technologies or products obsolete or non-competitive.

REGULATORY DEVELOPMENTS COULD HAVE ADVERSE CONSEQUENCES FOR OUR BUSINESS.

         The regulatory environment that pertains to our business is complex, uncertain and changing rapidly. Although we anticipate that existing and proposed governmental mandates regulating the sulfur content of petroleum products will continue to provide an impetus for customers to utilize our desulfurization technology, it is possible that the application of existing environmental legislation or regulations or the introduction of new legislation or regulations could substantially impact our ability to launch and promote our proprietary technologies, which could in turn negatively impact our business.

         Rules and regulations implementing federal, state and local laws relating to the environment will continue to affect our business, including laws and regulations which may apply to the use and operation of our desulfurization units, and we cannot predict what additional environmental legislation or regulations will be enacted or become effective in the future or how existing or future laws or regulations will be administered or interpreted with respect to products or activities to which they have not been applied previously. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of regulatory agencies, could have a materially adverse effect on our business.

         To date, environmental regulation has not had a material adverse effect on our business, which is presently in the development stage. However, future activities may subject us to increased risk when we commercialize our units by reason of the installation and operation of these units at customer sites. We intend to address these risks by imposing contractual responsibility on third party users for maintaining necessary permits and complying with applicable environmental laws governing or related to the operation of our units. However, these measures may not fully protect us against environmental risks. Furthermore, although we may be entitled to contractual indemnification from third parties for environmental compliance liabilities, this would not preclude direct liability by us to governmental agencies or third parties under applicable federal and state environmental laws. We are presently unable to predict the nature or amount of additional costs or liabilities which may arise in the future. However, future liabilities and costs could be material.

COMMERCIAL ACTIVITIES BY US IN FOREIGN COUNTRIES COULD SUBJECT US TO POLITICAL AND ECONOMIC RISKS WHICH COULD IMPAIR FUTURE POTENTIAL SOURCES OF REVENUE OR IMPOSE SIGNIFICANT COSTS.

         Other than with regard to our minority joint venture interest in SulphCo Oil Technologies Kuwait we do not presently conduct any material business activities outside the U.S. However, we expect to conduct business in foreign countries in the future, either directly, or through partners, licensees or other third parties, in connection with the commercialization of our technologies. The transaction of business by us in a foreign country, either directly or through partners, licensees or other third parties, may subject us, either directly or indirectly, to a number of risks, depending upon the particular country. These risks may include, with respect to a particular foreign country:

         o Government activities that may result in the curtailment of contract rights;
         o Government activities that may restrict payments or limit the movement of funds outside the country;
         o    Confiscation or nationalization of assets;
         o    Confiscatory or other adverse foreign taxation regulations;
         o    Acts of terrorism or other armed conflicts and civil unrest;
         o    Currency fluctuations, devaluations and conversion restrictions;
              and
         o Trade restrictions or embargoes imposed by the U.S. or a foreign country.

Many of these risks may be particularly significant in some oil producing regions, such as the Middle East and South America.

WE MAY BE SUED FOR PRODUCT LIABILITY, WHICH COULD RESULT IN LIABILITIES WHICH EXCEED OUR AVAILABLE ASSETS.

         We may be held liable if any product we develop, or any product which is made with the use of any of our technologies, causes injury or is found otherwise unsuitable during product testing, manufacturing, marketing, sale or use. We currently have no product liability insurance. When we attempt to obtain product liability insurance, this insurance may be prohibitively expensive, or may not fully cover our potential liabilities. Inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could inhibit the commercialization of products developed by us. If we are sued for any injury caused by our products, our liability could exceed our available assets.

WE ARE SUBJECT TO AN SEC INVESTIGATION, WHICH COULD MATERIALLY AFFECT US.

         In March 2002 we were notified by the SEC that our company and our chief executive officer, Rudolf W. Gunnerman, were the subject of a formal SEC investigation, and that the staff of the Salt Lake District Office was recommending that a civil injunctive action be filed naming SulphCo, Inc. and Mr. Gunnerman as defendants. The March 2002 notifications alleged violations by us and Mr. Gunnerman of Sections 5(a), 5(c) and 17(a) of the Securities Act of 1933, and Section 10(b) and Rule 10b-5 of the Securities Exchange Act of 1934, and further alleged violations by Mr. Gunnerman of Rule 101 under Regulation M. In February 2004 we met with the staff of the Salt Lake District Office and were advised that the staff is actively seeking authorization from the SEC to commence the civil injunctive action and administrative proceedings against SulphCo and Mr. Gunnerman. Both SulphCo and Mr. Gunnerman have denied the SEC allegations. We are unable to predict the outcome of any such action or proceeding, if commenced. This investigation could have a material adverse effect on us as a result of one or more of the following factors:

         o Indeterminate future legal costs associated with the prosecution by the SEC of administrative, civil or injunctive proceedings, which could be substantial;
         o    Payment of fines or penalties;
         o The legal authority of the SEC to seek a bar on Mr. Gunnerman from serving as an officer or director of our company;
         o Future stockholder lawsuits based upon the subject matter of the investigation;
         o    Increased scrutiny of us by regulatory authorities; and
         o Increased costs of equity financings due to the risk of an adverse outcome, delays in the SEC registration review process or the perception by investors of such delays.

OUR STOCK PRICE IS VOLATILE, WHICH INCREASES THE RISK OF AN INVESTMENT IN OUR COMMON STOCK.

         The trading price for our common stock has been volatile, ranging from a sales price of $0.21 in October 2003, to a sales price of over $4.00 per share in July of 2004. The price has changed dramatically over short periods with changes of over 100% percent in a single day. An investment in our stock is subject to such volatility and, consequently, is subject to significant risk.

SALES OF OUR COMMON STOCK BY THE SELLING SECURITY HOLDERS, OR MARKET EXPECTATIONS OF THESE SALES, MAY HAVE AN ADVERSE IMPACT ON THE MARKET PRICE OF OUR COMMON STOCK.

         This prospectus relates to the resale of up to 18,648,137 shares of common stock by the selling security holders identified in this prospectus. Prior to the date of this prospectus these shares were not freely tradable under federal and state securities laws. In addition to the sale of the shares which may be sold under this prospectus, there are 4,121,151 restricted shares which may be sold pursuant to SEC Rule 144, which permits sales of unregistered securities owned for more than one year. Large sales volumes by selling security holders or market expectations of such sales could adversely affect the market price of our common stock.

THE POTENTIAL EXERCISE OF OUTSTANDING WARRANTS AND ADDITIONAL INVESTMENT RIGHTS COULD ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK, DILUTE THE HOLDINGS OF EXISTING STOCKHOLDERS AND IMPEDE OUR ABILITY TO OBTAIN ADDITIONAL EQUITY FINANCING.

         In connection with the June 3, 2004 and June 15, 2004 private placements, we issued:

         o    [1,073,238] warrants exercisable at $1.125 per share;
         o    [731,846] warrants exercisable at $1.5625 per share;
         o additional investment rights entitling the holder to purchase an aggregate of [6,132,666] shares of our common stock at $0.90 per share and 2,146,434 warrants exercisable at $1.125 per share; and
         o additional investment rights entitling the holder to purchase an aggregate of [2,090,988] shares at $1.25 per share and [1,463,692] warrants exercisable at $1.5625 per share.

[In addition, under the terms of these private placements, we may issue and sell additional warrants and rights as part of additional closings for the unsold securities under these placements.]

         If those purchasers (who are identified as selling security holders in this prospectus) exercise these additional investment rights or warrants, we will be obligated to issue additional shares of common stock at $0.90 and $1.25 per share and warrants to purchase our common stock at an exercise price of $1.125 and $1.5625 per share. As of the date of this prospectus the closing price of our common stock was $___ per share. In addition, 800,000 shares are issuable upon exercise of an outstanding employee stock option with an exercise price of $0.55. The existence of such rights to acquire common stock at fixed prices may prove a hindrance to our efforts to raise future equity funding, and the exercise of such rights will dilute the percentage ownership interest of our stockholders and may dilute the value of their ownership. The possible future sale of shares issuable on the exercise of outstanding warrants, options and additional investment rights, or expectations of such sales, could adversely affect the prevailing market price of our common stock. Further, the holders of the outstanding warrants and additional investment rights may exercise them at a time when we would otherwise be able to obtain additional equity capital on terms more favorable to us. WE DO NOT EXPECT TO PAY DIVIDENDS ON OUR COMMON STOCK IN THE FORESEEABLE FUTURE.

         Although our stockholders may receive dividends if, as and when declared by our board of directors, we do not presently intend to pay dividends on our common stock in the foreseeable future. Therefore, you should not purchase our common stock if you need immediate or future income by way of dividends from your investment.

OUR BOARD OF DIRECTORS HAS THE ABILITY TO ISSUE ADDITIONAL SHARES OF OUR COMMON STOCK WITHOUT OBTAINING THE APPROVAL OF OUR STOCKHOLDERS, WHICH ISSUANCES MAY RESULT IN FURTHER DILUTION TO OUR STOCKHOLDERS.

         Our corporate charter currently authorizes our board of directors to issue up to 100,000,000 shares of common stock, of which 53,707,234 shares were outstanding as of August 17, 2004. The power of the board of directors to issue shares of common stock or warrants to purchase shares of common stock is not subject to stockholder approval under Nevada state law, the state of our corporate organization. Any additional issuance of our common stock may have the effect of further diluting the equity interest of our stockholders.

BECAUSE OUR BOARD OF DIRECTORS HAS THE ABILITY TO ISSUE SHARES OF PREFERRED STOCK WITHOUT OBTAINING THE APPROVAL OF OUR STOCKHOLDERS, WE COULD ISSUE PREFERRED STOCK WITH RIGHTS THAT ARE SUPERIOR TO OUR COMMON STOCK OR WHICH WOULD HAVE THE EFFECT OF DELAYING OR PREVENTING A CHANGE IN CONTROL OF OUR COMPANY.

         Our board of directors has the authority to issue up to 10,000,000 shares of preferred stock, none of which are issued or outstanding, and to determine the price, and the rights, preferences, privileges and restrictions, without any further vote or action by our stockholders. The rights of the holders of common stock may be adversely affected by the rights of the holders of any preferred stock that may be issued in the future. Rights, preferences and privileges applicable to future preferred stock issuances could include dividend, liquidation and voting rights which are greater than rights afforded our common stockholders. Because the holders of preferred stock may be entitled to vote on some matters as a class, issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control of our company. The issuance of preferred stock, while providing desirable flexibility, could have the effect of making it more difficult for a third party to acquire control of our company.

BECAUSE OUR COMMON STOCK IS SUBJECT TO RULES GOVERNING LOW PRICED SECURITIES, MARKET LIQUIDITY FOR OUR COMMON STOCK COULD BE ADVERSELY IMPACTED.

         Our common stock trades below $5.00 per share and is not listed on the Nasdaq Stock Market or a national or regional securities exchange. Therefore, our common stock is subject to the low priced security or so-called "penny stock" rules that impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors. For any transaction involving a penny stock, unless exempt, the rules require, among other things, the delivery, prior to the transaction, of a disclosure schedule required by the Securities and Exchange Commission relating to the penny stock market. These rules also require that the broker determine, based upon information obtained from the investor, that transactions in penny stocks are suitable for the investor, and require the broker to obtain the written consent of the investor prior to effecting the penny stock transaction. The broker-dealer must also disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. So long as our common stock is characterized as a penny stock, the market liquidity for these shares could be severely affected. The regulations relating to penny stocks could limit the ability of broker-dealers to sell these securities and, in turn, the ability of stockholders to sell their shares in the secondary market.

OUR CHAIRMAN AND CEO WILL CONTROL CORPORATE DECISIONS, AND HIS INTERESTS MAY DIFFER FROM THE INTERESTS OF OTHER STOCKHOLDERS.

         As of the date of this prospectus Rudolf W. Gunnerman beneficially owned more than 61% of our issued and outstanding common stock. Following this offering, assuming all of the securities covered by this prospectus are issued, Rudolf W. Gunnerman, our chairman and CEO, will beneficially own or control more than 44% of our issued and outstanding common stock. Accordingly, Mr. Gunnerman will effectively be able to exercise control over all matters requiring approval by our stockholders, including the election of directors and the approval of significant corporate transactions. Mr. Gunnerman's interests may differ from the interests of other stockholder and, therefore, result in corporate decisions that may be disadvantageous to other stockholders. This concentration of ownership may also have the effect of delaying or preventing a change in control, which could have a material adverse effect on our stock price.

                           FORWARD-LOOKING STATEMENTS

         This prospectus contains forward-looking statements within the meaning of the federal securities laws that relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology, such as "may," "will," "should," "could," "expect," "plan," "anticipate," "believe," "estimate," "project," "predict," "intend," "potential" or "continue" or the negative of such terms or other comparable terminology, although not all forward-looking statements contain such terms. In addition, these forward-looking statements include, but are not limited to, statements regarding:

         o    implementing our business strategy;
         o    commercialization and marketing of our products under development;
         o    our intellectual property;
         o    our estimates of future revenue and profitability;
         o    our estimates or expectations of continued losses;
         o our expectations regarding future expenses, including research and development, sales and marketing, manufacturing and general and administrative expenses;
         o difficulty or inability to raise additional financing, if needed, on terms acceptable to us;
         o our estimates regarding our capital requirements and our needs for additional financing;
         o    attracting and retaining customers and employees;
         o    sources of revenue and anticipated revenue; and
         o    competition in our market.

         These statements are only predictions. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are not required to and do not intend to update any of the forward-looking statements after the date of this prospectus or to conform these statements to actual results. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur. Actual results, levels of activity, performance, achievements and events may vary significantly from those implied by the forward-looking statements. A description of risks that could cause our results to vary appears under "Risk Factors" and elsewhere in this prospectus.

         In this prospectus, we refer to information regarding our potential markets and other industry data. We believe that we have obtained this information from reliable sources that customarily are relied upon by companies in our industry, but we have not independently verified any of this information.

                                 USE OF PROCEEDS

         We will receive gross proceeds of up to [$12.6] million from the exercise of warrants and additional investment rights by the selling security holders named in this prospectus, assuming that [the maximum amount of these securities are issued to investors in connection with additional closings of the June 2004 private placements,] these warrants and rights are exercised by the selling security holders and none of the selling security holders elect to exercise their warrants through a "cashless exercise" (or gross proceeds of [$7.9] million if all of the warrants are exercised through the cashless exercise option). We cannot assure you that [any additional closings will occur in connection with the June 2004 private placements or that] the selling security holders will exercise any of the warrants or additional investment rights.

         Payment of the exercise price of the warrants may be made, at the option of the warrant holder, either in cash or by a "cashless exercise." Upon a cashless exercise, in lieu of paying the exercise price in cash, the warrant holder would receive shares of common stock with a value equal to the difference between the market price (the average of the closing prices of the common stock for the five trading days immediately preceding the exercise date) at the time of exercise and the then current exercise price multiplied by the number of shares so exercised.

         Proceeds from [additional closings under the June 2004 private placements,] the exercise of warrants and additional investment rights, if any, will be used for working capital and general corporate purposes. We will retain broad discretion as to the use of proceeds from the exercise of warrants and additional investment rights.

         However, we will not receive any of the proceeds from the sale of the shares by the selling security holders, nor will any of the proceeds from the sale of shares by the selling security holders be available for our use or otherwise for our benefit. All proceeds from the sale of the shares will be for the account of the selling security holders.

                            SELLING SECURITY HOLDERS

         Up to 18,648,137 shares of our common stock are being offered by the selling security holders under this prospectus. These shares are part of units which have been issued and sold or may be issued and sold from time to time by us to the selling security holders in connection with two private placements entered into as of June 3, 2004 and June 15, 2004, and comprise the following:

JUNE 3, 2004 PRIVATE PLACEMENT:

         o    2,978,333 shares of common stock;
         o Warrants exercisable at $1.125 per share for 1,073,217 shares of common stock;
         o additional investment rights entitling the investor to purchase 6,132,667 shares of common stock at $0.90 per share and warrants to purchase 2,146,433 shares at $1.125 per share.

JUNE 15, 2004 PRIVATE PLACEMENT:

         o    2,030,960 shares of common stock;
         o Warrants exercisable at $1.5625 per share for 731,846 shares of common stock;
         o additional investment rights entitling the investor to purchase 2,090,989 shares of common stock at $1.25 per share and warrants to purchase 1,463,692 shares at $1.5625 per share.

THE JUNE 2004 PRIVATE PLACEMENTS

         THE JUNE 3, 2004 PLACEMENT. Pursuant to a securities purchase agreement effective June 3, 2004, between our company and accredited investors, we agreed to issue and sell to 22 of the selling security holders approximately 2.98 million units, at $0.90 per unit. Each unit in the June 3 placement has a purchase price of $0.90 and consists of one share of common stock, a warrant entitling the purchaser to purchase 0.35 shares of common stock at $1.125 per share for each share acquired, and an additional investment right entitling the purchaser to purchase up to two additional shares at a purchase price of $0.90 per share and a warrant to purchase up to 0.35 shares at $1.125 per share for each additional share acquired under the additional investment right. The securities purchase agreement provided for the sale of one-half of the 2.98 million units to these purchasers on June 3, 2004, and we received aggregate gross cash proceeds of $1.34 million, before deduction of selling expenses of approximately $91,367. Under the terms of the June 3 placement the investors had the right to purchase up to the remaining unpurchased 1.49 million units at any time prior to October 31, 2004, and we had the right (subject to customary closing conditions) to require the investors to purchase these additional 1.49 million of units within 5 days of the announcement of our entry into a collaboration agreement with a major international oil producer on terms satisfactory to a majority of the investors. On August 9, 2004, we issued a public announcement of our entry into a Collaboration Agreement with ChevronTexaco on August 6, 2004. As of August 17, 2004, we have not been advised by a majority of the investors that the terms of the Collaboration Agreement are satisfactory to them. Accordingly, on August 19, 2004, we notified each of the investors that we are exercising our right to require the investors to purchase the remaining unsold units and have extended the closing date for this financing to September 10, 2004. We cannot assure you that the investors will purchase the remaining unpurchased units prior to their expiration. As of the date of this prospectus one of the investors has exercised his right to acquire his remaining 22,500 unpurchased units, resulting in proceeds to us of $20,250.

         JUNE 15, 2004 PLACEMENT. Pursuant to a securities purchase agreement effective June 15, 2004, between our company and accredited investors, we agreed to issue and sell to each of the investors in the June 3 placement and seven other accredited investors approximately 2.03 million units, at $1.25 per unit. Each unit in the June 15 placement has a purchase price of $1.25 and consists of one share of common stock, a warrant entitling the purchaser to purchase 0.35 shares of common stock at $1.5625 per share for each share acquired, and an additional investment right entitling the purchaser to purchase up to one additional share at a purchase price of $1.25 per share and a warrant to purchase up to 0.70 shares at $1.5625 per share for each additional share acquired under the additional investment right. The securities purchase agreement provided for the sale of one-half of the 2.03 million of units to these purchasers on June 15, 2004, and we received aggregate gross cash proceeds of approximately $1.27 million, in each case, before deduction of selling expenses of approximately $87,542. Under the terms of the June 15 placement the investors had the right to purchase up to the remaining unpurchased 1.02 million units at any time prior to October 31, 2004, and until October 31, 2004 we had the right (subject to customary closing conditions) to require the investors to purchase these additional 1.02 million units within 5 days of the announcement of our entry into a collaboration agreement with a major international oil producer on terms satisfactory to a majority of the investors. On August 9, 2004, we issued a public announcement of our entry into a Collaboration Agreement with ChevronTexaco on August 6, 2004. As of August 17, 2004 we have not been advised by a majority of the investors that the terms of the Collaboration Agreement are satisfactory to them. Accordingly, on August 19, 2004, we notified each of the investors that we are exercising our right to require the investors to purchase the remaining unsold units and have extended the closing date for this financing to September 10, 2004. We cannot assure you that the investors will purchase the remaining unpurchased units prior to their expiration. As of the date of this prospectus one of the investors has exercised his right to acquire his remaining 15,000 unpurchased units, resulting in proceeds to us of $18,750.

         The additional investment rights we issued in connection with the June 3 and June 15 placements are exercisable at any time from the date of their issuance until _________ ___, 2005 [180 trading days from the date of this prospectus]

         The warrants we issued or which may be issued in connection with the June 3 and June 15 placements upon exercise of the additional investment rights are exercisable for a period of 30 months commencing on their date of issuance. In addition to anti-dilution provisions providing for proportionate adjustments in the event of stock splits, stock dividends, reverse stock splits and similar events, the exercise price of the warrants is subject to downward adjustment upon the issuance by us of common stock or securities convertible into common stock at a price per share of less than the then current exercise price. Payment of the exercise price of the warrants may be made, at the option of the warrant holder, either in cash or by a "cashless exercise." Upon a cashless exercise, in lieu of paying the exercise price in cash, the warrant holder would receive shares of common stock with a value equal to the difference between the market price (the average of the closing prices of the common stock for the five trading days immediately preceding the exercise date) at the time of exercise and the then current exercise price multiplied by the number of shares so exercised.

         The agreements pursuant to which we issued these securities to the selling security holders require us to register the shares of our common stock issued in connection with these private placements and issuable upon exercise of the derivative securities issued in connection with these private placements for the accounts of the selling security holders. This prospectus is part of a registration statement on Form SB-2 filed by us with Securities and Exchange Commission under the Securities Act covering the resale of such shares of our common stock from time to time by the selling security holders.

         The sale and issuance of the units, common stock, warrants, additional investment rights and related securities are deemed to be exempt from the registration requirement of the Securities Act of 1933, as amended, in reliance on Section 4(2) of the Securities Act and Regulation D promulgated thereunder, and have been made without general solicitation or advertising.

         The warrants and additional investment rights issued or to be issued to Olympus Securities LLC, a licensed broker-dealer, are for services rendered to us in connection with the June 3 and June 15 placements. In May 2004, we retained Olympus Securities, LLC to act as placement agent in connection with the June 3 and June 15 placements. As a part of our agreement with Olympus Securities, we issued in connection with the first closings of the June 3 and June 15 placements 12,953 common stock purchase warrants and additional investment rights for the purchase of up to 59,007 shares and warrants for the purchase of up to 18,205 shares of our common stock on the same terms as the additional investment rights and warrants issued to the investors, and agreed to register the shares underlying all additional investment rights and warrants issued to Olympus. Olympus was also paid a cash commission of 3.5% of the gross proceeds received from the initial closings of June 3 and June 15 placements. Olympus is also entitled to a fee equal to 3% of the additional investment rights and warrants when and if issued in additional closings of the June 2004 placements. Olympus is also entitled to a cash fee equal to 7% of any proceeds received by us upon the exercise of additional investment rights issued to investors in the June 3 and June 15 placements. Further, until June 4, 2005, Olympus Securities is also entitled to similar fees on additional gross proceeds received by us from future financings involving participants in the June 3 or June 15 placements.

         Other than the agreement to provide us with these services, Olympus Securities, LLC has not held any positions or offices or had material relationships with us or any of our affiliates within the past three years. The issuance of the securities to Olympus is deemed to be exempt from the registration requirement of the Securities Act of 1933, as amended, in reliance on Section 4(2) of the Securities Act and Regulation D promulgated thereunder, and was made without general solicitation or advertising.

         In May 2004 we retained Vantage Investment Group, Inc. to provide financial consulting services, including locating funding sources and investors. In connection with the initial closings of the June 3 and June 15 placements we issued to Vantage 12,953 common stock purchase warrants and additional investment rights for the purchase of up to 59,007 shares and warrants for the purchase of up to 18,205 shares of our common stock on the same terms as the additional investment rights and warrants issued to investors, and agreed to register the shares underlying these securities. Vantage was also paid a cash fee of 3.5% of the gross proceeds from the initial closings of the June 3 and June 15 placements. Under our agreement with Vantage we have no further obligation to pay any additional fees to Vantage, whether in connection with the exercise of additional investment rights by investors or otherwise.

         Other than the agreement to provide us with financial services, Vantage Investment Group, Inc. has not held any positions or offices or had material relationships with us or any of our affiliates within the past three years. The issuance of the securities for the account of Vantage is deemed to be exempt from the registration requirement of the Securities Act of 1933, as amended, in reliance on Section 4(2) of the Securities Act and Regulation D promulgated thereunder, and was made without general solicitation or advertising.

         Effective July 15, 2004, we entered into a one year consulting agreement with InteSec Group LLC, a limited liability company. John Kaufman, a selling security holder, is a managing member and sole beneficial owner of InteSec. The consulting agreement provides for InteSec to provide marketing consultation services to us in support of our efforts to obtain funding from federal, state and local governments. InteSec has been issued 45,000 restricted shares of our common stock for these services and is also entitled to a commission of between 5-10% of cash receipts from contracts procured by InteSec during the term of the agreement and for a period of 18 months thereafter.

         Except as noted specifically above or as indicated in the notes to the table appearing below, the selling security holders have not held any positions or offices or had material relationships with us or any of our affiliates within the past three years, other than as a result of the ownership of our securities.

         The following table sets forth information with respect to the number of shares of common stock which to our best knowledge are beneficially owned by the selling security holders named below as of August 17, 2004, and as adjusted to give effect to the sale of the shares offered hereby. The shares beneficially owned have been determined in accordance with rules promulgated by the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Shares of common stock which may be acquired by a beneficial owner upon exercise or conversion of warrants, options or rights which are currently exercisable or exercisable within 60 days of August 17, 2004, are included in the table. Except as indicated by footnote, to our knowledge, the persons named in the table below have the sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them

         The information in the table below is current as of the date of this prospectus. The selling security holders may from time to time offer and sell pursuant to this prospectus any or all of the shares of common stock being registered. The table assumes that the selling security holders exercise all of their rights and warrants, and sell all of such shares. We are unable to determine the exact number of shares that will actually be offered or sold pursuant to this prospectus.


                                                                                        NUMBER OF            NUMBER OF
                                             NUMBER OF SHARES         PERCENT             SHARES           SHARES OWNED
                                            OWNED PRIOR TO THE     BENEFICIALLY           BEING                AFTER
                                               OFFERING **             OWNED             OFFERED           THE OFFERING
                                               -----------             -----             -------           ------------
The Merav Abbe Irrevocable Trust (1)             664,722 (2)                ___%            664,722 (2)         --
Nancy Abbe Trust (1)                             332,364 (3)                   *            332,364 (3)         --
Abbe Berman Foundation (1)                       166,184 (4)                   *            166,184 (4)         --
Coleman Abbe (1)                               1,329,454 (1)                ___%            166,184 (4)         --
Cranshire Capital, L.P. (5)                      664,722( 6)                ___%            664,722 (6)         --
Romana Ltd. (7)                                  664,722 (2)                ___%            664,722 (2)         --
Smithfield Fiduciary LLC (8)                   1,329,440 (9)                ___%          1,329,440 (9)         --
BL Cubed LLC (10)                                664,722 (2)                ___%            664,722 (2)         --
Cleveland Overseas Limited (11)                2,991,240 (12)            **4.99%          2,991,240 (12)        --
Scot J. Cohen                                  2,991,240 (12)            **4.99%          2,991,240 (12)        --
Hardip K. Sethi                                  132,944 (13)                  *            132,944 (13)        --
Omicron Master Trust (14)                        332,361 (15)                  *            332,361 (15)        --
Bruce T. Bernstein (14)                          664,722 (14)               ___%            332,361 (15)        --
Morris Wolfson                                   498,542 (16)                  *            498,542 (16)        --
Aaron Wolfson                                    498,542 (16)                  *            498,542 (16)        --
Philip W. Mirabelli                              110,394 (17)                  *            110,394 (17)        --
Iroquois Capital LP(18)                        1,329,440 (9)                ___%          1,329,440 (9)         --
Vertical Ventures, LLC (18)                    1,565,464 (19)               ___%          1,565,464 (19)        --
Ellis International Limited Inc.(20)           1,495,620 (21)               ___%          1,495,620 (21)        --
Martin D. Goldman                                332,364 (3)                   *            332,364 (3)         --
Ari S. Goldman                                   199,418 (22)                  *            199,418 (22)        --
Jeff Knightly                                    166,184 (4)                   *            166,184 (4)         --
Samuel S. Guzik                                  273,750 (23)                  *            273,750 (23)        --
Michael Gantcher                                  61,000 (24)                  *             61,000 (24)        --
John Kaufman                                     106,000 (29)                  *             61,000 (24)      45,000
Jonathan Manela                                   24,400 (25)                  *             24,400 (25)        --
Ryan Estis                                        61,000 (24)                  *             61,000 (24)        --
Joshua Silverman (18)                          2,955,904 (18)            **4.99%             61,000 (24)        --
Barney Silverman                                  61,000 (24)                  *             61,000 (24)        --
Michael Chill                                     24,400 (25)                  *             24,400 (25)        --
Olympus Securities, LLC (26)                     293,595 (27)                  *            293,595 (27)        --
Vantage Investment Group, Inc.                    97,865 (28)                  *             97,865 (28)        --

TOTAL                                        [__________]                                18,648,137           45,000
---------------

     * Less than 1%.
    ** Under the terms of the additional investment rights and warrants beneficially owned by these selling security holders and their affiliates, beneficial ownership of our common stock is limited to 4.99%, as determined in accordance with the provisions of Section 13 under the Securities Exchange Act of 1934 and the applicable rules thereunder, unless and until the holder of these securities provides not less than 61 days prior written notice waiving these limitations. Accordingly, although we have reflected these shares as being beneficially owned by these selling security holders, actual ownership is limited to 4.99% unless waived by the holder upon 61 days notice as described above.

(1) Colman Abbe, trustee of The Merav Abbe Irrevocable Trust, Nancy Abbe Trust and Abbe Berman foundation, has voting control and investment discretion over securities held by them. Accordingly, the number of shares shown as being beneficially owned by Mr. Colman includes, in addition to the 166,184 shares owned by Mr. Colman, the 664,722, 332,364 and 166,184 shares shown as being owned by The Merav Abbe Irrevocable Trust, Nancy Abbe Trust and Abbe Berman Foundation, respectively. Mr. Colman disclaims beneficial ownership of the shares held by each of these entities.
(2) Consists of common stock relating to units acquired or which may be acquired in the June 3, 2004 and June 15, 2004 placements: 181,512 shares of our common stock, 63,530 shares of our common stock issuable upon exercise of common stock purchase warrants, 292,622 shares of our common stock issuable upon exercise of additional investment rights to purchase our common stock, and 127,058 shares of our common stock issuable upon exercise of additional investment right warrants to purchase our common stock.
(3) Consists of common stock relating to units acquired or which may be acquired in the June 3, 2004 and June 15, 2004 placements: 90,756 shares of our common stock, 31,766 shares of our common stock issuable upon exercise of common stock purchase warrants, 146,312 shares of our common stock issuable upon exercise of additional investment rights to purchase our common stock, and 63,530 shares of our common stock issuable upon exercise of additional investment right warrants to purchase our common stock.
(4) Consists of common stock relating to units acquired or which may be acquired in the June 3, 2004 and June 15, 2004 placements: 45,378 shares of our common stock, 15,884 shares of our common stock issuable upon exercise of common stock purchase warrants, 73,156 shares of our common stock issuable upon exercise of additional investment rights to purchase our common stock, and 31,766 shares of our common stock issuable upon exercise of additional investment right warrants to purchase our common stock.
(5) Mitchell P. Kopin, the president of Downview Capital, Inc., the general partner of Cranshire Capital, L.P., has sole voting control and investment discretion over securities held by Cranshire Capital, L.P. Each of Mitchell P. Kopin and Downview Capital, Inc. disclaims beneficial ownership of the shares held by Cranshire Capital, L.P.
(6) Consists of common stock relating to units acquired or which may be acquired in the June 3, 2004 and June 15, 2004 placements: 181,512 shares of our common stock, 63,530 shares of our common stock issuable upon exercise of common stock purchase warrants, 292,622 shares of our common stock issuable upon exercise of additional investment rights to purchase our common stock, and 127,058 shares of our common stock issuable upon exercise of additional investment right warrants to purchase our common stock.
(7) L. Halpern, director of Romana Ltd., has voting control and investment discretion over securities held by Romana Ltd. Mr. Halpern disclaims beneficial ownership of the shares held by Romana Ltd.
(8) Highbridge Capital Management, LLC is the trading manager of Smithfield Fiduciary LLC and has voting control and investment discretion over securities held by Smithfield Fiduciary LLC. Glenn Dubin and Henry Swieca control Highbridge Capital Management, LLC. Each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the securities held by Smithfield Fiduciary LLC.
(9) Consists of common stock relating to units acquired or which may be acquired in the June 3, 2004 and June 15, 2004 placements: 363,022 shares of our common stock, 127,058 shares of our common stock issuable upon exercise of common stock purchase warrants, 585,244 shares of our common stock issuable upon exercise of additional investment rights to purchase our common stock, and 254,116 shares of our common stock issuable upon exercise of additional investment right warrants to purchase our common stock.
(10) Mel C. Litshitz, a member of BL Cubed LLC, has voting control and investment discretion over securities held by BL Cubed LLC. Mr. Litshitz disclaims beneficial ownership of the shares held by BL Cubed LLC.
(11) Gerald Vogt has voting control and investment discretion over securities held by Cleveland Overseas Limited. Gerald Vogt disclaims beneficial ownership of the shares held by Cleveland Overseas Limited.

(12) Consists of common stock relating to units acquired or which may be acquired in the June 3, 2004 and June 15, 2004 placements: 816,800 shares of our common stock, 285,880 shares of our common stock issuable upon exercise of common stock purchase warrants, 1,316,800 shares of our common stock issuable upon exercise of additional investment rights to purchase our common stock, and 571,760 shares of our common stock issuable upon exercise of additional investment right warrants to purchase our common stock.
(13) Consists of common stock relating to units acquired in the June 3, 2004 and June 15, 2004 placements: 36,302 shares of our common stock, 12,706 shares of our common stock issuable upon exercise of common stock purchase warrants, 58,524 shares of our common stock issuable upon exercise of additional investment rights to purchase our common stock, and 25,412 shares of our common stock issuable upon exercise of additional investment right warrants to purchase our common stock.
(14) Omicron Capital, L.P., a Delaware limited partnership ("Omicron Capital"), serves as investment manager to Omicron Master Trust, a trust formed under the laws of Bermuda ("Omicron"), Omicron Capital, Inc., a Delaware corporation ("OCI"), serves as general partner of Omicron Capital, and Winchester Global Trust Company Limited ("Winchester") serves as the trustee of Omicron. By reason of such relationships, Omicron Capital and OCI may be deemed to share dispositive power over the shares of our common stock owned by Omicron, and Winchester may be deemed to share voting and dispositive power over the shares of our common stock owned by Omicron. Omicron Capital, OCI and Winchester disclaim beneficial ownership of such shares of our common stock. Omicron Capital has delegated authority from the board of directors of Winchester regarding the portfolio management decisions with respect to the shares of common stock owned by Omicron and, as of April 21, 2003, Mr. Olivier H. Morali and Mr. Bruce T. Bernstein, officers of OCI, have delegated authority from the board of directors of OCI regarding the portfolio management decisions of Omicron Capital with respect to the shares of common stock owned by Omicron. By reason of such delegated authority, Messrs. Morali and Bernstein may be deemed to share dispositive power over the shares of our common stock owned by Omicron. Accordingly, the number of shares shown as being beneficially owned by Mr. Bernstein includes, in addition to the 332,361 shares owned by Mr. Bernstein, the 332,361 shares shown as being owned by Omicron. Messrs. Morali and Bernstein disclaim beneficial ownership of such shares of our common stock and neither of such persons has any legal right to maintain such delegated authority. No other person has sole or shared voting or dispositive power with respect to the shares of our common stock being offered by Omicron, as those terms are used for purposes under Regulation 13D-G of the Securities Exchange Act of 1934, as amended. Omicron and Winchester are not "affiliates" of one another, as that term is used for purposes of the Securities Exchange Act of 1934, as amended, or of any other person named in this prospectus as a selling stockholder. No person or "group" (as that term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended, or the SEC's Regulation 13D-G) controls Omicron and Winchester.
(15) Consists of common stock relating to units acquired or which may be acquired in the June 3, 2004 and June 15, 2004 placements: 90,756 shares of our common stock, 31,765 shares of our common stock issuable upon exercise of common stock purchase warrants, 146,311 shares of our common stock issuable upon exercise of additional investment rights to purchase our common stock, and 63,529 shares of our common stock issuable upon exercise of additional investment right warrants to purchase our common stock.
(16) Consists of common stock relating to units acquired or which may be acquired in the June 3, 2004 and June 15, 2004 placements: 136,134 shares of our common stock, 47,648 shares of our common stock issuable upon exercise of common stock purchase warrants, 219,466 shares of our common stock issuable upon exercise of additional investment rights to purchase our common stock, and 95,294 shares of our common stock issuable upon exercise of additional investment right warrants to purchase our common stock.
(17) Consists of common stock relating to units acquired or which may be acquired in the June 3, 2004 and June 15, 2004 placements: 32,552 shares of our common stock, 11,394 shares of our common stock issuable upon exercise of common stock purchase warrants, 43,662 shares of our common stock issuable upon exercise of additional investment rights to purchase our common stock, and 22,786 shares of our common stock issuable upon exercise of additional investment right warrants to purchase our common stock.

(18) Joshua Silverman has voting control and investment discretion over securities held by Iroquois Capital LP and Vertical Ventures, LLC. Accordingly, the number of shares shown as being beneficially owned by Mr. Silverman includes, in addition to the 61,000 shares owned by Mr. Silverman, the 1,329,440 and 1,565,464 shares shown as being owned by Iroquois Capital LP and Vertical Ventures, LLC, respectively. Mr. Silverman disclaims beneficial ownership of the shares held by Iroquois Capital LP and Vertical Ventures, LLC.
(19) Consists of common stock relating to units acquired or which may be acquired in the June 3, 2004 and June 15, 2004 placements: 429,476 shares of our common stock, 150,318 shares of our common stock issuable upon exercise of common stock purchase warrants, 685,032 shares of our common stock issuable upon exercise of additional investment rights to purchase our common stock, and 300,638 shares of our common stock issuable upon exercise of additional investment right warrants to purchase our common stock.
(20) Wilhelm Unger has voting control and investment discretion over securities held by Ellis International Limited Inc. Mr. Unger disclaims beneficial ownership of the shares held by Ellis International Limited Inc.
(21) Consists of common stock relating to units acquired or which may be acquired in the June 3, 2004 and June 15, 2004 placements: 408,400 shares of our common stock, 142,940 shares of our common stock issuable upon exercise of common stock purchase warrants, 658,400 shares of our common stock issuable upon exercise of additional investment rights to purchase our common stock, and 285,880 shares of our common stock issuable upon exercise of additional investment right warrants to purchase our common stock.
(22) Consists of common stock relating to units acquired or which may be acquired in the June 3, 2004 and June 15, 2004 placements: 54,454 shares of our common stock, 19,060 shares of our common stock issuable upon exercise of common stock purchase warrants, 87,786 shares of our common stock issuable upon exercise of additional investment rights to purchase our common stock, and 38,118 shares of our common stock issuable upon exercise of additional investment right warrants to purchase our common stock.
(23) Consists of common stock relating to units acquired in the June 3, 2004 and June 15, 2004 placements: 75,000 shares of our common stock, 26,250 shares of our common stock issuable upon exercise of common stock purchase warrants, 120,000 shares of our common stock issuable upon exercise of additional investment rights to purchase our common stock, and 52,500 shares of our common stock issuable upon exercise of additional investment right warrants to purchase our common stock. Mr. Guzik is a principal in the law firm of Guzik & Associates, which firm has acted as legal counsel to us since 2003.
(24) Consists of common stock relating to units acquired or which may be acquired in the June 3, 2004 and June 15, 2004 placements: 20,000 shares of our common stock, 7,000 shares of our common stock issuable upon exercise of common stock purchase warrants, 20,000 shares of our common stock issuable upon exercise of additional investment rights to purchase our common stock, and 14,000 shares of our common stock issuable upon exercise of additional investment right warrants to purchase our common stock.
(25) Consists of common stock relating to units acquired or which may be acquired in the June 15, 2004 placement: 8,000 shares of our common stock, 2,800 shares of our common stock issuable upon exercise of common stock purchase warrants, 8,000 shares of our common stock issuable upon exercise of additional investment rights to purchase our common stock, and 5,600 shares of our common stock issuable upon exercise of additional investment right warrants to purchase our common stock.
(26) Jim Carazza has voting control and investment discretion over securities held by Olympus Securities, LLC. Mr. Carazza disclaims beneficial ownership of the shares held by Olympus Securities, LLC.
(27) Consists of common stock relating to units acquired or which may be acquired in the June 3, 2004 and June 15, 2004 placements: 38,859 shares of our common stock issuable upon exercise of common stock purchase warrants, 177,021 shares of our common stock issuable upon exercise of additional investment rights to purchase our common stock, and 77,715 shares of our common stock issuable upon exercise of additional investment right warrants to purchase our common stock.
(28) Consists of common stock relating to units acquired in the first closings of the June 3, 2004 and June 15, 2004 placements: 12,953 shares of our common stock issuable upon exercise of common stock purchase warrants, 59,007 shares of our common stock issuable upon exercise of additional investment rights to purchase our common stock, and 25,905 shares of our common stock issuable upon exercise of additional investment right warrants to purchase our common stock.
(29) Includes 45,000 shares of common stock owned by InteSec Group LLC, of which Mr. Kaufman is a managing member.

                              PLAN OF DISTRIBUTION

         The selling security holders may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling security holders may use any one or more of the following methods when selling shares:

o ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

o block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

o purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

o an exchange distribution in accordance with the rules of the applicable exchange;

o        privately negotiated transactions;

o        short sales;

o broker-dealers may agree with the selling security holders to sell a specified number of such shares at a stipulated price per share;

o        a combination of any such methods of sale; and

o        any other method permitted pursuant to applicable law.

         The selling security holders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

         The selling security holders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades.

         Broker-dealers engaged by the selling security holders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling security holders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling security holders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by a selling security holder. The selling security holders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.

         The selling security holders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling security holders to include the pledgee, transferee or other successors in interest as selling security holders under this prospectus.

         The selling security holders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling security holders to include the pledgee, transferee or other successors in interest as selling security holders under this prospectus.

         The selling security holders and any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

         We are required to pay all fees and expenses incident to the registration of the shares of common stock. We have agreed to indemnify the selling security holders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

         The selling security holders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by any selling security holder. If we are notified by any selling security holder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, to the extent required by then applicable SEC regulations, we will file a supplement or amendment to this prospectus naming the broker-dealer as an underwriter, and sales will not be made until such supplement has been filed with the SEC or such amendment has been declared effective by the SEC. If the selling security holders use this prospectus for any sale of the shares of common stock, they will be subject to the prospectus delivery requirements of the Securities Act.

         We have informed the selling security holders that during such time as they may be engaged in a distribution of any of the shares covered by this prospectus they are required to comply with the anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934. In general, Regulation M precludes any selling security holder, any affiliated purchasers and any broker-dealer or any other person who participates in a distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase, any security which is the subject of the distribution until the entire distribution is complete. Regulation M defines a "distribution" as an offering of securities that is distinguished from ordinary trading efforts and selling methods. Regulation M also defines a "distribution participant" as an underwriter, prospective underwriter, broker, dealer, or other person who has agreed to participate or who is participating in a distribution. Regulation M prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of the security, except as specifically permitted by Rule 104 of Regulation M. These stabilizing transactions may cause the price of our common stock to be more than it would otherwise be in the absence of these transactions.

         We have informed the selling security holders that stabilizing transactions permitted by Regulation M allow bids to purchase our common stock if the stabilizing bids do not exceed a specified maximum, and that Regulation M specifically prohibits stabilizing that is the result of fraudulent, manipulative, or deceptive practices.

         We have further advised the selling security holders and distribution participants that they are required to consult with their own legal counsel to ensure compliance with Regulation M. With respect to compliance by SulphCo with Regulation M, we have conferred with our securities counsel and will continue to confer with counsel to ensure compliance with Regulation M.

                                    BUSINESS

INTRODUCTION

         OVERVIEW

         We are engaged in the business of developing and commercializing our patented and proprietary technology for the reduction of the sulfur content of crude oils and petroleum products, and the "upgrading" of crude oil by reducing its density. Our patented and proprietary process is based upon the novel use of high power ultrasonics - the application of high energy, high frequency sound waves - to effect beneficial changes in the chemical composition in crude oil and other petroleum streams. Originally developed by us for low cost desulfurization of diesel fuel, our development efforts have expanded to include the desulfurization of crude oil and the "upgrading" of crude oil by reducing its density. Our process is expected to provide a highly cost-effective alternative or supplement to conventional refinery processes currently used to remove sulfur from crude oil. We also believe that our process is unique by reason of its ability to desulfurize and upgrade crude oil prior to entering the traditional refinery process.

         We have developed and demonstrated a prototype in a laboratory setting using a revolutionary low pressure, low temperature process that uses high power ultrasound to reduce the sulfur content of crude oil and other petroleum streams. We have been developing and testing our desulfurization technologies since January 1999. Testing has been done through in-house facilities, independent laboratories, and more recently by ChevronTexaco Energy Technology Co., a unit of ChevronTexaco Corp. To date, our testing has been limited to samples produced by laboratory prototypes which process one to ten gallons of crude oil in a laboratory setting. Recent laboratory testing has also demonstrated the ability of our process to upgrade crude oils through the conversion of certain heavy components of petroleum to lighter components. We are also investigating the potential additional "upgrading" benefit our process may have through the reduction of nitrogen, acids, salts and certain metals in crude oil.

         We have completed the design and fabrication of a pre-production prototype of a desulfurization unit (deSN(TM) unit) which is intended to process up to 1,000 bbl per day. This unit has been placed at Chevron U.S.A., Inc.'s refinery in El Segundo, California, and is awaiting final installation and testing, which is expected to occur in the first half of 2005. We have also begun the design of a production scale deSN(TM) unit which is intended to process 25,000 or more bbl per day. We intend to construct this unit at our facilities following successful testing of our 1,000 bbl per day unit and receipt of an initial customer order.

         We are continuing to develop ultrasound technology to help provide the high power ultrasound necessary to our process. Our ultrasound technology is intended to increase the ultrasonic intensity generated within our desulfurization units and to improve on existing commercially available ultrasound technologies.

         The market for our technology and our desulfurization units is expected to be crude oil producers and refiners. Crude oil price differentials are driven largely by both sulfur content and crude oil density. These price differentials reflect the relative economic value of crude oil to the ultimate consumer of most crude oil, the oil refiner. Because our technology is expected to both reduce sulfur content and reduce crude oil density at a significantly reduced cost, the successful commercialization of our technology can be expected to produce significant economic benefits to our future customers.

BUSINESS DEVELOPMENT

            SulphCo, Inc. is a Nevada corporation which was originally incorporated on December 23, 1986 as Hair-Life, Inc. On June 3, 1987, we completed a public offering pursuant to the provisions of Rule 504 of Regulation D of the Securities Act of 1933. Between 1987 and 1999, we pursued a number of business activities under different corporate names. All of these activities were unsuccessful and were ultimately discontinued by December 2000, when we were then known as Film World, Inc. ("Film World").

            In January 1999, Dr. Rudolf W. Gunnerman formed GRD, Inc. (GRD), a Nevada corporation owned by him and doing business as SulphCo, to engage in the development and commercialization of proprietary technology to be utilized for the removal of sulfur from crude oil and petroleum products. In January 1999 GRD entered into a Research Agreement with the University of Southern California and Dr. Teh Fu Yen for research into desulfurization technology. This research resulted in the first patent for the desulfurization technology which was later issued to Dr. Yen and assigned to us. In December 2000, GRD entered into an exchange agreement by which GRD obtained control of Film World by issuing 1,200,000 shares of GRD in exchange for all of the issued and outstanding shares of Film World. Following the exchange, GRD, which became our wholly owned subsidiary, was merged into us and our name was changed to SulphCo, Inc. Since the shareholders of GRD continued their control, the merger was accounted for as a reverse acquisition of FilmWorld by GRD.

            Since December 2000 our principal business activities have centered around the research, testing and development of our proprietary technology, which was originally developed for the removal of sulfur from diesel fuel and from crude oil.

            We maintain our principal executive offices and facilities at 850 Spice Islands Drive, Sparks, Nevada 89431. Our telephone number is 775-829-1310.

GENERAL DESCRIPTION OF OUR TECHNOLOGY

           SulphCo's has built a pre-production prototype desulfurization unit which is intended to process up to 1,000 barrels per day on continuous basis. The equipment is mounted in a 40 foot mobile container for ease of transportation. Equal amounts of crude oil and water are supplied to the desulfurization unit, and then piped through a mixer. An additive is injected just prior to the crude oil and water mixture entering the ultrasonic reactor. Upon exiting the reactor, the crude oil and water mixture enters a large centrifuge where water is removed. Then the processed crude oil is "washed" with wash water and the wash water is then separated from the desulfurized crude oil. The water used in this process is intended to be filtered and reused. When incorporated into the traditional refinery process the desulfurized crude oil would return to the refinery for further processing into various petroleum products.

           The key to our technology is our use of high power ultrasound to alter naturally occurring molecular structures in hydrocarbons, which are the predominate molecular components of crude oil. In a process known as "sonochemistry," high power ultrasonic waves are applied to the crude oil and water mixture, creating bubbles which implode. With the implosion of the bubbles, immense heat and pressure are produced on a very small scale, accelerating reactions due to the extreme heat released upon implosion. Temperatures can reach 5,000(degree)C with pressures of several hundred atmospheres. This speeds reactions, and breaks chemical bonds, thus making large heavy molecules smaller and lighter. At the same time, it removes sulfur by breaking carbon/sulfur bonds and it removes nitrogen by breaking carbon/ nitrogen bonds.

            We believe that the process is scalable to larger reactors and we are now in the process of designing a desulfurization unit intended to process 25,000 or more bbl per day.

RECENT DEVELOPMENT AND TESTING ACTIVITIES

            We have been developing our desulfurization technologies on an ongoing basis since January 1999. Testing has been done through in-house facilities, independent laboratories, and more recently by ChevronTexaco Energy Technology Co., a unit of ChevronTexaco Corp. To date, such testing has been limited to samples produced by prototypes which have processed from one to ten gallons of crude oil in a laboratory setting. Beginning in mid-2002 our development activities have centered around re-designing, upgrading and testing of laboratory scale prototypes utilizing more powerful ultrasonic generators, and redesigning these prototypes to accommodate the more powerful generators. Substantially all of the development work to date has been conducted by SulphCo personnel.

         More recently we conducted laboratory testing of our prototypes at our facilities from May 2004 through July 2004, which testing was observed from time to time by ChevronTexaco Energy Technology Co., a unit of ChevronTexaco Corp., and we generated sample materials for their analysis. The testing gave positive indication to both parties that there was sufficient sulfur removal and increase in the amount of lighter petroleum components in the crude oil to justify a joint collaboration to bring our technology to a stage of development suitable for a refinery test of our 1,000 bbl per day pre-production prototype and for eventual large scale commercial use. Accordingly, on August 6, 2004, we entered into a Collaboration Agreement with ChevronTexaco Energy Technology Co. to engage in joint activities to further evaluate, develop and commercialize our proprietary ultrasound technology. Our 1,000 bbl unit has been placed at Chevron U.S. A., Inc.'s refinery in El Segundo, California, and is awaiting final installation and testing. We expect final installation and testing of the unit at this refinery to commence in the first half of 2005.

            We are in the process of building a more powerful ultrasonic system for utilization in our prototypes, which we believe will be more powerful than ultrasonic systems currently available for purchase from third parties. We intend to retrofit our existing 1,000 bbl pre-production unit with this system when it is completed. The retrofit is expected to occur while the 1,000 bbl unit is being installed within the El Segundo, California refinery.

            We are currently in the process of designing a desulfurization unit intended to process 25,000 or more bbl per day and we expect to complete remaining design and engineering work by October 2004. We estimate that following completion of the remaining design and engineering work construction of the initial 25,000 bbl prototype could be completed in approximately 45 days. However, we do not intend to commence construction of this unit until we receive an order from a customer. We expect that this activity will be coordinated with ChevronTexaco Energy Technology Co. under our Collaboration Agreement with them. We cannot assure you that we will be successful in completing the 25,000 bbl unit or when or if we will receive any customer orders for this unit.

            For additional information regarding development activities proposed to be conducted over the next 12 months, see "Business - Collaboration Agreement with ChevronTexaco Energy Technology Co.," and "Plan of Operation" appearing elsewhere in this prospectus.

BUSINESS STRATEGY

         Our business model provides for revenues to be generated from two principal sources:

         o Revenues from the sale or lease of our deSN(TM)equipment to refiners and producers; and

         o Revenues from the ongoing operation of our deSN(TM) equipment sold or leased to our customers, based upon a percentage of the value added to the end user.

These revenue streams may be generated by us or in conjunction with collaborative partners or third party licensing arrangements, and may include provisions for one-time, lump sum payments in addition to ongoing royalty payments or other revenue sharing arrangements. To date we have generated no material revenues from our business operations. We are unable to predict when we will be able to generate revenues from commercial activities or the amounts expected from such activities.

         Our business strategy calls for us to form alliances with experienced third parties to develop, produce, market, distribute and support products utilizing our proprietary desulfurization and upgrading technology. Such alliances are intended to reduce our working capital requirements by reducing our costs, and provide an entree to more extensive and accelerated market penetration than would be permitted by an internal organization. The name recognition and technology/product validation provided by such alliances are also expected to provide a significant advantage, both domestically and internationally.

In furtherance of this strategy, on August 6, 2004 we entered into a Collaboration Agreement with ChevronTexaco Energy Technology Co., a unit of ChevronTexaco Corp., to engage in joint activities to further evaluate, develop and commercialize our proprietary ultrasound technology. The precise nature and timing of the activities under the Collaboration Agreement (and any additional agreements) over the next 12 months and beyond cannot be predicted with certainty, as they are dependent upon the timing of completion of development and commercialization milestones and the requirements of ChevronTexaco. For a description of the activities proposed to be conducted under the collaboration agreement, see "Business - Collaboration Agreement with ChevronTexaco Energy Technology Co."

         Because the Collaboration Agreement provides for an exclusive relationship for at least one year and most decisions regarding the development and commercialization of our technology will require joint approval of the parties, the success of our business will be largely dependent upon our relationship with ChevronTexaco during the term of the Collaboration Agreement. However, we believe that the business risks to us under the Collaboration Agreement are substantially outweighed by the potential benefits to be achieved if our collaboration is successful.

COLLABORATION AGREEMENT WITH CHEVRONTEXACO ENERGY TECHNOLOGY CO.

         On August 6, 2004, we entered into a Collaboration Agreement with ChevronTexaco Energy Technology Co. ("ChevronTexaco"), a unit of ChevronTexaco Corp., to engage in joint activities to further evaluate, develop and commercialize our proprietary ultrasound technology. The Collaboration Agreement was entered into following laboratory testing by us of our newer reactor at our facilities from May 2004 through July 2004, which testing was observed by ChevronTexaco from time to time and generated sample materials for analysis by ChevronTexaco. The testing gave positive indication that there was sufficient sulfur removal, oil density reduction and increase in the amount of lighter petroleum components in the crude oil to justify a joint collaboration to bring our technology to a stage of development suitable for a refinery test of our 1,000 bbl per day unit and for eventual large scale commercial use.

         The Collaboration Agreement contemplates that specific activities will be carried out by the parties in two distinct phases, referred to as "Phase 1" and "Phase 2", with each party having specific responsibilities in each of the two phases, and each party being required to bear the costs of the activities undertaken by such party:

         PHASE 1

         The principal objectives of Phase 1 are (1) to demonstrate "proof of commercialization" (as defined in the Collaboration Agreement) on a laboratory scale prototype furnished by us, (2) to properly prepare for and support a refinery test of our pre-production prototype at Chevron U.S.A., Inc.'s El Segundo, California refinery, and (3) to negotiate a license agreement, which the parties contemplate will be entered into at such time as the parties mutually determine that our proprietary technology is suitable for licensing to third parties.

         During Phase 1 we will develop our desulfurization and upgrading technology for further laboratory testing of specific processes determined jointly by ChevronTexaco and us with the goal of demonstrating "proof of commercialization." Laboratory testing is expected to occur at ETA's facilities using laboratory testing equipment supplied by us.

         "Proof of commercialization" under the Collaboration Agreement milestone requires the laboratory demonstration of the following general characteristics of our proprietary technology to determine whether our proprietary technology is useful as a desulfurization and upgrading process in the refining environment of a large scale commercial refinery: (1) its ability to accommodate different crude oil samples, test conditions and equipment; (2) its ability to distinguish between known good and bad operating conditions; (3) its ability to achieve suitable rates of sustained sulfur removal of at least 20% (by weight); and (4) the achievement of suitable integration between other refining operations, and refinery control and automation requirements.

         During Phase 1 ChevronTexaco will review the process and equipment design for our laboratory scale unit as well as the process and equipment design for our 1,000 bbl unit to be used in the refinery test at the El Segundo, California refinery. Upon the successful conclusion of this review, ChevronTexaco will explore additional research and testing to help support and prepare for a refinery test. ChevronTexaco will also focus on developing necessary technical information regarding the desulfurization and upgrading process, testing of a broader range of crude oil samples under different conditions, and providing an additional site for testing of crude oil samples provided by potential licensing customers. It is also contemplated by the parties that joint marketing efforts will commence during Phase 1 and continue into Phase 2.

         LICENSE AGREEMENT WITH CHEVRONTEXACO - The Collaboration Agreement requires that we and ChevronTexaco endeavor to develop our technology to a stage where it is suitable for licensing to third parties in the field of collaboration. At such time as the parties mutually determine that our technology is suitable for licensing to third parties, the Collaboration Agreement requires that the parties enter into a license agreement to be negotiated during Phase 1 which will grant to ChevronTexaco a non-exclusive worldwide license to use our proprietary technology in the field of collaboration, and an exclusive right to sub-license such technology in the field of collaboration to third parties on terms and conditions mutually acceptable to the parties but which provide more favorable financial terms than those to be offered by us to any third parties who have not executed research collaborations with us. The precise terms of the license agreement with ChevronTexaco, including such items as royalty payments, are to be negotiated during Phase 1 and concluded prior to the commencement of Phase 2.

         Phase 1 formally commenced on August 6, 2004, upon signing of the Collaboration Agreement, and it is presently contemplated that Phase 1 activities will be completed by February 6, 2005. Under the terms of the Collaboration Agreement successful completion of Phase 1 requires that (1) all negotiations of the licensing agreement between ChevronTexaco and us be mutually concluded, and (2) mutual agreement of the parties that the laboratory scale tests of "proof of commercialization" have been successfully demonstrated.

         PHASE 2

         Phase 2 under the Collaboration Agreement will commence only upon the successful completion of Phase 1, which success is to be mutually determined by the parties based upon satisfactory completion of the stated objectives of Phase
1. During Phase 2 we will endeavor to continue to optimize our proprietary technology to bring it to a stage suitable for commercial use. During this Phase ETC will continue to help develop and coordinate a marketing strategy for the licensing to third parties of the desulfurization and upgrading process.

         EXCLUSIVITY - The Collaboration Agreement provides that during Phase 1 and for a six month period thereafter (but in no event less than one year or greater than three years) we are not allowed to enter into any arrangement with a third party (other than a government not-for-profit agency or academic institution) to license our technology or otherwise identify potential processes, in either case in the field of collaboration.

         TERMINATION - The Collaboration Agreement provides for early termination of the Collaboration Agreement under the following circumstances:

o If by the end of Phase 1 (including any mutually agreed extension of Phase 1) it has been determined by both parties that "proof of commercialization" has not been demonstrated, the Collaboration Agreement will terminate as of the end of Phase 1.
o If by the end of Phase 1 it has not been determined by both parties whether proof of commercialization has been demonstrated, the parties may mutually agree to extend Phase 1 by one or more additional periods, each period not to exceed a total of 12 months.

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

o If by the end of Phase 1 (including any mutually agreed extension of Phase 1) it has not been determined to the satisfaction of both parties whether proof of commercialization has been demonstrated, and one of the parties elects not to extend Phase 1, then either party may elect to terminate the Collaboration Agreement on the following terms and conditions:
         o If ChevronTexaco unilaterally terminates the Collaboration Agreement, then we are free to enter into any relationship with a third party; and
         o If we unilaterally terminate the Collaboration Agreement, we must grant to ChevronTexaco a non-exclusive royalty-free worldwide license to use our proprietary technology.

KUWAIT JOINT VENTURE

         In February 2004 we formed a joint venture known as SulphCo Oil Technologies Kuwait with two Kuwaiti nationals, Fahad Alhajiri and Fuad A M A Alghareed, of which 51% is owned by our joint venture partners, and 49% is owned by us. The purpose of this joint venture is to assist us in deploying our technology in the Middle East with third parties. Since its formation in February 2004 the joint venture has been exploring a number of avenues, including the sale of our processing units and the licensing of our technology. We anticipate that activities of the joint venture in the future will be done in cooperation with ChevronTexaco as part of our activities with ChevronTexaco under the Collaboration Agreement.

THE MARKET FOR OUR TECHNOLOGY

         INDUSTRY BACKGROUND

         The market for our technology and desulfurization units is expected to be crude oil producers and refiners. Differentials in crude oil prices are driven largely by both sulfur content and crude oil density. These price differentials reflect the relative economic value of crude oil to the ultimate consumer of most crude oil, the oil refiner. The discount at which heavy crude oil sells compared to the sales price of light crude oil is known in the oil industry as "the light/heavy spread." Because our technology is expected to both reduce sulfur content and decrease crude oil density, the successful commercialization of our technology can be expected to produce significant economic benefits to our future customers.

         Traditionally, crude oils are named and grouped into broad categories based on the geographic location of origin, the level of sulfur contained in the crude oil and the density, or specific gravity, of the crude oil. Typically, crude oil is classified as (1) sweet (if sulfur content is low) or sour (if sulfur content is high), (2) light (if gravity is high) or heavy (if gravity is low) and (3) intermediate (if gravity or sulfur content is in between). For the most part, heavy crude oil tends to be sour and light crude oil tends to be sweet.

         When refined, lighter density crude oil produces a higher yield of higher margin refined products such as gasoline, diesel and jet fuel and as a result, is more expensive than heavier crude oil. In contrast, heavier crude oil produces more low margin by-products and heavy residual oils. Processing heavier grades of crude oil also typically requires more costly facilities found only in a "complex" refinery, with more extensive refining capabilities. Equipment used in the refinery process can process certain by-products and heavy residual oils to produce additional volumes of gasoline and diesel, thus increasing the aggregate yield of higher margin refined products from the same initial volume of crude oil. Because of the increased costs of processing heavier oil, heavier oil typically sells at a discount to lighter crude oil.

         Due to the high cost of removing sulfur from crude oil, both in terms of the capital cost of the equipment required and the incremental cost to the refinery of operating and maintaining this equipment, crude oil with higher concentrations of sulfur is generally less expensive than crude oil with lower concentrations of sulfur. Severely reduced sulfur concentrations in petroleum products have been mandated in recent years by extensive environmental regulation of sulfur content in petroleum products and the scope and the intensity of these restrictions on sulfur content is expected to increase as under existing and proposed regulations. The refinery process of removing sulfur from crude oil requires equipment generally known as "hydrotreaters", which are extremely expensive to acquire, maintain and operate. Many refineries simply do not possess the equipment necessary to refine higher sulfur content oil, either due to the high acquisition costs of this equipment or the ability to operate the refinery at margins which justify the ownership and operation of this equipment. Moreover, higher sulfur crude oils are more corrosive to refinery equipment than lower sulfur crude oils.

         THE REFINERY MARKET

         SulphCo's processing units are expected to provide significant economic benefits for oil refiners as a result of their ability to reduce sulfur content of crude oil and to reduce its density. These potential benefits include:

         o Lower costs of acquiring, operating and revamping desulfurization equipment;

         o    Lower raw material (i.e. crude oil) costs;

         o    Increased refining production; and

         o The ability to produce a higher yield of higher value refinery end products.

         LOWER COSTS OF ACQUIRING AND OPERATING DESULFURIZATION EQUIPMENT

         The reduction of sulfur levels is an integral part of most refinery processes. This is most commonly accomplished through refinery equipment generally referred to in the industry as "hydrotreaters." This process, in addition to reducing sulfur levels in crude oil, also often reduces the levels of nitrogen as well as other metals such as nickel and vanadium.

         Hydrotreating is a refinery process in which hydrogen gas is mixed with the hydrocarbon stream and exposed to a catalyst with sufficiently high temperature and pressure to effect the hydrotreating process. The greater the temperature and pressure, the faster the hydrotreating process will go. Typically, lower grade (heavier) crude requires higher temperature and pressure to complete the hydrotreating process.

         Because conventional hydrotreaters require high temperatures and pressure, hydrotreaters must be designed and built to withstand these conditions in a refinery environment, which typically operate 24 hours per day, seven days per week, with infrequent breaks for maintenance. As such, hydrotreaters are extremely expensive to purchase. In addition, the hydrotreating processes require a continuous supply of hydrogen, which adds significant ongoing operational expense.

         Our deSN(TM) units are expected to have significantly reduced acquisition and operating costs as compared to conventional hydrotreaters. Our units are designed to operate in a low temperature environment under atmospheric conditions, which is expected to permit these units to be acquired and operated at a substantially reduced cost compared to conventional hydrotreaters. Moreover, our units do not require expensive catalysts to effect the desulfurization process, thereby resulting in expected reduced ongoing operational costs for our units during the life of each unit. In addition, because our units remove salt from crude oil, the use of our units is expected to remove the necessity to desalt crude oil, which is normally part of the oil refinery process. The current and proposed designs of our units are also expected to have a substantially small footprint than conventional hydrotreaters.

         Our deSN(TM) units are expected to reduce the need for some refineries to revamp existing hydrotreaters. In some instances refineries are faced with revamping their existing hydrotreaters to meet ever more stringent levels of sulfur reduction in petroleum products. Our deSN(TM) units are expected to allow refiners to utilize higher sulfur crude oil more efficiently in their existing hydrotreaters, thereby avoiding the cost of revamping their existing equipment and resulting costly downtime for the refinery.

         For additional information regarding capital and operating costs related to our deSN(TM) units, see "Business - Competitive Business Conditions" appearing elsewhere in this prospectus.

         LOWER RAW MATERIAL COSTS

         While all crude oils have differing characteristics, the relative cost of crude oil is influenced primarily by its density and sulfur content. Typically, there is a direct correlation between oil density and sulfur content, with more dense crude generally containing higher sulfur concentrations. Therefore, crude oil with lower density and lower sulfur concentrations is generally sold at a higher price than higher density crude oil with higher sulfur concentrations. As the cost of crude oil is generally considered the cost component with the greatest leverage on the profitability of an oil refinery, a refinery will normally seek to purchase the cheapest grade of crude oil which is suitable for its refinery operations. In this regard, typically no two refineries will have identical requirements. Suitability of a particular grade of crude oil will normally depend upon the refining capabilities of a particular refinery (complex refineries, i.e. refineries which have more extensive refining capabilities) can more readily process heavier grades of crude oil containing higher sulfur concentrations) and the types of finished products it produces. Therefore, because of price differentials based upon the density and sulfur content of crude oil, a refinery will normally seek to purchase the cheapest heavy grade with the highest sulfur content which is suitable for its refining needs. In turn, as the market "spread" between light sweet crude oil and heavy sour crude oil increases, so too will a refinery's profit margin if it has the capability of processing heavier sour crude oil.

         Because our deSN(TM) units are expected to reduce crude oil density and sulfur content, a refinery which "pre-treats" its crude oil with our units would be expected to be able to realize significant cost reductions and improved profit margins by purchasing higher density, higher sulfur oil than would otherwise be possible without our deSN(TM) unit.

         UPGRADING OF CRUDE OIL RESULTS IN HIGHER YIELD OF HIGHER MARGIN END PRODUCTS

         When refined, a lighter crude oil usually produces a higher yield of higher margin refined products such as gasoline, diesel and jet fuel and as a result, is more expensive than heavy crude oil. In contrast, heavy crude oil produces more low margin by-products and heavy residual oils. Certain equipment used in conventional refinery operations process certain by-products and heavy residual oils to produce additional volumes of gasoline and diesel, thus increasing the aggregate yield of higher margin refined products from the same initial volume of crude oil. Because our deSN(TM) units are expected to upgrade the quality of crude oil by reducing crude oil density, a refinery which "pre-treats" its crude oil with our deSN(TM) units are expected to be able to produce higher yield of higher value end products than would otherwise be the case without our deSN(TM) units.

         THE OIL PRODUCER MARKET

         SulphCo processing units are expected to provide significant economic benefits for oil producers utilizing these units. These benefits include:

         o The ability to obtain higher prices for crude oil processed by SulphCo's deSN(TM)units;

              and

         o Improved economics of utilizing heaver, higher sulfur content crude oil reserves.

         The price of crude oil is based primarily on its relative density and sulfur content. Because our technology is expected to reduce both the density and sulfur content in crude oil in a commercial setting, this will allow a producer who treats crude oil with our deSN(TM) units to obtain a higher price for its crude oil from distributors and refiners as a result of its lower density and sulfur content. In addition, crude oil reserves which are underutilized due to higher sulfur content may become more economically viable as a result of treating extracted crude oil with our processing units. Producers would operate these units to process crude oil in conjunction with oilfield collection points or crude storage tank facilities.

         GEOGRAPHIC SCOPE OF OUR MARKET

         Other than with regard to our minority joint venture interest in SulphCo Oil Technologies Kuwait we do not presently conduct any business activities outside the U.S. Presently, we have no facilities or assets outside of the U.S. However, as the potential markets for our technology include foreign countries with significant oil producing or refining activities, we expect to conduct business in foreign countries in the future. These activities may be conducted by us directly, or through partners, licensees or other third parties, in connection with the commercialization of our technologies.

         The transaction of business by us in a foreign country, either directly or through partners, licensees or other third parties, may subject us, either directly or indirectly, to a number of risks, depending upon the particular country. These risks may include, with respect to a particular foreign country:

         o Government activities that may result in the curtailment of contract rights;
         o Government activities that may restrict payments or limit the movement of funds outside the country;
         o    Confiscation or nationalization of assets;
         o    Confiscatory or other adverse foreign taxation regulations;
         o    Acts of terrorism or other armed conflicts and civil unrest;
         o    Currency fluctuations, devaluations and conversion restrictions;
         o The lack of effective legal protections for our proprietary rights in some foreign countries; and
         o Trade restrictions or embargoes imposed by the U.S. or a foreign country.

         Many of these risks may be particularly significant in some oil producing regions, such as the Middle East and South America. The effect of these risks could impair future sources of revenue or impose significant costs. We intend to mitigate certain risks of transacting business in foreign countries whenever possible by seeking to associate with businesses or individuals having a local presence in the particular jurisdiction, as has been done with the formation of our joint venture in Kuwait. However, in view of the present stage of development of our business activities, we are presently unable to predict the effect of these risks on our future business and prospects.

COMPETITIVE BUSINESS CONDITIONS

         We are a new entrant in the market for development and sale of sulfur reduction and upgrading technology to the oil industry. SulphCo faces well established and well funded competition from a number of sources. Our competitors in this area include manufacturers of conventional hydrotreating equipment and major integrated oil companies and oil refineries. Most of these entities have substantially greater research and development capabilities and financial, scientific, manufacturing, marketing, sales and service resources than we do.

         Because of their experience and greater research and development capabilities, our competitors might succeed in developing and commercializing new competing technologies or products which would render our technologies or products obsolete or non-competitive.

         Our crude oil processing technologies provide two separate and distinct benefits: reduction of sulfur content in crude oil; and upgrading of crude oil by reducing its density. Our principal competitor for desulfurization of crude oil is represented by existing hydrotreaters. These units are extremely expensive to purchase, with the cost depending upon the processing capacity of the unit and the type of the unit. In addition, operation of these units require the use of hydrogen as well as an expensive catalyst, and are expensive to maintain, due in part to the fact that they operate under extreme temperature and pressure conditions. In all cases, conventional hydrotreating processes involve the use of high temperatures, high pressures and hydrogen rich environments. As government mandates require lower and lower levels of sulfur content in transportation fuels, traditional hydrotreaters must be upgraded or replaced with units that can handle these higher temperatures and pressures. In most cases, refineries are "hydrogen limited," which means that refineries also need to add hydrogen plants in order to increase production of lower sulfur fuels. SulphCo's deSN(TM) units, on the other hand, are designed to work in a low temperature and low pressure environment, and do not require hydrogen or the use of expensive catalysts.


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

         Every refinery is different and faces a different set of possible solutions, as to how (and if) they will invest in new plant and equipment for desulfurization. Based on a June 8, 2001 study entitled "The Transition to Ultra-Low-Sulfur Diesel Fuel: Effects on Prices and Supply" prepared by the United States Energy Information Agency and on widely accepted industry rules of thumb for capital costs associated with new hydrotreater construction, the capital cost for conventional desulfurization equipment is about $1,200 to $1,500 per barrel per day of installed capacity. This does not include the cost of new hydrogen plants, nor does it take into account the costs associated with obtaining permits for new construction.

         By comparison, capital expense for our 25,000 bbl unit is expected to be between $80-$200 per barrel per day of installed capacity. Therefore, our units are expected to compete on the basis of price, with our units expected to result in substantial savings to the end user.

         Traditional hydrotreating plants operating costs depend on a wide variety of site-specific variables, but the higher the pressure and temperature, the higher the cost. Using various scenarios and assumptions, the United States Energy Information Agency's report contains various estimates of both short-term and intermediate term operating cost for United States refineries in meeting ultralow sulfur diesel requirements. With our the low pressure and temperature requirements of our system, we expect our operating costs to be between approximately $0.17 to $0.20 per barrel of oil processed based in large part on costs of $0.08 per kilowatt hour and $10.00 per gallon of promoter consumed in our process. Our operating costs are a fraction of the estimated operating costs of traditional hydrotreating plants as estimated by the United States Energy Information Agency.

         We believe that, separate and apart from the desulfurization capability of our technology, the expected capability of our desulfurization technology to reduce the density of crude oil is unique, in that our technology "pre-treats" crude oil prior to being fed into the traditional refinery operation. Other than our proprietary process, we are not aware of any process either in commercial use or under development which is capable of reducing the density of crude oil, other than through the conventional refinery process itself. SulphCo's units, however, are intended to operate in conjunction with traditional refinery equipment, to provide additional upgrading benefits at a fraction of the cost.

         We believe that our issued and pending patents and proprietary know-how will provide us with a significant competitive advantage over other companies seeking to commercialize new methods of reducing sulfur or upgrading crude oil which are more cost-effective or more efficient than the methods which are currently commercially available.

PATENTS, TRADEMARKS AND COPYRIGHTS

         We own three United States patents, United States Patent Nos. 6,402,939, 6,500,219, and 6,652,992, and have multiple foreign patent applications pending relating to these three United States patents. The first patent, patent 6,402,939, was issued on June 11, 2002, and expires on September 28, 2020. This patent was assigned to us by Dr. Teh Fu Yen of the University of Southern California. This patent covers the oxidation of sulfur compounds in fossil fuels using ultrasound. The second patent, No. 6,500,219, was issued on December 31, 2002, and expires on March 19, 2021. This patent was based on additional work done by Dr. Gunnerman, focuses on the continuous process for the oxidation of sulfur compounds in fossil fuels using ultrasound. The third patent, No. 6,652,992, was issued on November 25, 2003, and expires on December 20, 2022. This patent covers a silver coating process on ultrasonic horns which makes the horns corrosion resistant.

         We have filed five additional patent applications:

         o First, we filed a patent application relating to ultrasound-assisted desulfurization of fossil fuels in the presence of dialkyl ethers;

         o Second, we have filling a patent relating to a high power generator powering ultrasonic probes for use in chemical reactions;

         o Third, we have filed a patent application relating to the conversion of the heavy hydrocarbon components of petroleum residua to lighter components through ultrasonic treatment. The third patent application describes a shift in the entire distillation curve of the petroleum to lower boiling points and permits the refining of more petroleum product such as gasoline and diesel fuel from the crude oil;

         o Fourth, we have filed a patent application relating to a high-power ultrasonic generator using isolated gate bipolar transistors; and

         o Fifth, we have filed a patent application relating to a high-throughput continuous flow ultrasound reactor.

         We have also applied to register the trademark "deSN(TM)" with reference to our desulfurization units. We also rely on copyright protection for the software utilized in our desulfurization units.

         We attempt to minimize unauthorized duplication of our process by a variety of methods. However, we cannot assure you that unauthorized duplication will not occur. We attempt, and will continue to attempt, to protect our desulfurization and upgrading process by relying on patent laws as well as non-disclosure and confidentiality agreements with our employees and all other persons who have access to our proprietary technology.

EFFECTS OF GOVERNMENT REGULATION; GOVERNMENTAL APPROVALS

         GOVERNMENT REGULATION OF SULFUR LEVELS IN PETROLEUM PRODUCTS

         The reduction of sulfur levels in crude oil and petroleum products has become a major issue for oil producers and refiners. Developed countries in recent years have increasingly mandated the use of low or ultra low sulfur petroleum products. As a result, refineries are faced with incurring extremely expensive capital improvements for their refinery processes, altering their end product mix, or in some instances ceasing the production of low sulfur products entirely. Our technology, which is expected to provide a more cost-effective solution to sulfur reduction than presently obtainable with conventional hydrotreating technologies, is expected to benefit from the impact of existing and proposed government mandates which regulate sulfur content, in both the U.S. and in developed countries abroad.

         For example, refinery operations in the U.S. and many of the petroleum products they manufacture are subject to certain specific requirements of the federal Clean Air Act ("CAA") and related state and local regulations and with the Environmental Protection Agency ("EPA"). The CAA may direct the EPA to require modifications in the formulation of the refined transportation fuel products in order to limit the emissions associated with their final use. In December 1999, the EPA promulgated national regulations limiting the amount of sulfur that is to be allowed in gasoline. The EPA has stated that such limits are necessary to protect new automobile emission control systems that may be inhibited by sulfur in the fuel. The new regulations require the phase-in of gasoline sulfur standards beginning in 2004, with special extended phase-in provisions over the next few years for refineries meeting specified requirements. In addition, the EPA recently promulgated regulations that will limit the sulfur content of highway diesel fuel beginning in 2006 to 15 parts per million. The current standard is 500 parts-per-million. The EPA has also proposed regulations intended to limit the sulfur content of diesel fuel used in non-road activities such as mining, construction, agriculture, railroad and marine.

         GOVERNMENT APPROVALS

         The regulatory environment that pertains to our business is complex, uncertain and changing rapidly. Although we anticipate that existing and proposed governmental mandates regulating the sulfur content of petroleum products will continue to provide an impetus for customers to utilize our desulfurization technology, it is possible that the application of existing environmental legislation or regulations or the introduction of new legislation or regulations could substantially impact our ability to commercialize our proprietary technology, which could in turn negatively impact our business.

         Operation of our desulfurization units are subject to a variety of federal, state and local health and environmental laws and regulations governing product specifications, the discharge of pollutants into the air and water, and the generation, treatment, storage, transportation and disposal of solid and hazardous waste and materials. Permits with varying terms of duration may be required for the operation of our desulfurization units, and these permits may be subject to revocation, expiration, modification and renewal. Governmental authorities have the power to enforce compliance with these regulations and permits, and violators are subject to injunctions, civil fines and even criminal penalties. For example, we delivered a 1,000 bbl per day unit to Chevron U.S.A., Inc.'s refinery in El Segundo, California for testing in its refinery operation. Chevron U.S.A., Inc. was required to obtain, and was successful in obtaining, a permit from the South Coast Air Quality Management District before the unit could be installed and operated.

         Our activities to date have centered around the development and testing of our prototype units. These activities require the use or storage of materials which are, or in the future may be, classified as hazardous products or pollutants under federal and state laws governing the discharge or disposal of hazardous products or pollutants. We have undertaken a number of steps intended to ensure compliance with applicable federal and state environmental laws. Regulated materials used or generated by us are stored in above-ground segregated facilities and are disposed of through licensed petroleum product disposal companies. We also engage independent consultants from time to time to assist us in evaluating environmental risks. Our costs related to environmental compliance have been included in as part of our general overhead, and we do not presently anticipate any material increase in expenditures relating to environmental compliance in the near future based upon our current level of operations. We do not currently maintain insurance to protect us against risks relating to violation of federal or state laws governing the environment.

         Rules and regulations implementing federal, state and local laws relating to the environment will continue to affect our business, and we cannot predict what additional environmental legislation or regulations will be enacted or become effective in the future or how existing or future laws or regulations will be administered or interpreted with respect to products or activities to which they have not been applied previously. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of regulatory agencies, could have a materially adverse effect on our business.

         Future activities may subject us to increased risk when we commercialize our units by reason of the installation and operation of these units at customer sites. We intend to address these risks by imposing contractual responsibility on third party users for maintaining necessary permits and complying with applicable environmental laws governing related to the operation of our units. However, these measures may not fully protect us against environmental risks. Furthermore, although we may be entitled to contractual indemnification from third parties for environmental compliance liabilities, this would not preclude direct liability by us to governmental agencies or third parties under applicable federal and state environmental laws. We are presently unable to predict the nature or amount of additional costs or liabilities which may arise in the future. However, future liabilities and costs could be material.

RESEARCH AND DEVELOPMENT DURING THE LAST TWO YEARS

          During the past two years substantially all of SulphCo's business efforts were directed towards research and development of its desulfurization and upgrading technologies, including research and development of high power ultrasound technology. During this time SulphCo's research and development costs totaled $513,151. We expect to continue to develop and test our technologies and prototypes and to explore the expansion of the range of petroleum products that can be desulfurized or upgraded with our technologies, both on our own and in conjunction with collaborative activities with ChevronTexaco.

            For information regarding development activities currently underway or proposed to be conducted over the next 12 months, see "Business - Collaboration Agreement with ChevronTexaco Energy Technology Co.," "Business - Recent Development and Testing Activities" and "Plan of Operation" appearing elsewhere in this prospectus.

EMPLOYEES

          As of August 13, 2004, the Company had 13 full-time employees and a consulting agreement with RWG, Inc., for the full-time services of our chairman and CEO, Rudolf W. Gunnerman. One of our directors also provides tax accounting services on a non-exclusive basis. None of our employees or independent contractors are subject to a collective bargaining agreement and we believe that our relations with employees and independent contractors are good.

PROPERTIES

         Our executive offices and facilities are located at 850 Spice Islands Drive, Sparks, Nevada 89431 in a leased facility consisting of approximately 92,125 square feet. The lease for this space will expire in March 2005. We also have an option to purchase the property from the lessor during the term of the lease for $3,500,000. We believe that these facilities are adequate for our current and anticipated needs.

LEGAL PROCEEDINGS

         We are not party to, and none of our property is subject to, any pending or threatened legal, governmental, administrative or judicial proceedings that may have a materially adverse effect upon our financial condition or operations, except as follows.

         On or about March 4, 2002, the Salt Lake City, Utah office of the Securities and Exchange Commission sent letters to SulphCo and our CEO, Rudolf
W. Gunnerman, indicating that as a result of its investigation captioned In the Matter of SulphCo, Inc. (SL-02337), the staff of the Salt Lake District Office was recommending that a civil injunctive action be filed naming SulphCo and Mr. Gunnerman as defendants. The letter to SulphCo alleges violations of Sections 5(a), 5(c) and 17(a) of the Securities Act of 1933, and Section 10(b) and Rule 10b-5 under the Securities Exchange Act of 1934. The letter to Mr. Gunnerman alleges violations of Section 5(a), 5(c), and 17(a) of the Securities Act of 1934 and Section 10(b) of the Securities Act of 1934 and Rule 10b-5 and Rule 101 under Regulation M thereunder. The letters invited SulphCo and Mr. Gunnerman to submit written statements concerning the staff's allegations. Such written statements are generally as known as "Wells Committee Submissions." SulphCo and Mr. Gunnerman have denied the allegations made by staff in the letters and retained counsel who submitted an initial response to the staff's allegations in March 2002. In response to a second set of letters received in June 2003 detailing essentially the same allegations and including a proposed administrative proceeding against the Company and Mr. Gunnerman, SulphCo retained replacement counsel who submitted a second set of responses in August 2003. SulphCo met with the staff of the Salt Lake City, Utah office in February 2004 and was advised that the staff is actively seeking authorization from the Securities and Exchange Commission to commence the civil injunctive action and administrative proceedings against SulphCo and Mr. Gunnerman. We are unable to predict the outcome of any action, if commenced. Any such action could have a material adverse effect on SulphCo.

         On January 5, 2004, we filed a lawsuit in the Second Judicial District Court for the State of Nevada, Case No. CV04-00013, against Alexander H. Walker, Jr., our former general counsel and director, and Nevada Agency & Trust Company, our former transfer agent. The lawsuit alleges breaches of fiduciary duty, contract violations, conversion, and other related claims, in connection with the sale of shares of our common stock to Coldwater Capital, LLC and Mark Neuhaus in 2001. SulphCo claims it did not receive approximately $737,000 of the purchase price for the shares sold. The defendants have answered the complaint, generally denying the allegations and raising affirmative defenses, and cross-complaining against Coldwater Capital, LLC and Mark Neuhaus for the payment of the funds owed to SulphCo. We subsequently obtained an injunction requiring any proceeds of the sale of the SulphCo stock owned by Mr. Walker to be held by the court pending trial.

                                PLAN OF OPERATION

BUSINESS PLAN

          During the next 12 months we intend to continue development and commercialization activities currently underway and to explore new activities, pursuant to the Collaboration Agreement entered into on August 6, 2004, with ChevronTexaco Energy Technology Co. (ChevronTexaco). In this regard:

         o We recently completed the development and fabrication of a pre-production desulfurization unit which is expected to process up to 1,000 bbl per day. This unit has been delivered to ChevronTexaco Products Company's El Segundo, California refinery for refinery testing, which is expected to occur in the first half of 2005. If the refinery testing of the 1,000 bbl per day desulfurization unit is successful, we intend to construct a larger desulfurization unit which will process 25,000 or more bbl per day of crude oil.
         o We expect to complete to complete remaining design and engineering work for a 25,000 bbl per day unit on or about October 2004. Once the design and engineering work for the 25,000 bbl unit is fully developed and tested, and subject to satisfactory refinery testing of the 1,000 bbl unit, we intend to manufacture the initial 25,000 bbl unit following receipt of a customer order. We estimate that we will require approximately 45 days to manufacture the initial 25,000 bbl unit, which we intend to fabricate at our facility in Sparks, Nevada.
         o We plan to engage in ongoing development and testing activities in collaboration with ChevronTexaco during the next 12 months, including laboratory testing at ChevronTexaco's facilities, intended to demonstrate the commercial potential of our technology and optimize the technology for use in a commercial setting.

         The precise timing of the activities under the Collaboration Agreement (and any additional agreements) over the next 12 months and beyond cannot be predicted with certainty, as they are dependent upon the timing of completion of development and commercialization milestones and the requirements of our collaborative partner. For a description of the activities proposed to be conducted under the collaboration agreement, see "Business - Collaboration Agreement with ChevronTexaco Energy Technology Co."

LIQUIDITY AND FINANCIAL RESULTS

         As of August 12, 2004, we had $1,723,077 in available cash reserves. As we are a development stage company, we have not generated any material revenues since we commenced our current line of business in 1999, and we do not anticipate generating any material revenues unless and until a licensing agreement, sale of an initial production scale unit or other commercial arrangement is entered into with respect to our technology.

         As of June 30, 2004, we had an accumulated deficit of approximately $19.7 million, which includes approximately $5.7 million of stock-based compensation expense, and we incurred losses of $1,641,382 in the six month period ending June 30, 2004 (which includes approximately $85,000 of stock based compensation). These losses are principally associated with the research and development of our desulfurization and upgrading technologies, development of pre-production prototypes and related marketing activity, and we expect to continue to incur expenses in the future for development, commercialization and sales and marketing activities related to the commercialization of our technologies.

         Accounts payable of $49,638 at June 30, 2004, represent various monthly bills for operating expenses, including utility bills, machining services, laboratory expenses, plant and office expenses and public relations expenses. Accrued expenses of $47,926 at June 30, 2004, represent accrued payroll and related taxes. Related party notes payable of $1,000,000 at June 30, 2004, represent loans funded by Dr. Gunnerman and Erika Herrmann, Dr. Gunnerman's sister-in-law, which are described below.

         Our current monthly cash outflow, or cash burn rate, is approximately $200,000 per month for fixed and normal recurring expenses, as follows:

         Salaries and related payroll costs                     $84,000
         Consulting contract                                     40,000
         Plant and property leases                               37,000
         Professional fees                                       22,000
         Office, phone, utilities                                 5,000
         Patent renewal and maintenance                           6,000
         Travel and entertainment                                 6,000
                                                                  -----

              Total                                            $200,000
                                                               ========

         We intend to continue to incur additional expenditures during the next 12 months for development and manufacture of the deSN(TM) units. These expenditures will relate to the design of the deSN(TM) units, and are included in the monthly cash outflow described above. Additional funding requirements during the next 12 months may arise upon the placement of an order by a future customer for one or more deSN(TM) units. We expect that funding for the cost of manufacturing of any particular unit would be available from a customer before we commence manufacture of the unit. Our preliminary estimates of the cost of a deSNTM unit range from $2 million to $4 million. However, we cannot assure you that our cost estimates will be accurate or that we will receive funds received prior to the commencement of manufacture sufficient to manufacture this unit.

         Under the Collaboration Agreement entered into with ChevronTexaco effective August 6, 2004, each party is required to bear its own expenses in connection with the activities conducted and proposed to be conducted under such agreement.

         In the past we have financed our research and development activities primarily through debt and equity financings from our principal shareholder, Rudolf W. Gunnerman, and other parties.

         RECENT FINANCING ACTIVITIES

         On December 30, 2003, we issued a $500,000 promissory note to Erika Herrmann, the sister-in-law of Dr. Gunnerman, of which $250,000 was advanced by Ms. Herrmann on December 30, 2003 and the remaining $250,000 was advanced on April 28, 2004. The note is due on December 30, 2004, and required the payment to Ms. Herrmann, in lieu of interest, of 500,000 shares of our common stock. On January 5, 2004, we issued 500,000 shares to Ms. Herrmann valued at $0.37 per share, or $74,000, as prepaid interest through December 30, 2004 in lieu of a cash interest payment for the loan of $500,000. The calculated percentage interest accrual is 18.5% per annum. As of June 30, 2004, $500,000 remained outstanding under this note. In the event we do not have sufficient funds to repay this obligation, we have been advised that Erika Herrmann would likely be willing to extend the maturity of the note until the earlier of December 30, 2005 or when we have sufficient funds to repay the note.

         On December 30, 2003, we issued a $500,000 promissory note to Dr. Gunnerman, of which $250,000 was advanced by Dr. Gunnerman on December 30, 2003 and the remaining $250,000 was advanced on March 22, 2004. The note is due on December 30, 2004, and required the payment to Dr. Gunnerman, in lieu of interest, of 500,000 shares of our common stock. On January 5, 2004, we issued 500,000 shares to Dr. Gunnerman valued at $0.37 per share, or $74,000, as prepaid interest through December 30, 2004 in lieu of a cash interest payment for the loan of $500,000. The calculated percentage interest accrual is 18.5% per annum. As of June 30, 2004, $500,000 remained outstanding under this note. In the event we do not have sufficient funds to repay this obligation, Dr. Gunnerman has assured us that he is willing to extend the maturity of the note until the earlier of December 30, 2005, or when we have sufficient funds to repay the note.

         In June 2004 we conducted two private placements with institutional and other third party investors for the sale of units consisting of our common stock, warrants, and rights to acquire additional stock and warrants, generating net cash proceeds of approximately $2.4 million. The commitment made by Rudolf
W. Gunnerman, our chairman and CEO, in April 2004 to fund up to an additional $2,000,000 in loans to us, of which $250,000 had been advanced in June 2004, has now been repaid, and the $2,000,000 commitment by Dr. Gunnerman has been superseded by funding received by us in June 2004 from these two private placements. Additional cash proceeds of up to $2.5 million will be generated if investors in the June 2004 acquire the remaining unpurchased units, and] up to [$12.6] million may be generated upon exercise of warrants and rights if investors in the June 2004 private placements [purchase up to $2.53 million of the unpurchased units and] exercise all available warrants and rights. For additional information regarding the June 2004 private placements, see "Selling Security Holders - June 2004 Private Placements," and "Use of Proceeds" appearing elsewhere in this prospectus. We cannot assure you that that these investors will [acquire any of the additional unpurchased units or] will exercise any of their rights and warrants.

         Accordingly, we anticipate that our existing capital resources will be sufficient to fund our cash requirements through at least April 2005 [December 2005 if the remaining $2.5 million of units are purchased by investors in the June 2004 private placements] from cash presently on hand, based upon our current levels of expenditures and anticipated needs during this period, assuming we receive no additional proceeds from the exercise of warrants and rights issued in the June 2004 placements and assuming the $1,000,000 of related party loans due December 30, 2004 are extended. However, additional financing will be required in order to meet our working capital requirements by May 2005 [in 2006 if the remaining $2.5 million of units are purchased by investors in the June 2004 private placements] or to complete the manufacture of a 25,000 bbl unit. The extent and timing of our future capital requirements will depend primarily upon the rate of our progress in the development and commercialization of our technologies, our ability to maintain our collaborative arrangement with ChevronTexaco, and the timing of future customer orders.

         To date we have generated no material revenues from our business operations. We are unable to predict when or if we will be able to generate revenues from commercial activities or the amounts expected from such activities. These revenue streams may be generated by us or in conjunction with collaborative partners or third party licensing arrangements, and may include provisions for one-time, lump sum payments in addition to ongoing royalty payments or other revenue sharing arrangements. However, we presently have no commitments for any such payments.

         Sources of additional capital include [up to $2.5 million of proceeds from possible future closings of the two June 2004 private placements,] the exercise of additional investment rights and warrants issued [or which may be issued] to investors in the June 2004 private placements, and funding through future collaborative arrangements, licensing arrangements and debt and equity financings. We do not know whether additional financing will be available on commercially acceptable terms when needed. If we cannot raise funds on acceptable terms or extend or refinance the $1 million of related party receivables due December 30, 2004, we may not be able to successfully commercialize our technologies, take advantage of future opportunities or respond to unanticipated requirements. If we are unable to secure such additional financing when needed, we will have to curtail or suspend all or a portion of our business activities and we could be required to cease operations entirely. Further, if we issue equity securities, our shareholders may experience severe dilution of their ownership percentage.

RESEARCH AND DEVELOPMENT DURING THE NEXT 12 MONTHS

         We intend to continue our research and development program during the next 12 months in order to expand the development of the design and manufacture of commercial desulfurization units which embody our proprietary technology. Management anticipates that our research and development costs will be approximately $50,000 per month, or $600,000 during the next 12 months. The $50,000 anticipated monthly expenditure for research and development is included within our current monthly cash outflow, or burn rate, of approximately $200,000 per month for fixed and normal recurring expenses, as described above.

EMPLOYEES

         As of the date of this prospectus we had 14 full time employees. We do not expect any material changes in the number of our employees during the next 12 months.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

         As of August 13, 2004, our directors and executive officers, their ages, positions with SulphCo, the dates of their initial election or appointment as director or executive officer are as follows:

NAME                       AGE     POSITION WITH SULPHCO       SERVED FROM
------------------------   ------- --------------------------- -----------------

Rudolf W. Gunnerman          76    Chief Executive Officer,    December 2000
                                   Chairman of the Board and
                                   Director
Kirk S. Schumacher           49    President, Secretary and    February 2003
                                   Director
Harry P. Holman              68    Director                    December 2000
Michael A. Abend             35    Treasurer and Interim       August 2004
                                   Controller
Loren J. Kalmen              51    Director                    June 2003

         Our directors are elected at our annual meeting of stockholders and hold office until their successors are elected and qualified. Our officers are appointed by our board of directors and serve at the pleasure of our board, subject to contractual provisions, if any.

         All directors receive 50,000 shares of our common stock upon joining the board of directors, other than Rudolf W. Gunnerman. Directors receive no other compensation for their services as directors, but are reimbursed for expenses incurred in attending board meetings.

BUSINESS EXPERIENCE OF DIRECTORS AND EXECUTIVE OFFICERS

         DR. RUDOLF W. GUNNERMAN, our Chief Executive Officer, Chairman of the Board and Director, is a 76-year-old entrepreneur who studied mathematics and physics at the University of Munich, Germany before he immigrated to the United States. Dr. Gunnerman has invented a series of successful technologies, including fireproof building materials and wood pellets. Thereafter, in his quest to reduce Nitrous Oxide, a major source of ozone depletion, Dr. Gunnerman invented a new range of clean fuel products known as A-55 Clean Fuels. Dr. Gunnerman founded Clean Fuels Technology, Inc. in 1997 to develop and commercialize A-55 Clean Fuels, and served as its CEO from 1997 to 2000, and as its Chairman from 1997 to 2003. Dr. Gunnerman holds three honorary doctorate degrees.

         KIRK S. SCHUMACHER, President, Secretary and Director, has been a lawyer in private practice with nearly 20 years of experience. From 1986 until he joined SulphCo, Inc. in February 2003, Mr. Schumacher was employed by Woodburn and Wedge, a general practice law firm located in Reno, Nevada. He represented primarily corporations with respect to corporate governance, securitizations and general business matters. Mr. Schumacher graduated with a bachelor's degree in business finance from the University of Nevada, Reno, in 1980 and a law degree from the University of Notre Dame in 1983. Mr. Schumacher began his legal career in 1983 with Pillsbury, Madison & Sutro, now Pillsbury Winthrop LLP.

         HARRY P. HOLMAN, Director, has been an active participant in the securities business, specializing in bringing private companies public on the stock exchange. Mr. Holman has been a consistent top producer over the last thirty years with three New York stock exchange firms. In 1980, he was awarded the National Account executive of the Year at Birr Wilson & Co. Mr. Holman retired in November 2000 as First Vice President with the firm Dain Rauscher. Mr. Holman graduated from the University of Southern California in 1957 with a bachelor's degree in business administration. He is founder of the Northern Nevada University of Southern California Alumni Club.

         MICHAEL A. ABEND, Treasurer and Interim Controller, received his bachelor's degree in Business Administration with an accounting major and computer information systems minor from the University of Nevada, Reno in 1994. Mr. Abend was employed from 1997 to 2000 as a property accountant by Classic Residence by Hyatt were he was responsible for general ledger, accounts payables and receivables, payroll, financial statement preparation, cash projections, workers' compensation and state taxes. He was then employed by CLP Resources, Inc. from 2000 to 2003 as an accountant where he planned, developed and prepared bugets for in excess of 80 cost centers, prepared financial statements, reconciled accounts and maintained an accounting system. Mr. Abend joined us in June 2003 as our purchasing agent and as assistant to our then controller. He is a member of the Delta Sigma Pi Professional Business Fraternity were he has served as Senior VP, VP of New Member Education and Treasurer.

         LOREN J. KALMEN, Director, received his bachelor's degree in accounting from the University of Nevada, Reno, in 1974, and his license as a Certified Public Accountant in 1978. Mr. Kalmen has been practicing as a Certified Public Accountant ever since, either as an employee or owner. He has maintained his own practice in Reno, Nevada, since 1988.

FAMILY RELATIONSHIPS

         There are no family relationships between the directors, executive officers or any other person who may be selected as a director or executive officer of SulphCo.

AUDIT COMMITTEE FINANCIAL EXPERT

         Our audit committee consists of Harry P. Holman and Loren J. Kalmen. Our board of directors has designated Loren J. Kalmen as SulphCo's audit committee financial expert as such term is defined in applicable SEC regulations. Loren J. Kalmen is not considered independent of SulphCo because we pay Mr. Kalmen $1,500 per month to consult with SulphCo regarding various tax issues. Loren J. Kalmen also participated in the preparation of our financial statements for 2001 and prior years. We are in the process of locating an independent audit committee financial expert but have not yet succeeded in our efforts.

SECTION 16(A) BENEFICIAL OWNERSHIP COMPLIANCE

         To our knowledge the officers, directors and beneficial owners of more than 10% of our common stock have filed their initial statements of ownership on Form 3 on a timely basis with respect to fiscal 2003, and the officers, directors and beneficial owners of more than 10% of our common stock have also filed the required Forms 4 or 5 on a timely basis with respect to fiscal 2003, except for Rudolf W. Gunnerman who filed late Form 4 reports on four occasions.

CODE OF ETHICS

         Our Board of Directors has adopted a Code of Ethics applicable to its principal executive officer and principal financial officer.

EXECUTIVE COMPENSATION

         The following table sets forth information about compensation paid or accrued by us during the years ended December 31, 2003, 2002, and 2001 to our chief executive officer and president for all services rendered in all capacities during the respective periods. No other executive officers of the Company earned more than $100,000 during the year ended December 31, 2003, 2002 or 2001.

                           SUMMARY COMPENSATION TABLE
                        FISCAL YEARS 2003, 2002 AND 2001
                                                                              LONG TERM COMPENSATION
                                                                                      AWARDS
                                                                               --------------------
                               ANNUAL COMPENSATION
                               -------------------
                                                                            SECURITIES
                                                                            UNDERLYING        ALL OTHER
NAME AND PRINCIPAL POSITION             YEAR    SALARY           BONUS      OPTIONS (#)      COMPENSATION
---------------------------             ----    ------           -----      -----------      ------------
Rudolf W. Gunnerman                     2003  $  300,000 (1)            0             0                0
Chairman and Chief Executive Officer    2002  $  300,000      $ 3,000,000 (2)         0                0
                                        2001  $        0      $ 3,400,000 (3)         0                0

Kirk S. Schumacher                      2003  $  300,000      $   100,000     1,000,000                0
President                               2002  $        0      $         0             0                0
                                        2001  $        0                0             0                0

-------------------

(1) The $300,000 annual payments are consulting payments paid to RWG, Inc., a Nevada corporation, owned by Rudolf W. Gunnerman.

(2) Comprised of 6,000,000 shares of our common stock valued at $.50 per share, being the fair market value of the stock at the time of the award on March 25, 2002.

(3) Comprised of 4,000,000 shares of our common stock valued at $.85 per share, being the fair market value of the stock at the time of the award on November 8, 2001.

EMPLOYMENT AND CONSULTING CONTRACTS

         We procure the full time services of our chairman of the board and chief executive officer, Rudolf W. Gunnerman, pursuant to a Consulting Agreement with RWG, Inc., a Nevada corporation owned by Rudolf W. Gunnerman. We are obligated to a fee of $480,000 annually as a consulting payment through July 2005.

         We have entered into an Executive Employment Agreement with our president, Kirk S. Schumacher. The agreement continues through February 17, 2008 and provides for an initial signing bonus of $100,000, which was paid February 2003, an annual base salary of $300,000, and incentive compensation commencing in 2004. The agreement includes a grant of stock options for 1,000,000 shares of our common stock at an exercise price of $.55 per share, expiring February 14, 2005.

CERTAIN TRANSACTIONS

TRANSACTIONS WITH FOUNDERS

         Following is a description of transactions between us and individuals or entities who were involved in founding our current business in 2000: Rudolf
W. Gunnerman, GRD, Inc., Alexander H. Walker, Jr., Harry P. Holman, and Mark T. Cullen.

         On December 4, 2000, we issued 20,000,000 shares of our common stock in accordance with the terms of an Exchange Agreement dated December 4, 2000, between us and GRD, Inc., a company wholly owned by Rudolf W. Gunnerman, our founder, Chairman and CEO, and we received receivables and equipment valued at $428,905 and the rights to the proprietary technology invented by Dr. Teh Fu Yen of the University of Southern California as the technology had been further developed by GRD, Inc. The 20,000,000 shares we issued in the connection with our recapitalization were issued as follows: 12,000,000 shares were issued to Dr. Gunnerman; 2,000,000 shares were issued to Kristina Gunnerman, the daughter of Dr. Gunnerman; 2,000,000 shares were issued to Peter Gunnerman, the son of Dr. Gunnerman; 2,000,000 shares were issued to Mark T. Cullen, our former CEO and a director; and 2,000,000 shares were issued to Alex Paior, a co-investor with Rudolf Gunnerman. Dr. Gunnerman directed the issuance of 2,000,000 shares to his son, Peter Gunnerman, and his daughter, Kristina Gunnerman, for a nominal consideration. The 2,000,000 shares issued to Mark Cullen were issued for his agreement to serve as CEO of our company. The 2,000,000 shares issued to Alex Paior were issued in consideration of his prior funding of $25,000 which was paid directly to USC on account of the proprietary technology invented by Dr. Teh Fu Yen.

         On December 4, 2000, we granted an option to purchase 350,000 shares of our common stock to Rudolf Gunnerman at an option exercise price of $0.50 per share.

         In September and November 2000, our predecessor company, GRD Inc., leased our former facility located at Suite 301, 5250 Neil Road, Reno, Nevada from Dr. Gunnerman. The lease payment was $2,392.50 monthly, inclusive of insurance, taxes and utilities, and was based on comparable leases within the building. Between December 2000 and February 2001, we leased our former facility located at Suite 303, 5250 Neil Road, Reno, Nevada from Dr. Gunnerman. The lease payment was $4,650.15 monthly, inclusive of insurance, taxes and utilities, and was based on comparable leases within the building. Between March 2001 and February 2004 we leased our former facility located at 1650 Meadow Wood Drive, Reno, Nevada, from Dr. Gunnerman. The lease payment was $6,500 monthly and we also paid the cost of building insurance and customary utility charges. This lease payment was based on per square foot lease rates of comparable buildings in the area. For the years ended 2000, 2001, 2002 and 2003, we paid rent of $11,828, $108,201 $78,315 and $71,500, respectively.

         On February 14, 2001, we issued 700,000 shares of our common stock to Dr. Gunnerman at $0.50 per share in consideration of a cash payment and forgiveness of prior advances on behalf of the Company totaling $350,000.

         On May 24, 2001, we issued 7,150,000 shares of our common stock to Dr. Gunnerman at $0.50 per share in consideration of an unsecured promissory note in the principal amount of $3,575,000, bearing interest at 7% and due June 1, 2003.

         On June 29, 2001, we issued 350,000 shares of our common stock to Dr. Gunnerman at $0.50 per share in consideration of an unsecured promissory note in the principal amount of $175,000, bearing interest at 7% and due June 1, 2003, upon exercise of the stock option for the 350,000 shares granted on December 4, 2000.

         On July 1, 2001, July 1, 2002, July 1, 2003 and July 1, 2004, we
entered into Engagement Agreements with RWG, Inc., an affiliate of Dr. Gunnerman, providing for Dr. Gunnerman to render services to us as chairman of the Board and as chief executive officer. Each Engagement Agreement was for a term of one year, and provided for an annual fee to be paid to RWG, Inc. of $250,000, $300,000, $300,000 and $480,000, respectively, for the successive one year periods initially commencing on July 1, 2001, and ending June 30, 2005.

         On August 8, 2001, we granted an option to purchase 4,000,000 shares of our common stock to Rudolf Gunnerman at an option exercise price of $0.50 per share in consideration of his efforts as Chairman and CEO in connection with our desulfurization equipment delivered to IPLOM in Italy.

         On November 8, 2001, we issued 4,000,000 shares of our common stock to Dr. Gunnerman at $0.50 per share upon his exercise of the stock option for the 4,000,000 shares granted on August 8, 2001.

         Commencing May 2001 through December 2001 we advanced $1,360,685 to Dr. Gunnerman. The loan was payable on demand and carried interest at the prime rate on the date of the final advance, 8%. At December 31, 2001, Dr. Gunnerman owed a receivable of $1,345,299 to us after netting prior advances by Dr. Gunnerman to us of $100,000. The advances to Dr. Gunnerman were fully repaid by May 2002.

         On March 25, 2002, we issued 6,000,000 shares of our common stock to Dr. Gunnerman valued at $0.50 per share in consideration for extraordinary services performed by Dr. Gunnerman on behalf of our company as chairman and CEO.

         In May 2002 we borrowed $500,000 under a line of credit from Nevada State Bank, which loan was guaranteed by Dr. Gunnerman. The line of credit was repaid in May 2003.

         Commencing in October 2002, Dr. Gunnerman began advancing funds to us at an interest rate of 1% per annum, and at December 31, 2002 the total advanced funds were $170,000. Dr. Gunnerman continued to advance funds to us and, by February 28, 2003, had advanced a total of approximately $320,000. On February 28, 2003, Dr. Gunnerman made a loan with a principal balance of $1,920,000 which was used to fully repay the $500,000 line of credit with Nevada State Bank, to repay the approximately $320,000 of existing short term advances made by Dr. Gunnerman, and to pay our operating expenses, including salaries, rent expenses, litigation costs, and equipment purchase costs.

         At December 31, 2002, Dr. Gunnerman owed us $3,575,000 under a note subscription for the issuance of 7,150,000 shares of our common stock issued on May 24, 2001. Effective February 28, 2003, we agreed with Dr. Gunnerman that the $1,920,000 loaned by Dr. Gunnerman to us be used to repay a portion of Dr. Gunnerman's $3,575,000 subscription receivable. On May 13, 2003, Dr. Gunnerman paid the remaining $1,655,000 balance on his $3,575,000 subscription receivable. The interest on the $3,575,000 loan had been waived for the years ended 2001 and 2002. In view of the prepayment of the remaining cash balance prior to year end, the board of directors waived the interest accrued through the date of payment. As of June 30, 2003, the remaining portion of the original $3,575,000 subscription price had been fully paid by Dr. Gunnerman.

         In November 2003 Dr. Gunnerman provided us with an additional $500,000.00 in capital by purchasing 2,173,913 shares of our common stock for $500,000, or approximately $0.23 per share.

         On December 30, 2003, we issued a $500,000 promissory note to Dr. Gunnerman, of which $250,000 was advanced by Dr. Gunnerman on December 30, 2003 and the remaining $250,000 was advanced on March 22, 2004. The note is due on December 30, 2004 and required the payment to Dr. Gunnerman, in lieu of interest, of 500,000 shares of our common stock. On January 5, 2004, we issued 500,000 shares to Dr. Gunnerman valued at $0.37 per share, or $74,000, as interest in lieu of a cash interest payment for a loan of $500,000 which has been wholly funded in cash.

         In April 2004 Dr. Gunnerman furnished a commitment to fund up to an additional $2,000,000 in loans to us, of which $200,000 was advanced to us as of May 2004. In June 2004 the commitment was superseded by the funding under the June 3, 2004 and June 15, 2004 private placements. Accordingly, the $200,000 advanced by Dr. Gunnerman was repaid by us in June 2004.

         On May 24, 2001, we issued to Alexander H. Walker, Jr., then a director, 1,000,000 shares of our common stock at $0.50 per share in consideration of an unsecured promissory note. On May 30, 2002, these 1,000,000 shares were returned to treasury and the unsecured promissory note cancelled.

         On February 27, 2002, we agreed to retain Alexander H. Walker, Jr. as counsel to our company for 1 year at a monthly retainer of $12,500 commencing March 1, 2002, and Mr. Walker agreed to represent the company in all of its contract negotiations, review of its press releases, and prepare and file the various documents which are required by our company and the SEC. We paid Mr. Walker $10.298 in 2002.

         On March 25, 2002, we issued 3,000,000 shares of our common stock to Alexander H. Walker, Jr. valued at $0.50 per share in consideration of him introducing our company to a consultant who has provided business opportunities to our company.

         On May 24, 2001, we issued to Mark T. Cullen, then president, 1,000,000 shares of our common stock at $0.50 per share in consideration of an unsecured promissory note. These 1,000,000 shares have been returned to treasury and the unsecured promissory note has been canceled pursuant to the settlement of the lawsuit he instituted against us following his resignation.

         Mr. Cullen was employed by us as our CEO and a director from December 4, 2000 until he resigned as CEO effective June 30, 2001 and as director effective August 8, 2001. From December 4, 2000 until his resignation effective June 30, 2001, Mr. Cullen received $81,187 as salary for services rendered as CEO. In 2003 we agreed to pay Mr. Cullen an additional $100,000 to settle a lawsuit he instituted against us following his resignation.

         On January 27, 2000, we issued 14,875 shares to Harry P. Holman in consideration of services rendered to the company.

         On December 4, 2000, we granted an option to purchase 100,000 shares of our common stock to Harry P. Holman at an option exercise price of $0.50 per share in consideration of services rendered to the company.

         On January 4, 2001, we granted an option to purchase 100,000 shares of our common stock to Harry P. Holman at an option exercise price of $1.50 per share in consideration of services rendered to the company.

         On April 11, 2001, we issued 24,750 shares to Harry P. Holman per share in consideration of services rendered to the company,

         On May 24, 2001 we issued 100,000 shares of our common stock at $.50 per share and 100,000 shares of our common stock at $1.50 per share to Harry P. Holman in consideration of two unsecured promissory notes in the total principal sum of $200,000 upon exercise of the option granted on December 4, 2000 and the option granted on January 4, 2001. In August 2003, we cancelled and returned to treasury 200,000 shares held by Harry P. Holman in exchange for the cancellation of the two promissory notes in the total principal sum of $200,000.

         On March 25, 2002, we issued 1,000,000 shares of our common stock to Harry P. Holman valued at $0.50 per share in consideration of his efforts in introducing us to various institutions and individuals.

         OTHER RELATED PARTY TRANSACTIONS

         Following is a description of material transactions during the past two years between us and our directors, executive officers, or members of their immediate family.

         On February 17, 2003 we entered into an Executive Employment Agreement with our president, Kirk S. Schumacher. The agreement continues through February 17, 2008 and provides for an initial signing bonus of $100,000, which was paid February 2003, an annual base salary of $300,000, and incentive compensation commencing in 2004. The agreement included a grant of stock options for 1,000,000 shares of our common stock at an exercise price of $.55 per share, expiring February 14, 2005. On June 30, 2004, Mr. Schumacher exercised 200,000 of these options and paid the full option price to us.

         On December 30, 2003, we issued a $500,000 promissory note to Erika Herrmann, the sister-in-law of Dr. Gunnerman, of which $250,000 was advanced by Ms. Herrmann on December 30, 2004 through retirement of an existing promissory note in the principal amount of $250,000 and the remaining $250,000 was advanced in cash on April 28, 2004. The note is due on December 30, 2004 and required the payment to Ms. Herrmann, in lieu of interest, of 500,000 shares of our common stock. On January 5, 2004, we issued 500,000 shares to Ms. Herrmann valued at $0.37 per share, or $74,000, as interest in lieu of a cash interest payment for a loan of $500,000 which has been wholly funded through the retirement of existing debt.

         On November 12, 2002, we issued 100,000 shares to Erika Herrmann for $10,000.00 in cash.

         Commencing in January 2001 to June, 2003, we have paid Loren Kalmen, currently a director, $3,000 per month to consult with us on federal and state tax issues which was decreased to $1,500 per month commencing July 2003.

         On December 18, 2002, we issued 50,000 shares to Loren Kalmen for $5,000.00 in cash.

         On May 8, 2003, we issued 50,000 shares of common stock to Loren Kalmen in consideration of his agreement to serve as a director effective June 2003.

         We have employed Kristina Ligon-Gunnerman, the daughter of Dr. Gunnerman, from October 2002 at an annual rate of $120,000 annually which was increased to $156,000 annually in June 2004. She is currently assistant secretary of our company.

         All share issuances described in this section were at fair market value of our common stock on the date these transactions were approved by our board of directors. All of the transactions described in this section, although involving related parties, are believed to be on terms no more favorable than could have been obtained from an independent third party.

OPTION GRANTS IN THE LAST FISCAL YEAR

         The following table sets forth certain information at December 31, 2003, and for the year then ended, with respect to stock options granted to the individuals named in the Summary Compensation Table above. No options have been granted at an option price below the fair market value of the common stock on the date of grant.

                      OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                                % OF TOTAL
                                                 OPTIONS/
                               NUMBER OF           SARS                                           POTENTIAL REALIZED VALUE AT
                               SECURITIES       GRANTED TO                                       ASSUMED ANNUAL RATES OF STOCK
                               UNDERLYING       EMPLOYEES     EXERCISE OR                        PRICE APPRECIATION FOR OPTION
                              OPTIONS/SARS    IN FISCAL YEAR      BASE        EXPIRATION              TERM AT 5% AND 10%
           NAME                GRANTED(#)         YEAR         PRICE($/SH)        DATE                   RESPECTIVELY
           ----                ----------         ----         -----------        ----                   ------------

Rudolf W. Gunnerman                --               --             --                --             --             --

Kirk S. Schumacher              1,000,000          91%            0.55         February 2005        --             --


         The following table summarizes certain information regarding the number and value of all options to purchase common stock of SulphCo, Inc. held by the individuals named in the Summary Compensation Table.

                 AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                        AND FISCAL YEAR-END OPTION VALUES

                                                                                                        VALUE OF
                                                                                                       UNEXERCISED
                                                                      NUMBER OF SECURITIES            IN-THE-MONEY
                                                                     UNDERLYING UNEXERCISED           OPTIONS/SARS
                                                                     OPTIONS/SARS AT FISCAL          AT FISCAL YEAR
                                   SHARES                                    YEAR END                    END($)*
                                ACQUIRED ON           VALUE                EXERCISABLE/               EXERCISABLE/
           NAME                   EXERCISE         REALIZED ($)           UNEXERCISABLE               UNEXERCISABLE
           ----                   --------         ------------           -------------               -------------
Rudolf W. Gunnerman                  --                 --                      --                      --       --

Kirk S. Schumacher                   --                 --                 1,000,000                    0        --

(*) Based on the closing price of our common stock on the last trading day of the fiscal year ended December 31, 2003.

           MARKET FOR OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

MARKET INFORMATION

          Our common stock is quoted on the Nasd, Inc. OTC Bulletin Board under the symbol "SLPH." The following table sets forth the range of high and low bid prices for our common stock for each of the quarterly periods indicated as reported by the Research Department of the Nasdaq Stock Market, Inc. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.



                                                           HIGH       LOW
         FISCAL 2004:
         First Quarter...............................     $2.55      $0.60
         Second Quarter..............................     $3.19      $0.76
         Third Quarter (through August 17, 2004).....     $4.36      $2.35

         FISCAL 2003:
         First Quarter...............................     $0.70      $0.30
         Second Quarter..............................     $0.40      $0.26
         Third Quarter...............................     $0.56      $0.21
         Fourth Quarter..............................     $0.65      $0.00

         FISCAL 2002:
         First Quarter...............................     $0.73      $0.40
         Second Quarter..............................     $0.53      $0.18
         Third Quarter...............................     $0.39      $0.14
         Fourth Quarter..............................     $0.39      $0.19

         There were approximately 319 holders of record of our common stock as of June 18, 2004. This number does not include stockholders whose shares were held in a "nominee" or "street" name.

DIVIDENDS

         We do not anticipate paying any cash dividends in the foreseeable future. We currently expect to retain future earnings, if any, to finance the growth and development of our business and to dividend amounts in excess of that required for the future growth and development of our business.

SECURITIES AUTHORIZED UNDER EQUITY COMPENSATION PLANS


         The following table sets forth information as of December 31, 2003, regarding securities authorized for issuance under our equity compensation plans:

                      EQUITY COMPENSATION PLAN INFORMATION

                                                                                    NUMBER OF SECURITIES
                                                                                   REMAINING AVAILABLE FOR
                                                                                   FUTURE ISSUANCE UNDER
                                 NUMBER OF SECURITIES TO      WEIGHTED-AVERAGE       EQUITY COMPENSATION
                                 BE ISSUED UPON EXERCISE      EXERCISE PRICE OF       PLANS (EXCLUDING
                                 OF OUTSTANDING OPTIONS,     OUTSTANDING OPTIONS,    SECURITIES REFLECTED
                                   WARRANTS AND RIGHTS        WARRANTS AND RIGHTS        IN COLUMN (a))
PLAN CATEGORY                             (a)                        (b)                      (c)
-----------------------------    -----------------------     --------------------  -----------------------
Equity compensation plans
approved by security holders(1)

Equity compensation plans not
approved by security
holders(2)                             1,100,000                     $0.53                    (3)
-----------------

     (1) As of December 31, 2003, we did not maintain equity compensation plans that our stockholders have approved.
     (2) Represents grants to officers and directors pursuant to individual compensation plans.
     (3) Future grants are within the discretion of our board of directors and, therefore, cannot be determined at this time.

INDEMNIFICATION OF DIRECTORS, OFFICERS AND CONTROLLING PERSONS

         Section 78.751 of the Nevada Revised Statutes Annotated ("Nevada RSA") provides that a Nevada corporation may indemnify its directors and officers against expenses, judgments, fines, and settlements actually and reasonably incurred by them in connection with any civil suit or action, except actions by or in the right of the corporation, or any administrative or investigative proceeding if, in connection with the matters in issue, they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, and in connection with any criminal suit or proceeding, if in connection with the matters in issue, they had no reasonable cause to believe their conduct was unlawful. Section 78.751 of the Nevada RSA further provides that, in connection with the defense or settlement of any action by or in the right of a Nevada corporation, a Nevada corporation may indemnify its directors and officers against expenses actually and reasonably incurred by them if, in connection with the matters in issue, they acted in good faith, in a manner they reasonably believed to be in, or not opposed to, the best interest of the corporation. Section 78.751 of the Nevada RSA further permits a Nevada corporation to grant its directors and officers additional rights of indemnification through by-law provisions and otherwise.

         Article VI of our Amended and Restated By-Laws provides that we will indemnify our directors and officers and advance costs and expenses incurred by such officers and directors to the fullest extent permitted by Nevada law. Our Amended and Restated By-Laws also permit us to enter into agreements with any director or officer or to obtain insurance indemnifying directors and officers against certain liabilities incurred by them in the performance of their duties, including liabilities under the Securities Act of 1933.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

                             PRINCIPAL STOCKHOLDERS

         The following table presents certain information as of August 17, 2004, regarding the beneficial ownership of our common stock by (i) each of our directors and executive officers individually, (ii) all persons known by us to be beneficial owners of five percent or more of our common stock, and (iii) all of our directors and executive officers as a group. Unless otherwise noted, the persons listed below have sole voting and investment power and beneficial ownership with respect to such shares. The mailing address of the beneficial owners is 850 Spice Islands Drive, Sparks, NV 89431.

                                                                                  PERCENT
                                                     NUMBER OF SHARES          BENEFICIALLY
NAME (1)                                          BENEFICIALLY OWNED (1)         OWNED(1)
--------                                          ----------------------         --------
DIRECTORS AND OFFICERS:

Rudolf W. Gunnerman (2)......................           33,003,063                61.45%
Harry P. Holman..............................            1,004,425                 1.87%
Kirk S. Schumacher (3) ......................            1,086,500                 2.02%
Michael A. Abend ............................                    0                     *
Loren J. Kalmen .............................               97,000                     *
All Executive Officers and Directors
as a Group (5 persons) (4)...................           35,190,988                65.52%
---------------

    *     Denotes less than 1%

(1) Beneficial ownership is determined in accordance with rules of the SEC, and includes generally voting power and/or investment power with respect to securities. Shares of common stock which may be acquired by a beneficial owner upon exercise or conversion of warrants, options or rights which are currently exercisable or exercisable within 60 days of August 17, 2004, are included in the Table as shares beneficially owned and are deemed outstanding for purposes of computing the beneficial ownership percentage of the person holding such securities but are not deemed outstanding for computing the beneficial ownership percentage of any other person. Except as indicated by footnote, to our knowledge, the persons named in the table above have the sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.
(2) Includes 32,207,063 shares owned by Mr. Gunnerman in joint tenancy with his wife, Doris Gunnerman, with whom he shares voting and investment power.
(3)      Includes 800,000 shares which may be acquired upon exercise of options.
(4)      Includes 800,000 shares which may be acquired upon exercise of options.

                            DESCRIPTION OF SECURITIES


         Our authorized capital stock consists of 100,000,000 shares of common stock, par value $.001 per share, and 10,000,000 shares of preferred stock, par value $.001 per share.

COMMON STOCK

         As of August 17, 2004, there were 53,707,234 shares of common stock outstanding.

         Holders of common stock are entitled to one vote per share on all matters submitted to a vote of holders of common stock. The holders of common stock do not have cumulative voting rights. The election of directors is determined by a plurality of votes cast, and, except as otherwise required by law, our certificate of incorporation or bylaws, all other matters are determined by a majority of the votes cast. The common stock has no preemptive rights and is not convertible, redeemable or assessable. The holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board out of legally available funds, subject to any preferential dividend rights of outstanding preferred stock. Upon any liquidation, dissolution or winding up of our company, after payment of all debts and liabilities of our company and after payment of any liquidation preferences of then outstanding preferred stock, the holders of common stock will be entitled to receive a portion of all remaining assets that are legally available for distribution. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock which we may designate and issue in the future.

PREFERRED STOCK

         Our company, by resolution of the board of directors and without any further vote or action by the stockholders, has the authority, subject to certain limitations prescribed by law, to issue from time to time up to an aggregate of 10,000,000 shares of preferred stock in one or more classes or series and to determine the designation and the number of shares of any class or series as well as the voting rights, preferences, limitations and special rights, if any, of the shares of any class or series, including dividend rights, dividend rates, conversion rights and terms, redemption rights and terms, and liquidation preferences. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change of control of our company. There are no shares of preferred stock outstanding, and we currently have no plans to issue any shares of preferred stock.

WARRANTS AND ADDITIONAL INVESTMENT RIGHTS

         For information regarding warrants and additional investment rights issued or to be issued in connection with the June 2004 private placements see "Selling Security Holders" appearing elsewhere in this prospectus.

TRANSFER AGENT AND REGISTRAR

         The transfer agent and registrar for our common stock is PublicEase Stock Transfer, Inc.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF NEVADA STATE LAW

         We may be or in the future we may become subject to Nevada's control share law. A corporation is subject to Nevada's control share law if it has more than 200 stockholders, at least 100 of whom are stockholders of record and residents of Nevada, and it does business in Nevada or through an affiliated corporation.

         The law focuses on the acquisition of a "controlling interest," which means the ownership of outstanding voting shares sufficient, but for the control share law, to enable the acquiring person to exercise the following proportions of the voting power of the corporation in the election of directors: (i) one-fifth or more but less than one-third, (ii) one-third or more but less than a majority, or (iii) a majority or more. The ability to exercise such voting power may be direct or indirect, as well as individual or in association with others.

         The effect of the control share law is that the acquiring person, and those acting in association with it, obtains only such voting rights in the control shares as are conferred by a resolution of the stockholders of the corporation, approved at a special or annual meeting of stockholders. The control share law contemplates that voting rights will be considered only once by the other stockholders. Thus, there is no authority to strip voting rights from the control shares of an acquiring person once those rights have been approved. If the stockholders do not grant voting rights to the control shares acquired by an acquiring person, those shares do not become permanent non-voting shares. The acquiring person is free to sell its shares to others. If the buyers of those shares themselves do not acquire a controlling interest, their shares do not become governed by the control share law.

         If control shares are accorded full voting rights and the acquiring person has acquired control shares with a majority or more of the voting power, any stockholder of record, other than an acquiring person, who has not voted in favor of approval of voting rights is entitled to demand fair value for such stockholder's shares.

         Nevada's control share law may have the effect of discouraging takeovers of our company.

         In addition to the control share law, Nevada has a business combination law which prohibits certain business combinations between Nevada corporations and "interested stockholders" for three years after the "interested stockholder" first becomes an "interested stockholder" unless the corporation's board of directors approves the combination in advance. For purposes of Nevada law, an "interested stockholder" is any person who is (i) the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the outstanding voting shares of the corporation, or (ii) an affiliate or associate of the corporation and at any time within the three previous years was the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the then outstanding shares of the corporation. The definition of the term "business combination" is sufficiently broad to cover virtually any kind of transaction that would allow a potential acquiror to use the corporation's assets to finance the acquisition or otherwise to benefit its own interests rather than the interests of the corporation and its other stockholders.

         The effect of Nevada's business combination law is to potentially discourage parties interested in taking control of our company from doing so if it cannot obtain the approval of our board of directors.

                             CHANGES IN ACCOUNTANTS

         On May 14, 2004, we dismissed Forbush and Associates as our principal auditor, effective as of such date. On May 14, 2004, we appointed Mark Bailey & Company, Ltd. as our principal auditor, effective as of such date. The dismissal of Forbush and Associates and the appointment of Mark Bailey & Company, Ltd. was approved by our audit committee and board of directors.

         The reports of Forbush and Associates on our financial statements for the past two fiscal years did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles, except that the reports of Forbush and Associates for each of the past two fiscal years was qualified as to uncertainty of the ability of SulphCo to continue as a going concern. SulphCo authorized Forbush and Associates to respond fully to questions of its successor independent auditors.

         There were no disagreements with Forbush and Associates for the past two fiscal years and the subsequent interim periods through the date of dismissal, on any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures which if not resolved to the satisfaction of Forbush and Associates, would have caused Forbush and Associates to make reference to the matter in their report.

         We did not consult with Mark Bailey & Company, Ltd. prior to its engagement by us regarding the application of accounting principles to a specific completed or contemplated transaction or the type of audit opinion that might be rendered on our financial statements.

                                  LEGAL MATTERS

         The validity of the issuance of the shares of common stock offered by this prospectus will be passed upon for us by Guzik & Associates, Los Angeles, California. As of the date of this prospectus, Samuel S. Guzik, a principal in this firm, beneficially owned 273,750 shares of our common stock (including 198,750 shares which Mr. Guzik may acquire upon exercise of rights and warrants), all of which shares were acquired by Mr. Guzik in the June 2004 placements on the same terms and conditions as the other investors in such placements and, accordingly, are registered for resale by Mr. Guzik in the registration statement of which this prospectus is a part.

                                     EXPERTS

         The financial statements as of December 31, 2003 and December 31, 2002, included in this prospectus have been so included in reliance on the report of Mark Bailey & Company, Ltd., independent certified public accountants, given on the authority of said firm as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

         We have filed a registration statement on Form SB-2 with the Securities and Exchange Commission relating to the securities offered by this prospectus. This prospectus does not contain all of the information provided in the registration statement and the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance we refer you to the copy of the contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. For further information with respect to us and the securities offered by this prospectus, we refer you to the registration statement, exhibits, and schedules.

         We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read a copy of any document we file without charge at the public reference facility maintained by the SEC in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of all or any part of the registration statement from that facility upon payment of the prescribed fees. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC. We maintain our corporate website at www.sulphco.com.

                                TABLE OF CONTENTS
                                -----------------



Independent Auditors' Report                                               F-2
Balance Sheet as of December 31, 2003                                      F-4
Statements of Operations from inception and for the years ended
  December 31, 2003 and 2002                                               F-5
Statement of Changes in Shareholders' Deficit from inception and
  for the years ended December 31, 2003 and 2002                           F-6
Statements of Cash Flows from inception and for the years ended
  December 31, 2003 and 2002                                               F-7
Notes to Financial Statements for the years ended December 31, 2003
  and 2002                                                                 F-8



Balance Sheet as of June 30, 2004                                          F-22
Statements of Operations from inception and for the six and three
  months ended June 30, 2004 and June 30, 2003                             F-23
Statements of Cash Flows from inception and for the periods ended
  June 30, 2004 and June 30, 2003                                          F-24
Note to the Interim Financial Statements (unaudited) for June 30, 2004     F-25

                                  SULPHCO, INC.

                          (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS

                               FOR THE YEARS ENDED

                                DECEMBER 31, 2003

                                       AND

                                DECEMBER 31, 2002

                                      WITH

                                 AUDIT REPORT OF

                    INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

                             MARK BAILEY & CO. LTD.
                          Certified Public Accountants
                             Management Consultants

        OFFICE ADDRESS:                                       MAILING ADDRESS:
1495 Ridgeview Drive, Ste. 200   Phone: 775/332.4200            P.O. Box 6060
    Reno, Nevada 89509-6634       Fax: 775/332.4210          Reno, Nevada 89513


                          INDEPENDENT AUDITORS' REPORT


         June 17, 2004

         Board of Directors
         Sulphco, Inc.

         We have audited the accompanying balance sheet of Sulphco, Inc., (a company in the development stage) as of December 31, 2003, and the related statements of operations, shareholders' deficit and cash flows for the years ended December 31, 2003 and 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of SulphCo, Inc. from inception to December 31, 2001 were audited by other auditors whose reported dated May 13, 2002, expressed an unqualified opinion on those statements.

         We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. The statements of operations, changes in shareholders' deficit, and statements of cash flows of the Company from inception to December 31, 2001 were audited by other independent accountants whose report dated May 13, 2002 expressed an unqualified opinion on those statements.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sulphco, Inc., (a company in the development stage), as of December 31, 2003, and the results of its operations and its cash flows from inception and for the years ended December 31, 2003 and 2002, in conformity with accounting principles generally accepted in the United States.


         Mark Bailey & Company, Ltd.
         Reno, Nevada

                             FORBUSH AND ASSOCIATES
                       1155 West Fourth Street, Suite 210
                               Reno, Nevada 89503
                    Phone (775) 337-6001 Cell (775) 771-5129
                               Fax (775) 337- 6220
                           email: danforbush@juno.com

                          INDEPENDENT AUDITOR'S REPORT



To the Board of Directors
    And Shareholders of
    SulphCo, Inc.

We have audited the balance sheet of SulphCo, Inc. (A Development Stage Company) as of December 31, 2003, 2002 and 2001 and the related statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on my audit.

We conducted the audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position of SulphCo, Inc. (A Development Stage Company) as of December 31, 2003, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted in the United States of America.

The accompanying financial statements have been presented assuming that the Company will continue as a going concern. As discussed in Note 6 to the financial statements, the Company has suffered losses from operations and has raised minimal sale of the process, which raises doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ FORBUSH AND ASSOCIATES


Reno, Nevada
March 25, 2004


                                                 SULPHCO, INC.
                                                 BALANCE SHEET
                                                 -------------
                                               December 31, 2003

                                                    ASSETS
                                                    ------
                                                                                              2003
                                                                                       -------------------
CURRENT ASSETS
   Cash                                                                                $          735,733
   Accounts receivable                                                                                231
   Prepaid expenses                                                                               306,973
                                                                                       -------------------
         Total current assets                                                                   1,042,937
                                                                                       -------------------
FIXED ASSETS
   Property and equipment (net of accumulated depreciation of $573,224)                           222,515
   Desulfurization unit                                                                           529,236
                                                                                       -------------------
         Total fixed assets                                                                       751,751
                                                                                       -------------------
OTHER ASSETS
   Deferred tax asset (net of valuation allowance of $6,130,948)                                       --
   Deposits                                                                                        36,822
                                                                                       -------------------
         Total other assets                                                                        36,822
                                                                                       -------------------
            Total assets                                                               $        1,831,510
                                                                                       ===================

                                        LIABILITIES AND STOCKHOLDERS' DEFICIT
                                        -------------------------------------

CURRENT LIABILITIES
   Accounts payable                                                                    $           49,638
   Accrued expenses                                                                                80,376
   Settlement liability                                                                            13,636
   Related party notes payable                                                                    750,000
                                                                                       -------------------
         Total current liabilities                                                                893,650
                                                                                       -------------------
STOCKHOLDERS' DEFICIT
   Common stock, $.001 par value, 100,000,000 shares authorized
      49,670,083 shares issued and outstanding                                                     49,670
   Additional paid-in-capital                                                                  19,731,339
   Stock subscriptions receivable                                                                (812,000)
   Common stock subscribed                                                                          1,050
   Deficit accumulated during the development stage                                           (18,032,199)
                                                                                       -------------------
         Total stockholders' deficit                                                              937,860
                                                                                       -------------------
            Total liabilities and stockholders' deficit                                $        1,831,510
                                                                                       ===================

                    The Accompanying Notes are an Integral Part of the Financial Statements


                                                 SULPHCO, INC.
                                           STATEMENTS OF OPERATIONS
                                           ------------------------
                       From Inception and for the Years Ended December 31, 2003 and 2002
                                              FOR THE YEARS ENDED


                                                      INCEPTION         DECEMBER 31,       DECEMBER 31,
                                                       TO DATE              2003               2002
                                                    -------------      -------------      -------------
REVENUE
   Sales                                            $     42,967       $         --       $     42,967
   Interest income                                        39,309                 --              5,213
                                                    -------------      -------------      -------------
         Total revenue                                    82,276                 --             48,180

EXPENSES
   Salary and wage expense                            (7,490,408)          (781,023)          (642,448)
   Director fees                                      (4,702,000)           (39,500)        (4,520,000)
   General and administrative expenses                (3,857,205)        (1,290,777)          (926,225)
   Research and development expenses                  (1,231,493)          (518,810)          (324,192)
   Depreciation expense                                 (565,647)          (191,043)          (160,530)
                                                    -------------      -------------      -------------

        Total expenses                               (17,846,753)        (2,821,153)        (6,573,395)
          Loss from operations                       (17,764,477)        (2,821,153)        (6,525,215)
                                                    -------------      -------------      -------------

   Loss on disposal of assets                           (221,711)          (221,711)                --
                                                    -------------      -------------      -------------
          Net loss before interest expense and
            income taxes                             (17,986,188)        (3,042,864)        (6,525,215)
   Interest expense                                      (46,011)           (26,489)           (16,912)
                                                    -------------      -------------      -------------
          Net loss before income taxes               (18,032,199)        (3,069,353)        (6,542,127)

   Provision for income taxes                                 --                 --                 --
                                                    -------------      -------------      -------------
          Net loss                                  $(18,032,199)      $ (3,069,353)      $ (6,542,127)
                                                    =============      =============      =============
   Loss per share:                                  $      (0.58)      $      (0.06)      $      (0.15)
                                                    =============      =============      =============
   Weighted average shares outstanding - basic
    and diluted                                       31,321,421         47,635,663         43,775,337
                                                    =============      =============      =============

                    The Accompanying Notes are an Integral Part of the Financial Statements

                                                      F-5


                                                           SULPHCO, INC.
                                        STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
                                        ----------------------------------------------
                               From Inception and For the Years Ended December 31, 2003 and 2002



                                               ADDITIONAL                        COMMON             STOCK
                         COMMON STOCK           PAID-IN        ACCUMULATED        STOCK         SUBSCRIPTIONS         TOTAL
                     SHARES      AMOUNT         CAPITAL          DEFICIT        SUBSCRIBED        RECEIVABLE          EQUITY
                  ----------- ------------- -------------- ------------------ -------------  ------------------ ------------------
Balance,
January 13, 1999
Stock issued
for cash at
$167 per share   $     1,000  $          1  $     166,999                                                       $         167,000
Restate from
recapitalization
of GRD, Inc.      19,999,000        19,999        (19,999)                --                                --                 --
Net loss                                                            (128,802)                                            (128,802)
                  ----------- ------------- -------------- ------------------ -------------  ------------------ ------------------
Balance at
December 31,
1999              20,000,000        20,000        147,000           (128,802)            --                 --             38,198
Contributions
from
stockholders:                                                                                               --
     Cash                                         169,168                                                                 169,168
     Equipment                                    362,331                                                                 362,331
Acquisition of
Filmworld, Inc.    1,200,000         1,200       (251,200)                                                               (250,000)
Contribution of
capital              820,000           820        409,180                                             (208,500)           201,500
Issuance of
stock options                                   1,014,200                                                               1,014,200
Net loss                                                          (1,364,393)                                          (1,364,393)
                  ----------- ------------- -------------- ------------------ -------------  ------------------ ------------------
Balance at
December 31,
2000              22,020,000        22,020      1,850,679         (1,493,195)            --           (208,500)           171,004
Stock issued
for services         200,000           200        571,800                 --                                --            572,000
Stock issued
for related
party services     4,342,800         4,342      4,782,558                                                               4,786,900
Stock issued
for related
party cash           724,750           725      1,207,162                                                               1,207,887
Stock issued
for
subscriptions
receivable        12,639,620        12,640      7,352,860                                           (6,041,000)         1,324,500
Return of
shareholder
capital                                          (118,427)                                                               (118,427)
Net loss                                                          (6,927,524)                                          (6,927,524)
                  ----------- ------------- -------------- ------------------ -------------  ------------------ ------------------
Balance at
December 31,
2001              39,927,170        39,927     15,646,632         (8,420,719)            --         (6,249,500)         1,016,340
Stock issued
for services          50,000            50         13,450                                                                  13,500
Stock issued
for related
party services    10,000,000        10,000      4,990,000                                                               5,000,000
Stock issued
for cash             100,000           100          9,900                                                                  10,000
Collection on
subscriptions
receivable                                                                                             515,500            515,500
Cancelled
subscriptions
receivable        (1,000,000)       (1,000)      (499,000)                                             500,000                 --
Issuance of
stock
subscription          75,000            75        (27,575)                                              37,500             10,000
Return of
shareholder
capital           (1,100,000)       (1,100)      (570,900)                                             572,000                 --
Return of stock
subscription        (431,000)         (431)      (440,069)                                                               (440,500)
Net loss                                                          (6,542,127)                                          (6,542,127)
                  ----------- ------------- -------------- ------------------ -------------  ------------------ ------------------
Balance at
December 31,
2002              47,621,170        47,621     19,122,438        (14,962,846)            --         (4,624,500)          (417,287)
Stock issued
for services         100,000           100         32,400                                                                  32,500
Stock
subscribed for
services                                           20,950                                50                                21,000
Payment on
stock
subscription                                                                                         3,575,000          3,575,000
Return of stock
subscription        (225,000)         (225)      (237,275)                                             237,500                 --
Stock issued
for cash           2,173,913         2,174        497,826                                                                 500,000
Stock
subscribed for
prepaid interest                                  295,000                             1,000                               296,000
Net loss                                                          (3,069,353)                                          (3,069,353)
                  ----------- ------------- -------------- ------------------ -------------  ------------------ ------------------
Balance at
December 31,
2003              49,670,083  $     49,670  $  19,731,339  $     (18,032,199) $       1,050  $        (812,000) $         937,860
                  =========== ============= ============== ================== ============== ================== ==================

                                       The Accompanying Notes are an Integral Part of the Financial Statements

                                                                         F-6


                                                 SULPHCO, INC.
                                           STATEMENTS OF CASH FLOWS
                                           ------------------------
                       From Inception and For the Years Ended December 31, 2003 and 2002



                                                      INCEPTION
                                                       TO DATE               2003               2002
                                                     -------------      -------------      -------------
CASH FLOWS FROM OPERATING ACTIVITIES
      Net loss                                       $(18,032,199)      $ (3,069,353)      $ (6,542,127)
Adjustments to reconcile net loss to net cash
used in operating activities:
      Depreciation expense                                565,647            191,043            160,530
      Shares issued for services                        5,608,668             16,000          5,013,500

      Shares subscribed for services                       21,000             21,000                 --

      Increase in accounts receivable                        (231)              (231)                --
      Decrease in related party receivable              1,359,185                 --          1,360,685

      Increase in work in progress                             --                 --           (583,470)

      (Increase) decrease in prepaid expenses              (9,472)               211             40,947

      Increase (decrease) in accounts payable              26,254           (103,800)            63,513
      Increase in accrued liabilities                     103,758              4,644             53,149

      Increase (decrease) in legal settlement              13,636            (86,364)           100,000
                                                     -------------      -------------      -------------
      Net cash used in operating activities           (10,343,754)        (3,026,850)          (333,273)
                                                     -------------      -------------      -------------

CASH FLOWS FROM INVESTING ACTIVITIES
      Purchase of capital assets                         (719,137)          (156,749)           (40,591)
      Investment in subsidiary                           (220,086)                --            220,086

      Payment of deposits                                 (36,822)           (15,742)           (21,080)

      Development of intangible assets                    (15,843)                --                 --
                                                     -------------      -------------      -------------
      Net cash used in investing activities              (991,888)          (172,491)           158,415
                                                     -------------      -------------      -------------

CASH FLOWS FROM FINANCING ACTIVITIES
      Proceeds from issuance of stock                   6,890,200            516,500             20,000
      Proceeds from stock subscriptions                 4,240,887          1,655,000           (484,500)
      Proceeds from issuance of related party
        notes payable                                   3,500,000          2,250,000            420,000
      Proceeds from issuance of line of credit            750,000                 --            750,000
      Return of capital                                  (118,427)                --           (440,500)
      Payments on contracts payable                      (250,000)                --                 --
      Principal payments on line of credit               (750,000)          (500,000)          (250,000)
      Principal payments on advance from
        related party                                  (2,191,285)                --                 --
                                                     -------------      -------------      -------------
      Net cash provided by financing activities        12,071,375          3,921,500             15,000
                                                     -------------      -------------      -------------
      Net increase (decrease) in cash and cash
        equivalents                                       735,733            722,159           (159,858)
Cash and cash equivalents at inception,

      December 31, 2002 and 2001                               --             13,574            173,432
                                                     -------------      -------------      -------------
Cash and cash equivalents at December 31, 2003
and 2002                                             $    735,733       $    735,733       $     13,574
                                                     =============      =============      =============

SUPPLEMENTAL INFORMATION AND NONCASH TRANSACTIONS
-------------------------------------------------

During the years ended December 31, 2003, and 2002, $27,950 and $16,869 were paid for interest, respectively, and no amounts were paid for income taxes.

In December 2003 one million common shares were subscribed at $0.296 per share for prepaid interest of $296,000.

In February 2003 a stock subscription of $3,575,000 was paid with $1,655,000 in cash and the relief of notes payable of $1,920,000.

In 2002 notes payable of $1,000,000 were relieved with the decrease of $1,000,000 in subscriptions payable.

                    The Accompanying Notes are an Integral Part of the Financial Statements

                                                      F-7

                                  SULPHCO, INC.
                      (A Company in the Development Stage)
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------
                           December 31, 2003, and 2002

     1.  ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES
         ------------------------------------------------

         Sulphco, Inc. (the Company), formerly Film World, Inc., was originally organized under the laws of the State of Nevada on December 23, 1986 under the name Hair Life Inc. The Company became inactive during 1987 and remained inactive until September 1994. In September 1994, through a reverse acquisition agreement, the Patterson Group became a wholly owned subsidiary of Hair Life, Inc. Operations were conducted via two subsidiaries until 1998, at which time all operations were discontinued and the Company remained dormant until July 1999.

         In July 1999 the Company acquired film rights and changed the corporate name to Film World, Inc. In December 2000 the Company discontinued its film operations and distributed all assets and liabilities related to that business to certain shareholders in exchange for their stock.

         In December 2000, the Company entered into an exchange agreement with GRD, Inc. (DBA Sulphco) and issued 1,200,000 shares in exchange for all of the outstanding shares of GRD, Inc. Since the shareholders of GRD, Inc. continue to control the Company, the merger was accounted for as a reverse acquisition of Film World, Inc., and the name was changed to SulphCo, Inc.

         BUSINESS
         --------

         The Company is still considered a developmental stage company in 2003, as defined by Statement of Financial Accounting Standards (SFAS) No. 7. The Company is engaged in the business of developing and marketing equipment and a process for removing sulfur from petroleum.

                                  SULPHCO, INC.
                      (A Company in the Development Stage)
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------
                           December 31, 2003, and 2002


         USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS
         -----------------------------------------------------------

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The markets for the Company's products and services are characterized by competition, rapid technological development, regulatory changes, and new product introductions, all of which may impact the future value of the Company's assets.

         CASH AND CASH EQUIVALENTS
         -------------------------

         For the purpose of the statements of cash flows, all highly liquid investments with maturities of three months or less are considered to be cash equivalents. There were no cash equivalents as of December 31, 2003 and 2002.

         PROPERTY AND EQUIPMENT
         ----------------------

         Property and equipment are recorded at cost, less accumulated depreciation. The Company reviews its long-lived assets for impairment. Whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recovered through undiscounted future cash flows, such loss is recognized in the statement of operations.

         Depreciation is determined using the straight-line method over the remaining estimated useful lives of the assets for financial reporting. Expenditures for maintenance and repairs are expensed when incurred and betterments are capitalized. Gains and losses on the sale of property and equipment are reflected in the statement of operations.

         The Company has an uncommissioned desulphurization unit. This unit consists of a trailer containing equipment to be used to remove sulfur from crude oil. The Company incurred $321,167 in costs and accrued $40,591 in sales taxes on this unit in 2002 and classified it as property, plant and equipment because the Company intended to own the unit and receive a rental payment for the unit. Management has since determined that the unit may be manufactured and sold, so $361,758 was reclassified to fixed assets from construction-in-progress as of December 31, 2003 and the sales tax accrual was removed from the accounts of the Company. The Company records any replacement parts it intends to sell and spare parts for its desulfurizing unit at cost.

                                  SULPHCO, INC.
                      (A Company in the Development Stage)
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------
                           December 31, 2003, and 2002


         RESEARCH AND DEVELOPMENT
         ------------------------

         The Company expenses research and development as incurred.

         INCOME TAXES
         ------------

         The Company provides for income taxes under the provisions of SFAS No. 109 "Accounting for Income Taxes". SFAS No. 109 requires an asset and liability based approach in accounting for income taxes.

         Deferred income tax assets and liabilities are recorded to reflect the tax consequences in future years of temporary differences between revenue and expense items for financial statement and income tax purposes. Valuation allowances are provided against assets that are not likely to be realized. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

         LOSS PER SHARE
         --------------

         The computation of basic and diluted earnings per common share is based on the weighted average number of shares outstanding during the year, plus the common stock equivalents. Common stock equivalents are not included in the diluted loss per share calculation when their effect is antidilutive.

         REVENUE RECOGNITION
         -------------------

         In 2000 the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements." Pursuant to SAB No. 101 and the relevant generally accepted accounting principles, the Company will recognize revenue upon the passage of title, ownership and the risk of loss to the customer. During the period ended December 31, 2003, there was no revenue.

                                  SULPHCO, INC.
                      (A Company in the Development Stage)
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------
                           December 31, 2003, and 2002


         NEW ACCOUNTING PRONOUNCEMENTS
         -----------------------------

         In April 2003 the Financial Accounting Standards Board (FASB) issued SFAS 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This statement, which amends and clarifies existing accounting pronouncements, addresses financial accounting and reporting for derivative or other hybrid instruments. This Statement requires that contracts with comparable characteristics be accounted for similarly. It is effective for contracts entered into or modified after September 30, 2003. The Company does not expect the adoption of SFAS 149 to have any impact on the financial statements.

         In May 2003 the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," which is effective at the beginning of the first interim period beginning after March 15, 2003. This statement establishes standards for the Company's classification of liabilities in the financial statements that have characteristics of both liabilities and equity. The Company believes the adoption of SFAS 150 will have no effect on the Company's financial position or results of operations.

         In December 2003 the FASB issued SFAS 132R, "Employers' Disclosures about Pensions and Other Postretirement Benefits--an amendment of SFAS 87, 88, and 106". This Statement revises employers' disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans required by SFAS 87, "Employers' Accounting for Pensions", SFAS 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits", and SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions". This Statement retains the disclosure requirements contained in SFAS 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits", which it replaces. It requires additional disclosures to those in the original Statement 132 about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. The required information is required to be provided separately for pension plans and for other postretirement benefit plans. The Company has no Pension or Other Postretirement Benefits.

                                  SULPHCO, INC.
                      (A Company in the Development Stage)
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------
                           December 31, 2003, and 2002


2.       LINE OF CREDIT
         --------------

         In 2002 the Company negotiated a $500,000 revolving line of credit with Nevada State Bank at an interest rate of prime (4.25 percent), with the Chairman and CEO of the Company as the guarantor. The funds assisted the Company in meeting short-term cash flow requirements. The line of credit expired on May 24, 2003.

         At December 31, 2003 and 2002, the Company owed $-0- and $500,000, respectively, to Nevada State Bank under the line of credit agreement.

3.       NOTES PAYABLE
         -------------

         The Company's notes payable consist of the following as of December 31, 2003:

         The $250,000 note due to a related party has an interest rate of 9.6 percent, and requires monthly interest payments of $2,000. This note matures on March 1, 2004. Any unpaid accrued interest will be due with the principal when the note matures. In 2003 the Company paid $24,000 of interest on the note. The principal amount of $250,000 was still outstanding at December 31, 2003 (See Note 6).

         On December 30, 2003, under the Board's approval, the Company issued a $500,000 note to the Chairman and CEO and a $500,000 note to a related party. For each of these notes, $250,000 was obtained before year end. The balance of $250,000 for each note will be obtained when the Company needs it. Each note required 500,000 shares of the Company's common stock, in lieu of interest payment, to be delivered to the note holder by January 15, 2004. The notes are due on demand. In January 2004 the Company issued 500,000 shares to the Chairman and CEO and 500,000 shares to the related party. (See Note 6)

                                  SULPHCO, INC.
                      (A Company in the Development Stage)
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------
                           December 31, 2003, and 2002


4.       OPERATING LEASE
         ---------------

         In March 2003 the Company entered into a lease agreement on its new location in Sparks, Nevada. In February 2004 the Company extended its lease term for an additional one year to March 3, 2005. (See Note 11)

         Following is a schedule of payments required under the rental lease agreement with Dermody Industrial Group:

                   2004                                     $      443,068
                   2005                                             73,845
                   2006                                                -0-
                   2007                                                -0-
                   2008                                                -0-
              After 2008                                               -0-

                                                            ---------------
         Total minimum lease payments                       $      516,913
                                                            ===============

         In 2003 the Company was also obligated for the lease of another property from the Chairman and CEO under a non-cancelable lease agreement. The lease required that the Company make lease payments until either the lease term expired in February 2004 or the property was sold. The property sold in November 2003.

         The Company paid $427,138 and $78,315 for rent expense in 2003 and 2002, respectively.

                                  SULPHCO, INC.
                      (A Company in the Development Stage)
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------
                           December 31, 2003, and 2002


5.       CONTINGENT LIABILITIES
         ----------------------

         The Company is currently the subject of an SEC investigation. The SEC alleges violations of Sections 5(a), 5(c) and 17(a) of the Securities Act of 1934 and Section 10(b) of the Securities Act of 1934 and Rule 10b-5 thereunder . The Company has retained council and has responded to the inquiry and is awaiting response from the SEC. The outcome of the action is not determinable at this time. Any such action could have a material adverse effect on the Company.

         In November 2001 a former employee brought a complaint against the Company, claiming that an employment agreement between the Company and the former employee had been breached. A settlement was reached in February 2003. The former employee received the 2 million shares that were previously cancelled when his employment ended with the Company. The Company was also required to pay $100,000 to the former employee on an installment basis. As of December 31, 2003, the Company owes $13,636.

         Financial instruments which potentially subject the Company to concentrations of credit risk consist mainly of cash equivalents. The Company maintains amounts on deposit with financial institutions which exceed federally insured limits. The Company has not experienced any significant losses in such accounts, nor does management believe it is exposed to any significant credit risk.

6.       RELATED PARTY TRANSACTIONS
         --------------------------

         In December 2001 the Chairman and CEO of the Company borrowed $1,360,685 from the Company. The notes were payable upon demand and carried interest at the prime rate on the date of each note. At December 31, 2000, the Company had advances from the Chairman payable on demand with no interest in the amount of $100,000. The Chairman used the advances to offset the receivable and repaid the remaining receivable during 2002.

         In May 2002 the Company borrowed $500,000 under a line of credit at 4.23% from Nevada State Bank naming the Chairman as the guarantor of the loan. The line of credit matured in May 2003. (See Note 2).

                                  SULPHCO, INC.
                      (A Company in the Development Stage)
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------
                           December 31, 2003, and 2002


         In August 2002 the Company issued a note to a related party at an interest rate of 9.6% and is due in March 2004. For the year ended 2003 the Company paid a total of $24,000 in interest and the balance of the note was $250,000 at December 31, 2003. (See Note 3)

         In 2003 the Company leased property from the Chairman and CEO under a non-cancelable lease agreement. The rent paid to the Chairman in 2003 and 2002 was $71,500 and 78,315, respectively.

         In December 2003 the Company borrowed $250,000 from the CEO and Chairman. (See Note 3).

         In November 2003 the Company issued 2,173,913 shares of the Company stock at $0.23 per share to the Chairman and CEO for $500,000. (See
         Note 7).

         In June 2003 the Company issued 50,000 shares at $0.32 per share for the services of a Director valued at $16,000. (See Note 7).

         In March 2003 the Company issued 50,000 shares at $0.33 per share to a director for cash of $16,500. (See Note 7).

         In February 2003 the Company subscribed 50,000 shares of common stock to a director at $0.42 per share for director services of $21,000. These shares were issued in March 2004. (See Note 11).

         The CEO was paid consulting fees of $300,000 and $250,000 in 2003 and 2002, respectively, under an employment contract. The agreement is set to terminate on July 1, 2004.

                                  SULPHCO, INC.
                      (A Company in the Development Stage)
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------
                           December 31, 2003, and 2002


         In December 2003 the Company issued a $500,000 note to a related party. Upon signing the note, $250,000 of the principal was obtained, with the balance of $250,000 to be obtained upon demand by the Company. (See
         Note 3). In January 2004 the Company issued 500,000 shares to the related party in lieu of interest on this note. (See Note 11)

7.       COMMON STOCK
         ------------

         In December 2003 one million common shares were subscribed for prepaid interest of $296,000 on related party notes.

         In November 2003 the Company issued 2,173,913 shares of the Company stock at $0.23 per share to the Chairman and CEO for $500,000.

         In August 2003 196,870 shares were returned to the Company to cancel part of a subscription receivable of $200,000. In September 2003 3,125 shares were returned to the Company to cancel the balance of the subscription receivable.

         In June 2003 the Company issued 50,000 shares at $0.32 per share for the services of a Director valued at $16,000.

         In March 2003 the Company issued 50,000 shares at $0.33 per share for cash of $16,500.

         In February 2003 the Company subscribed 50,000 shares of common stock to a director at $0.42 per share for director services of $21,000. These shares were issued in March 2004. Also, in February 2003, a subscription of $3,575,000 was relieved when a loan of $1,920,000 was forgiven, and cash of $1,655,000 was received.

                                  SULPHCO, INC.
                      (A Company in the Development Stage)
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------
                           December 31, 2003, and 2002


8.       STOCK OPTIONS
         -------------

         The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation". Accordingly, no compensation cost has been recognized for employees in the financial statements. Had compensation cost for the Company's stock options been determined based on the fair value at the grant date for awards in 2003 and 2002, consistent with the provisions of SFAS No. 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                                  2003
                                                            ----------------
         Net earnings - as reported                         $    (3,069,353)
                                                            ----------------
         Net earnings - pro forma                           $    (3,087,376)
                                                            ----------------
         Earning per share - as reported                    $         (0.06)
                                                            ----------------
         Earning per share - pro forma                      $         (0.06)
                                                            ----------------

         The fair value of each option granted is estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions:

                                                                    2003
                                                            -----------------
         Expected Dividend yield                            $           -0-
         Expected stock price volatility                                272%
         Risk free interest rate                                  4.00-4.65%
         Expected life of options                                   3 years

         The following table summarizes information about stock options outstanding at December 31, 2003:

                                                                                    WEIGHTED AVERAGE
                                                                  SHARES             EXERCISE PRICE
                                                            -------------------    -------------------
         Options outstanding, beginning of year                             -0-    $               -0-
         Options exercised                                                  -0-    $               -0-
         Options granted                                              1,100,000    $              0.53
                                                            -------------------    -------------------
         Options outstanding, end of year                             1,100,000    $              0.53
                                                            ===================    ===================
         Option price range at end of year                  $        0.35-$0.55
         Weighted-average fair value of options
         Granted during the year                            $              0.59

                                  SULPHCO, INC.
                      (A Company in the Development Stage)
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------
                           December 31, 2003, and 2002


         There were no stock options at December 31, 2002.
         The Company has a Non-Officer Limited Stock Appreciation Rights Plan. In August 2003 ten employees were granted awards for 2,500 Limited Stock Appreciation Rights, each with a multiplier of eighteen, at a base price of $0.24.

9.       STOCK SUBSCRIPTIONS
         -------------------

         In September 2001 the Company issued 2,758,620 shares under a subscription agreement in which a third party agreed to place the shares with investors interested in assisting the Company in reaching its objectives. The shares were valued at $0.725 per share for a total value of $2,000,000. At December 31, 2002, the Company had received $1,116,000 in cash from the third party. In early 2003 another $75,000 was received. In April 2002 the Company requested that the third party immediately remit the balance of $737,000 or return 1,023,611 shares for cancellation. This dispute has not yet been resolved as of the report date (See Note 11).

         The total stock subscription receivable was $812,500 and $4,624,500 at December 31, 2003 and 2002 respectively.

10.      PROVISION FOR INCOME TAXES
         --------------------------

         The Company recognizes deferred tax liabilities and benefits for the expected future tax consequences of events that have been included in the financial statements or tax returns.

         Deferred tax liabilities and benefits are recognized using enacted tax rates in effect for the year in which the differences are expected to reverse.

                                  SULPHCO, INC.
                      (A Company in the Development Stage)
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------
                           December 31, 2003, and 2002


         The following is a schedule of the composition of the provision for income taxes:

FEDERAL                                                  2003           2002
--------                                              ----------     ----------
Current                                               $      -0-     $      -0-
Deferred                                                     -0-            -0-
                                                      ----------     ----------
           Total provision for federal income taxes          -0-            -0-
                                                      ==========     ==========

         Deferred tax benefits and liabilities are calculated using enacted tax rates in effect for the year in which the differences are expected to reverse.

         The following is a schedule of the composition of the income tax benefit:

                                                       2003            2002
                                                 --------------- ---------------
Net operating loss carryforward                  $   18,032,199  $   14,962,847
Valuation                                           (18,032,199)    (14,962,847)
                                                 --------------- ---------------
    Total provision for income taxes             $          -0-  $          -0-
                                                 =============== ===============

         Reconciliation of the statutory federal income tax rate to the Company's effective tax rate is as follows:

                                                           DECEMBER 31
                                                     2003              2002
                                                 --------------   --------------
Net loss before taxes                            $  (3,069,353)   $  (6,542,127)
U.S. statutory rate                                      34.00%           34.00%
                                                 --------------   --------------
Change in deferred tax                               1,043,580        2,224,323
Change in deferred tax asset valuation account      (1,043,580)      (2,224,323)
                                                 --------------   --------------
Total tax expense                                $        0.00    $        0.00
                                                 ==============   ==============
Effective tax rate                                         0.0%             0.0%
                                                 ==============   ==============

         The net change in the valuation account was $1,043,580 and $2,224,323, in the years ended December 31, 2003, and 2002, respectively. The valuation allowance has been estimated in an amount equal to the projected future benefit of the loss carryforward because there is no assumption that the Company will generate sufficient income to utilize the tax benefit. The Company has incurred losses since its inception. The Company has unused net operating losses available for carryforwards of approximately $18,050,000 that will start to expire in 2019.

                                  SULPHCO, INC.
                      (A Company in the Development Stage)
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------
                           December 31, 2003, and 2002


10.      FAIR VALUE OF FINANCIAL INSTRUMENTS
         -----------------------------------

         Financial Accounting Standards Board SFAS No. 107, "Disclosure About Fair Value of Financial Instruments" is a part of a continuing process by the FASB to improve information on financial statements. The following methods and assumptions were used by the Company in estimating its fair value disclosures for such financial instruments as defined by the Statement.

         The carrying amounts reported in the balance sheets for accounts receivable approximate fair value due to their short-term nature. Notes payable approximate fair value as their stated interest rates approximate a market rate available to the Company.

11.      SUBSEQUENT EVENTS
         -----------------

         In January 2004 the Company issued 500,000 shares to the Chairman and 500,000 shares to a related party in lieu of prepaid interest of $296,000 on the notes payable to them.

         Also in January 2004 the Company filed suit for the remittance of $737,000, the balance of the stock subscription that is in dispute (See
         Note 9)

         In February 2004 the Company extended their lease term for an additional one year to March 3, 2005.

         In March 2004 the Company issued the 50,000 shares subscribed at $0.42 per share to a director for director fees of $21,000.

         Also in March 2004, the Company retired the note payable to a related party in the amount of $250,000 (See Note 3).

         On June 3, 2004 the Company entered into a securities purchase agreement to sell up to $2.6 million of units of its securities in a private placement to certain institutional and individual investors. As of the close of business on June 3, 2004, the Company completed the initial closing of the private placement and received approximately $1,300,000 of the

                                  SULPHCO, INC.
                      (A Company in the Development Stage)
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------
                           December 31, 2003, and 2002

         On June 15, 2004, entered into a securities purchase agreement to sell up to $2.5 million of units of its securities in a private placement to certain institutional and individual investors. As of the close of business on June 15, 2004, the Company completed the initial closing of the private placement and received approximately $1,250,000 of the total.


                                 SULPHCO, INC.
                      (A Company in the Development Stage)
                                 BALANCE SHEET
                                 -------------
                                  (Unaudited)
                                  -----------

                                     ASSETS
                                     ------
                                                                     June 30, 2004
                                                                     -------------
CURRENT ASSETS
--------------
   Cash                                                              $  2,251,007
   Related party accounts receivable
     (net of allowance for doubtful debts of $15,373)                      15,475
                                                                     -------------

    Total current assets                                                2,266,482
                                                                     -------------

PROPERTY AND EQUIPMENT
----------------------
  (net of accumulated depreciation of $575,611)                           179,216
                                                                     -------------

OTHER ASSETS
------------
  Deferred tax asset (net of valuation allowance of $6,689,018)                --
  Desulphurization prototype                                              427,630
  Deposits                                                                 36,822
                                                                     -------------

    Total other assets                                                    464,452
                                                                     -------------

      Total assets                                                   $  2,910,150
                                                                     =============

                      LIABILITIES AND STOCKHOLDERS' DEFICIT
                      -------------------------------------

CURRENT LIABILITIES
-------------------
  Accounts payable                                                   $    148,272
  Accrued expenses                                                         47,926
  Related party notes payable                                           1,000,000
                                                                     -------------

    Total current liabilities                                           1,196,198
                                                                     -------------


COMMITMENTS AND CONTINGENCIES                                                  --
                                                                     -------------

STOCKHOLDERS' DEFICIT
---------------------
  Common stock, $.001 par value, 100,000,000 shares authorized
   53,624,733 shares issued and outstanding                                53,625
  Additional paid-in-capital                                           22,293,908
  Interest prepaid via issuance of stock                                 (148,000)
  Stock subscriptions receivable                                         (812,000)
  Deficit accumulated during the development stage                    (19,673,581)
                                                                     -------------

Total stockholders' deficit                                             1,713,952
                                                                     -------------

Total liabilities and stockholders' deficit                          $  2,910,150
                                                                     =============

    The Accompanying Notes are an Integral Part of the Financial Statements


                                                          SULPHCO, INC.
                                               (A Company in the Development Stage)
                                                     STATEMENTS OF OPERATIONS
                                                     ------------------------


                                                                FOR THE SIX MONTHS ENDED          FOR THE THREE MONTHS ENDED
                                             INCEPTION         JUNE 30,           JUNE 30,         JUNE 30,        JUNE 30,
                                              TO DATE            2004               2003             2004              2003
                                           -------------     -------------     -------------     -------------     -------------
REVENUE
-------
  Sales                                    $     42,967      $         --      $         --      $         --      $         --
  Interest income                                39,309                --                --                --                --
                                           -------------     -------------     -------------     -------------     -------------

      Total revenue                              82,276                --                --                --                --

EXPENSES
--------

   Salary and wage expense                   (7,902,046)         (411,638)         (379,565)         (203,336)         (164,639)
   Director fees                             (4,702,000)               --           (18,500)               --           (18,500)
   General and administrative expenses       (4,555,048)         (697,843)         (481,068)         (342,630)         (212,915)
   Research and development expenses         (1,559,625)         (328,132)         (173,309)         (222,002)         (102,267)
   Depreciation expense                        (615,416)          (49,769)          (93,888)           (2,387)          (53,388)
                                           -------------     -------------     -------------     -------------     -------------

     Total expenses                         (19,334,135)       (1,487,382)       (1,146,330)         (770,355)         (551,709)

Loss from operations                        (19,251,859)       (1,487,382)       (1,146,330)         (770,355)         (551,709)
                                           -------------     -------------     -------------     -------------     -------------

Loss on disposal of assets                     (221,711)               --                --                --                --
                                           -------------     -------------     -------------     -------------     -------------

    Loss before interest expense
      and income taxes                      (19,473,570)       (1,487,382)       (1,146,330)         (770,355)         (551,709)

Interest expense                               (200,011)         (154,000)          (14,298)          (74,000)           (4,622)
                                           -------------     -------------     -------------     -------------     -------------

    Loss before income taxes                (19,673,581)       (1,641,382)       (1,160,628)         (844,355)         (556,331)

Provision for income taxes                           --                --                --                --                --
                                           -------------     -------------     -------------     -------------     -------------

    Net loss                               $(19,673,581)     $ (1,641,382)     $ (1,160,628)     $   (844,355)     $   (556,331)
                                           =============     =============     =============     =============     =============

Loss per share - basic and diluted         $      (0.60)     $      (0.03)     $      (0.02)     $      (0.02)     $      (0.01)
                                           =============     =============     =============     =============     =============

Weighted average - basic                     32,965,206        51,026,611        47,654,503        51,316,473        47,671,170
                                           =============     =============     =============     =============     =============

Weighted average - diluted                   33,025,341        52,488,091        47,654,503        53,439,431        47,671,170
                                           =============     =============     =============     =============     =============

                              The Accompanying Notes are an Integral Part of the Financial Statements

                                                                F-23


                                                      SULPHCO, INC.
                                          (A Company in the Development Stage)
                                                STATEMENTS OF CASH FLOWS
                                                ------------------------
                                                      (Unaudited)
                                                      -----------

                                                               INCEPTION          JUNE 30,           JUNE 30,
                                                                TO DATE             2004               2003
                                                             -------------      -------------      -------------
CASH FLOWS FROM OPERATING ACTIVITIES
------------------------------------
   Net loss                                                  $(19,673,581)      $ (1,641,382)      $ (1,160,628)

Adjustments to reconcile net loss to net cash
used in operating activities:
  Depreciation expense                                            615,416             49,769             93,888
  Shares issued for services                                    5,693,668             85,000             16,000
  Shares issued for interest expense                               74,000             74,000                 --
  Increase in allowance for doubtful debts                         36,373             15,373                 --
  Increase in accounts receivable                                 (30,948)           (30,717)            (1,715)
  Decrease in related party receivable                          1,359,185                 --                 --
  (Increase) decrease in prepaid expenses                          75,501             84,973            (15,103)
  Decrease in accounts payable                                     97,307             71,053            (52,096)
  Increase in accrued liabilities                                  98,989             (4,769)           (14,320)
  Decrease in legal settlement                                         --            (13,636)           (45,455)
                                                             -------------      -------------      -------------

  Net cash used in operating activities                       (11,654,090)        (1,310,336)        (1,179,429)
                                                             -------------      -------------      -------------

CASH FLOWS FROM INVESTING ACTIVITIES
------------------------------------
  Purchase of capital assets                                     (624,001)            95,136           (396,899)
  Investment in subsidiary                                       (220,086)                --                 --
  Payment of deposits                                             (36,822)                --            (28,669)
  Development of intangible assets                                (15,843)                --                 --
                                                             -------------      -------------      -------------

  Net cash provided by (used in) investing activities            (896,752)            95,136           (425,568)
                                                             -------------      -------------      -------------

CASH FLOWS FROM FINANCING ACTIVITIES
------------------------------------
  Proceeds from issuance of stock                               9,225,674          2,335,474                 --
  Proceeds from exercise of stock options                         145,000            145,000             16,500
  Proceeds from stock subscriptions                             4,240,887                 --          3,575,000
  Proceeds from issuance of related party notes payable         4,170,000            500,000                 --
  Proceeds from issuance of line of credit                        750,000                 --                 --
  Return of capital                                              (118,427)                --                 --
  Principal payments on related party notes payable              (420,000)          (250,000)          (170,000)
  Payments on contracts payable                                  (250,000)                --                 --
  Principal payments on line of credit                           (750,000)                --           (500,000)
  Principal payments on advance from related party             (2,191,285)                --                 --
                                                             -------------      -------------      -------------

  Net cash provided by financing activities                    14,801,849          2,730,474          2,921,500
                                                             -------------      -------------      -------------

  Net increase in cash and cash equivalents                     2,251,007          1,515,274          1,316,503

Cash and cash equivalents at inception,
  December 31, 2003 and 2002                                           --            735,733             13,574
                                                             -------------      -------------      -------------

Cash and cash equivalents at June 30, 2004 and 2003          $  2,251,007       $  2,251,007       $  1,330,077
                                                             =============      =============      =============


SUPPLEMENTAL INFORMATION AND NONCASH TRANSACTIONS
-------------------------------------------------
During the six months ended June 30, 2004, and 2003, $6,000 and $14,298 were paid for interest, respectively, and no amounts were paid for income taxes.

In January 2004 one million subscribed shares were issued for interest expense of $74,000 and prepaid interest of $222,000.

In March 2004 fifty thousand subscribed shares were issued for the services of a director.


                        The Accompanying Notes are an Integral Part of the Financial Statements

                                  SULPHCO, INC.
                      (A Company in the Development Stage)
                    NOTES TO THE INTERIM FINANCIAL STATEMENTS
                    -----------------------------------------
                            June 30, 2004 (unaudited)


1.       BASIS OF PRESENTATION
         ---------------------
         The accompanying unaudited interim financial statements of Sulphco, Inc., (the "Company") have been prepared by the Company in accordance with generally accepted accounting principles in the United States of America, pursuant to the Securities and Exchange Commission rules and regulations. In management's opinion, all adjustments necessary for a fair presentation of the results for the interim periods have been reflected in the interim financial statements. The results of operations for any interim period are not necessarily indicative of the results for a full year. All adjustments to the financial statements are of a normal recurring nature.

         Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. Such disclosures are those that would substantially duplicate information contained in the most recent audited financial statements of the Company, such as significant accounting policies and stock options. Management presumes that users of the interim statements have read or have access to the audited financial statements and notes thereto included in the Company's most recent annual report on Form 10-KSB.

2.       INTEREST PREPAID VIA ISSUANCE OF STOCK
         --------------------------------------
         In January 2004 the Company issued one million shares of common stock in lieu of interest for two loans totaling $1,000,000. At June 30, 2004 the prepaid interest balance was $148,000. The prepaid interest is amortized over one year (the life of the loan). (See Note 4).

3.       RELATED PARTY TRANSACTIONS
         --------------------------
         In March 2004 the Company issued 50,000 shares of subscribed common stock to a director at $0.42 per share for director services in the prior year.

         An officer was paid consulting fees of $75,000 during the quarter, under an employment contract. The agreement is set to terminate on July 1, 2004.

                                  SULPHCO, INC.
                      (A Company in the Development Stage)
                    NOTES TO THE INTERIM FINANCIAL STATEMENTS
                    -----------------------------------------
                            June 30, 2004 (unaudited)


         The Company had outstanding at June 30, 2004, a $500,000 note due to a related party, as well as a $500,000 note payable to an officer. The Company issued 500,000 shares to each, the related party and officer, in lieu of interest on these notes resulting in an interest rate of 29.6%.

4.       CAPITAL STOCK
         -------------
         In January 2004 one million subscribed common shares were issued for prepaid interest of $296,000. (See Note 3).

         Also in January 2004 one hundred thousand shares were issued at $0.85 per share for consulting services valued at $85,000.

         In March 2004 fifty thousand subscribed common shares were issued for Director services valued in the prior year at $21,000.

         In June 2004 the Company entered into two private placements. The first private placement was to sell 2,978,333 shares of common stock at $0.90 per share, warrants exercisable at $1.125 per share for 1,073,217 shares of common stock, and additional investment rights entitling the purchaser to purchase up to 6,132,667 shares of common stock at a purchase price of $0.90 and a warrant to purchase up to 2,146,433 shares at $1.125 per share. The second private placement was to sell 2,030,960 shares of common stock at $1.25 per share, warrants exercisable at $1.5625 per share for 731,846 shares of common stock, and additional investment rights entitling the purchaser to purchase up to 2,090,989 shares of common stock at $1.25 per share and a warrant to purchase up to 1,463,692 shares at $1.5625 per share. The investors purchased 2,504,650 units of shares for $2,335,477 net of offering costs of $274,126. Each unit consists of one share of common stock, a warrant entitling the purchaser to purchase 0.35 shares of common stock, and an additional investment right entitling the purchaser to purchase up to one additional share and a warrant to purchase up to
         0.70 shares.

5.       STOCK OPTIONS
         -------------
         During the three months ended June 30, 2004, stock options were exercised for 300,000 shares of common stock for $145,000.

                                  SULPHCO, INC.
                      (A Company in the Development Stage)
                    NOTES TO THE INTERIM FINANCIAL STATEMENTS
                    -----------------------------------------
                            June 30, 2004 (unaudited)


6.       COMMITMENTS AND CONTINGENCIES
         -----------------------------
         Financial instruments, which potentially subject the Company to concentrations of credit risk, consist mainly of cash equivalents. The Company maintains amounts on deposit with financial institutions, which exceed federally insured limits. The Company has not experienced any significant losses in such accounts, nor does management believe it is exposed to any significant credit risk.

         There are various claims pending against the Company arising in the normal course of the Company's business. Although the amount of liability at June 30, 2004, cannot be ascertained, management is of the opinion that any resulting liability will not materially affect the Company's financial position.

         In January 2004 the Company filed suit against a former director and their former stock transfer agent for the remittance of $737,000 for the balance of a stock subscription payable to the Company.

7.       SUBSEQUENT EVENTS
         -----------------
         In August 2004 the Company entered into a Collaboration Agreement with ChevronTexaco Energy Technology Co., to further evaluate and develop the Company's ultrasound technology.

--------------------------------------------------------------------------------

                        18,648,137 SHARES OF COMMON STOCK


                                  SULPHCO, INC.


--------------------------------------------------------------------------------


UNTIL ________________, 200_, ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Section 78.751 of the Nevada Revised Statutes Annotated ("Nevada RSA") provides that a Nevada corporation may indemnify its directors and officers against expenses, judgments, fines, and settlements actually and reasonably incurred by them in connection with any civil suit or action, except actions by or in the right of the corporation, or any administrative or investigative proceeding if, in connection with the matters in issue, they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, and in connection with any criminal suit or proceeding, if in connection with the matters in issue, they had no reasonable cause to believe their conduct was unlawful. Section 78.751 of the Nevada RSA further provides that, in connection with the defense or settlement of any action by or in the right of a Nevada corporation, a Nevada corporation may indemnify its directors and officers against expenses actually and reasonably incurred by them if, in connection with the matters in issue, they acted in good faith, in a manner they reasonably believed to be in, or not opposed to, the best interest of the corporation. Section 78.751 of the Nevada RSA further permits a Nevada corporation to grant its directors and officers additional rights of indemnification through by-law provisions and otherwise.

         Article VI of our Amended and Restated Restated By-Laws provides that we will indemnify our directors and officers and advance costs and expenses incurred by such officers and directors to the fullest extent permitted by Nevada law. Our Amended and Restated By-Laws also permit us to enter into agreements with any director or officer or to obtain insurance indemnifying directors and officers against certain liabilities incurred by them in the performance of their duties, including liabilities under the Securities Act of 1933.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following table sets forth the expenses payable by the Registrant in connection with the sale and distribution of the securities being registered hereby. All amounts are estimated except the Securities and Exchange Commission registration fee.

SEC registration fee.......................................   $  6,557
Accounting fees and expenses ..............................      2,000
Legal fees and expenses ...................................     60,000
Printing expenses .........................................        500
Registrar and Transfer Agent's fees .......................        500
Miscellaneous fees and expenses ...........................      1,000
Total .....................................................   $ 70,557

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES.


         Following is certain information regarding securities sold by the registrant during the past three years without registering the sale by us of the securities under the Securities Act of 1933:

         On September 13, 2002, we issued 50,000 shares to Rohinis Govind, an employee of SulphCo, for $5,000.00 in cash. Such shares were issued in reliance on the exemption from registration contained in section 4(2) of the Securities Act of 1933, as amended, and the certificates representing such shares bear a restrictive legend reflecting the limitations on future transfer of these shares. The sale of these securities was made without public solicitation or advertising, and the investor had a pre-existing relationship with us by reason of his employment with us. The investor represented to us that he was knowledgeable and sophisticated, and was experienced in business and financial matters so as to be capable of evaluating an investment in our securities. This investor was afforded full access to information regarding our business, including reports filed with the SEC.

         On November 12, 2002, we issued 100,000 shares to Erika Herrmann, the sister-in-law of Dr. Gunnerman, for $10,000.00 in cash, believed to be an accredited investor. Such shares were issued in reliance on the exemption from registration contained in section 4(2) of the Securities Act of 1933, as amended, and the certificates representing such shares were issued with a restrictive legend reflecting the limitations on future transfer of these shares. The sale of these securities was made without public solicitation or advertising, and the investor had a pre-existing relationship with us by reason of her relationship with our co-founder, CEO and majority shareholder. The investor represented to us that she was knowledgeable and sophisticated, and was experienced in business and financial matters so as to be capable of evaluating an investment in our securities. This investor was afforded full access to information regarding our business, including reports filed with the SEC.

         On August 8, 2001, we granted an option to purchase 4,000,000 shares of our common stock to Rudolf Gunnerman, an officer, director and majority shareholder, at an option exercise price of $0.50 per share in consideration of his efforts as Chairman and CEO in connection with our desulfurization equipment delivered to IPLOM in Italy. On November 8, 2001, we issued 4,000,000 shares of our common stock to Dr. Gunnerman at $0.50 per share in consideration of an unsecured promissory note in the principal amount of $2,000,000. All such shares were issued in reliance on the exemption from registration contained in Section 4(2) of the Securities Act of 1933, as amended, and the certificates representing such shares were issued with a restrictive legend reflecting the limitations on future transfer of those shares.

            On March 25, 2002, we issued 1,000,000 shares of our common stock to Harry P. Holman, a director and co-founder, valued at $0.50 per share in consideration of his efforts in introducing us to various institutions and individuals. All such shares were issued in reliance on the exemption from registration contained in Section 4(2) of the Securities Act of 1933, as amended, and the certificates representing such shares were issued with a restrictive legend reflecting the limitations on future transfer of those shares.

         On March 25, 2002, we issued 6,000,000 shares of our common stock to Dr. Gunnerman, an officer, director and majority shareholder, valued at $0.50 per share in consideration for services rendered and consulting services provided to us. All such shares were issued in reliance on the exemption from registration contained in Section 4(2) of the Securities Act of 1933, as amended, and the certificates representing such shares were issued with a restrictive legend reflecting the limitations on future transfer of those shares.

         On November 12, 2002, we issued 100,000 shares to Erika Herrmann, the sister-in-law of Dr. Gunnerman, believed to be an accredited investor, for $10,000.00 in cash. Such shares were issued in reliance on the exemption from registration contained in section 4(2) of the Securities Act of 1933, as amended, and the certificates representing such shares were issued with a restrictive legend reflecting the limitations on future transfer of these shares. The sale of these securities was made without public solicitation or advertising, and the investor had a pre-existing relationship with us by reason of her relationship with our co-founder, CEO and majority shareholder. The investor represented to us that she was knowledgeable and sophisticated, and was experienced in business and financial matters so as to be capable of evaluating an investment in our securities. This investor was afforded full access to information regarding our business, including reports filed with the SEC.

         On December 18, 2002, we issued 50,000 shares to Loren Kalmen for $5,000.00 in cash, a Certified Public Accountant believed to be an accredited investor. Such shares were issued in reliance on the exemption from registration contained in section 4(2) of the Securities Act of 1933, as amended, and the certificates representing such shares bear a restrictive legend reflecting the limitations on future transfer of these shares. The sale of these securities was made without public solicitation or advertising, and the investor had a pre-existing relationship with us by reason of his relationship with our co-founder, CEO and majority shareholder. The investor represented to us that he was knowledgeable and sophisticated, and was experienced in business and financial matters so as to be capable of evaluating an investment in our securities. This investor was afforded full access to information regarding our business, including reports filed with the SEC.

         On January 15, 2003, we sold 50,000 shares to Kirk S. Schumacher, our former corporate legal counsel, believed to be an accredited investor, for $16,500.00 in cash. Such shares were issued in reliance on the exemption from registration contained in section 4(2) of the Securities Act of 1933, as amended, and the certificates representing such shares were issued with a restrictive legend reflecting the limitations on future transfer of these shares. The sale of these securities was made without public solicitation or advertising, and the investor had a pre-existing relationship with us by reason of his relationship as our corporate legal counsel. The investor represented to us that he was knowledgeable and sophisticated, and was experienced in business and financial matters so as to be capable of evaluating an investment in our securities. This investor was afforded full access to information regarding our business, including reports filed with the SEC.

         On February 12, 2003, we confirmed the December 4, 2000 issuance of 2,000,000 shares of common stock to Mark T. Cullen, our former president and co-founder and believed to be an accredited investor, and the February 14, 2001 issuance of 120,000 shares of common stock to Mr. Cullen, in settlement of a lawsuit. Such shares were issued in reliance on the exemption from registration contained in section 4(2) of the Securities Act of 1933, as amended, and the certificates representing such shares were issued with a restrictive legend reflecting the limitations on future transfer of these shares. The sale of these securities was made without public solicitation or advertising, and the investor had a pre-existing relationship with us by reason of his relationship with our co-founder, CEO and majority shareholder and his prior relationship with us as co-founder and president. The investor represented to us that he was knowledgeable and sophisticated, and was experienced in business and financial matters so as to be capable of evaluating an investment in our securities. Mr. Cullen was represented by legal counsel in connection with the confirmation of the December 4, 2002 issuance of 2,000,000 shares and the 120,000 shares issued to him in settlement of litigation. This investor was afforded full access to information regarding our business, including reports filed with the SEC.

         On February 17, 2003, we issued 50,000 shares to Kirk S. Schumacher, our former corporate legal counsel, believed to be an accredited investor, in consideration of his agreeing to serve on our board of directors. The issuance of the option and the option shares by us were issued in reliance on the exemption from registration contained in section 4(2) of the Securities Act of 1933, as amended, and the certificates representing such shares were issued with a restrictive legend reflecting the limitations on future transfer of these shares. On June 30, 2004, while employed by us as President, Corporate Secretary and Director, Mr. Schumacher exercised 200,000 of these options and paid the full option price to us. The sale of these securities was made without public solicitation or advertising, and the investor had a pre-existing relationship with us by reason of his relationship as our former corporate legal counsel, and in June 2004, by reason of his relationship as an officer an director of our company. The investor represented to us that he was knowledgeable and sophisticated, and was experienced in business and financial matters so as to be capable of evaluating an investment in our securities. This investor was afforded full access to information regarding our business, including reports filed with the SEC.

         On May 8, 2003, we issued 50,000 shares of common stock to Loren J. Kalmen, a Certified Public Accountant and believed to be an accredited investor, for his services as a director. All such shares were issued in reliance on the exemption from registration contained in Section 4(2) of the Securities Act of 1933, as amended, and the certificates representing such shares were issued with a restrictive legend reflecting the limitations on future transfer of those shares. The sale of these securities was made without public solicitation or advertising, and the investor had a pre-existing relationship with us by reason of his relationship with our co-founder, CEO and majority shareholder. The investor represented to us that he was knowledgeable and sophisticated, and was experienced in business and financial matters so as to be capable of evaluating an investment in our securities. This investor was afforded full access to information regarding our business, including reports filed with the SEC.

         On May 23, 2003, we granted an option to a former controller, to purchase 100,000 shares at $0.35 per share. On June 30, 2004, the option was partially exercised for 100,000 shares. Such shares were issued in reliance on the exemption from registration contained in section 4(2) of the Securities Act of 1933, as amended, and the certificates representing such shares were issued with a restrictive legend reflecting the limitations on future transfer of these shares. The sale of these securities was made without public solicitation or advertising, and the investor had a pre-existing relationship with us by reason of his relationship with our co-founder, CEO and majority shareholder, and in June 2004 by reason of his relationship as an officer and director. The investor represented to us that he was knowledgeable and sophisticated, and was experienced in business and financial matters so as to be capable of evaluating an investment in our securities. This investor was afforded full access to information regarding our business, including reports filed with the SEC.

         On November 4, 2003, we issued 2,173,913 shares to Rudolf W. Gunnerman, an officer, director and majority shareholder, in consideration of the cash payment of $500,000. Such shares were issued in reliance on the exemption from registration contained in section 4(2) of the Securities Act of 1933, as amended, and the certificates representing such shares were issued with a restrictive legend reflecting the limitations on future transfer of these shares.

         On December 30, 2003, we issued a $500,000 promissory note to Dr. Gunnerman, an officer, director and majority shareholder,. On January 5, 2004, we issued 500,000 shares to Dr. Gunnerman and his spouse valued at $0.37 per share, or $74,000, as interest in lieu of a cash interest payment. Such shares were issued in reliance on the exemption from registration contained in Section 4(2) of the Securities Act of 1933, as amended, and the certificates representing such shares were issued with a restrictive legend reflecting the limitations on future transfer of these shares.

         On December 30, 2003, we issued a $500,000 promissory note to Erika Herrmann, the sister-in-law of Dr. Gunnerman, believed to be an accredited investor. On January 5, 2004, we issued 500,000 shares to Erika Herrmann valued at $0.37 per share, or $74,000, as interest in lieu of a cash interest payment. Such shares were issued in reliance on the exemption from registration contained in section 4(2) of the Securities Act of 1933, as amended, and the certificates representing such shares were issued with a restrictive legend reflecting the limitations on future transfer of these shares. The sale of these securities was made without public solicitation or advertising, and the investor had a pre-existing relationship with us by reason of her relationship with our co-founder, CEO and majority shareholder. The investor represented to us that she was knowledgeable and sophisticated, and was experienced in business and financial matters so as to be capable of evaluating an investment in our securities. This investor was afforded full access to information regarding our business, including reports filed with the SEC.

         On January 21, 2004, we issued 100,000 shares of common stock to Fuad A M A Alghareeb, believed to be an accredited investor, for his consulting services in Kuwait relating to the sale of our technology. All such shares were issued in reliance on the exemption from registration contained in Section 4(2) of the Securities Act of 1933, as amended, and the certificates representing such shares were issued with a restrictive legend reflecting the limitations on future transfer of those shares. The sale of these securities was made without public solicitation or advertising. The investor represented to us that he was knowledgeable and sophisticated, and was experienced in business and financial matters so as to be capable of evaluating an investment in our securities. This investor was afforded full access to information regarding our business, including reports filed with the SEC.

         In June 2004 we sold common stock together with warrants and rights to purchase our common stock and securities convertible into common stock, aggregating 18,648,137 shares, pursuant to two private placements with a total of 29 investors and two placement agents, all believed by us to be accredited investors. All such securities were issued in reliance on the exemption from registration contained in Section 4(2) of the Securities Act of 1933, as amended, and Regulation D thereunder, and the certificates representing such securities were issued with a restrictive legend reflecting the limitations on future transfer of those shares. These offerings were made without public solicitation or advertising, and the offerees and purchasers are believed to have a pre-existing relationship with a finder and broker employed by us in connection with these offerings. Each of the investors represented to us that they were knowledgeable and sophisticated, and were experienced in business and financial matters so as to be capable of evaluating an investment in our securities. Each of the investors was afforded full access to information regarding our business, including our reports filed with the SEC. The terms of these securities are set forth in Part I of this registration statement.

         On July 15, 2004, we sold 45,000 shares of common stock to InteSec, a company owned by an individual believed to be an accredited investor who had previously invested with SulphCo in one of the two June 2004 private placements. The shares were issued in consideration of services provided and to be provided under a consulting agreement. All such shares were issued in reliance on the exemption from registration contained in Section 4(2) of the Securities Act of 1933, as amended, and the certificates representing such shares were issued with a restrictive legend reflecting the limitations on future transfer of those shares. The sale of these securities was made without public solicitation or advertising, and the investor had a pre-existing relationship with us. The investor represented to us that it was knowledgeable and sophisticated, and was experienced in business and financial matters so as to be capable of evaluating an investment in our securities. This investor was afforded full access to information regarding our business, including reports filed with the SEC.

ITEM 27. EXHIBITS.

         (a) Exhibits:

         3.1* Restated Articles of Incorporation, as filed on December 30, 2003, with the Nevada Secretary of State.

         3.2      ** Amended and Restated Bylaws.

         4.1+ Form of Additional Investment Rights initially issued on June 3, 2004.

         4.2++ Form of Additional Investment Rights initially issued on June 15, 2004.

         4.3+     Form of Warrant initially issued on June 3, 2004.

         4.4++    Form of Warrant initially issued on June 15, 2004.

         5.1 Opinion re Legality of Securities. (To be filed by Amendment to this Registration Statement)

         10.1** Executive Employment Agreement dated as of February 17, 2003, by and between SulphCo, Inc. and Kirk S. Schumacher.

         10.2*    2003 Non-Officer Limited Stock Appreciation Rights Plan.

         10.3+ Securities Purchase Agreement dated as of June 1, 2004, by and between SulphCo, Inc. and the Purchasers parties thereto.

         10.4++ Securities Purchase Agreement dated as of June 14, 2004, by and between SulphCo, Inc. and the Purchasers parties thereto.

         10.5 Engagement Agreement dated July 1, 2002, by and between SulphCo, Inc. and RWG, Inc.

         10.6 Engagement Agreement dated July 1, 2004, by and between SulphCo, Inc. and RWG, Inc.

         10.7 Stock Subscription Agreement dated as of January 13, 2003, by and between SulphCo, Inc. and Kirk S. Schumacher.

         10.8 Promissory Note dated February 28, 2003, from SulphCo, Inc. to Rudolf W. Gunnerman.

         10.9 Stock Option Agreement dated as of May 8, 2003, between SulphCo, Inc. and Patrick E. Lacy.

         10.10 Engagement Agreement dated July 1, 2003, by and between SulphCo, Inc. and RWG, Inc.

         10.11 Stock Subscription Agreement dated as of October 28, 2003, by and between SulphCo, Inc. and Rudolf W. Gunnerman.

         10.12 Promissory Note dated December 30, 2003, from SulphCo, Inc. to Rudolf W. Gunnerman and Doris Gunnerman.

         10.13 Promissory Note dated December 30, 2003, from SulphCo, Inc. to Erika Herrmann.

         10.14 Stock Issuance Agreement dated as of December 30, 2003, by and between SulphCo, Inc. and Erika Herrmann.

         10.15 Stock Issuance Agreement dated as of December 30, 2003, by and between SulphCo, Inc. and Rudolf W. Gunnerman.

         10.16 Stock Issuance Agreement dated as of January 21, 2004, by and between SulphCo, Inc. and Fuad A M A Alghareeb.

         10.17 Letter dated April 28, 2004, from Rudolf W. Gunnerman to SulphCo, Inc.

         10.18 Promissory Note dated April 28, 2004, from SulphCo, Inc. to Rudolf W. Gunnerman.

         10.19 Finder's Fee Agreement made as of May 11, 2004 between SulphCo, Inc. and Vantage Investments Group, Inc.

         10.20 Letter Agreement dated May 28, 2004 between SulphCo, Inc. and Olympus Securities, LLC.

         10.21 Engagement Agreement dated July 1, 2004, by and between SulphCo, Inc. and RWG, Inc.

         10.22 Consulting Agreement dated July 15, 2004, by and between SulphCo, Inc. and InteSec Group LLC.

         10.23 Collaboration Agreement dated August 6, 2004, by and between SulphCo, Inc. and ChevronTexaco Energy Technology Company.

         14*      Code of Ethics adopted by the Board of Directors on March 12,
                  2004.

         16.1+++  Letter from Forbush and Associates to the SEC dated May 14,
                  2004.

         23.1     Consent of Mark Bailey & Company, Ltd.

         23.2     Consent of Forbush and Associates.

         23.3     Consent of Guzik & Associates (To be filed by amendment)

         24.1 Power of Attorney (Included in Signature Page of Registration Statement filed on July 1, 2004)

----------------

* Incorporated by reference from the registrant's Annual Report on Form 10-KSB (SEC File No. 333-27599) as filed with the SEC on March 29, 2004.

** Incorporated by reference from the registrant's Form 10-QSB for the quarter ended March 31, 2003 (SEC File No. 27599) as filed with the SEC on May 14, 2003.

+ Incorporated by reference from the registrant's Form 8-K (SEC File No. 27599) as filed with the SEC on June 4, 2004.

++ Incorporated by reference from the registrant's Form 8-K (SEC File No. 27599) as filed with the SEC on June 16, 2004.

+++ Incorporated by reference from the registrant's Form 10-QSB for the quarter ended March 31, 2004, (SEC File No. 27599) as filed with the SEC on May 17, 2004.


         (b)  Financial Statement Schedules

         None.

ITEM 28. UNDERTAKINGS.

        The undersigned registrant hereby undertakes:

                 (1) to supplement the prospectus, after the end of the subscription period, to include the results of the subscription offer, the transactions by the underwriters during the subscription period, the amount of unsubscribed securities that the underwriters will purchase, and the terms of any later reoffering. If the underwriters make any public offering of the securities on terms different from those on the cover page of the prospectus, the registrant will file a post-effective amendment to state the terms of such offering.

                 (2) For determining any liability under the Securities Act, to treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act as a part of this registration statement as of the time the Commission declared it effective.

                 (3) For determining any liability under the Securities Act, to treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial BONA FIDE offering of those securities.

                 (4) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.


                  (5) In accordance with Item 512(a) of Regulation S-B, relating to Rule 415 offerings, the registrant will:

                          (a) File, during any period in which it offers or
                  sells securities, a post-effective amendment to this registration statement to:

                                    (i) Include any prospectus required by
                           Section 10(a)(3) of the Securities Act;

                                   (ii) Reflect in the prospectus any facts or
                           events which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act, as amended, if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                                   (iii) Include any additional or changed
                           material information on the plan of distribution.

                          (b) For determining liability under the Securities
                  Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial BONA FIDE offering.

                          (c) File a post-effective amendment to remove from
                  registration any of the securities that remain unsold at the end of the offering.

                                   SIGNATURES

         In accordance with the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned in the City of Sparks, State of Nevada, on August 20, 2004.


                                                    SULPHCO, INC.

                                                    By /s/ Rudolf W. Gunnerman
                                                       -------------------------
                                                       Rudolf W. Gunnerman,
                                                       Chairman of the Board and
                                                       Chief Executive Officer


         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


/s/ Rudolf W. Gunnerman         Chairman of the Board, Chief Executive       August 20, 2004
-------------------------       Officer, Director
Rudolf W. Gunnerman             (Principal Executive Officer)


/s/ Kirk S. Schumacher          President and Director                       August 20, 2004
-------------------------       Director
Kirk S. Schumacher

/s/ Michael A. Abend            Treasurer and Interim Controller             August 20, 2004
-------------------------       (Principal Financial Officer and
Michael A. Abend                Principal Accounting Officer)


/s/ Loren J. Kalmen             Director                                     August 20, 2004
-------------------------
Loren J. Kalmen


/s/ Harry P. Holman             Director                                     August 20, 2004
-------------------------
Harry P. Holman


EXHIBIT INDEX

         3.1* Restated Articles of Incorporation, as filed on December 30, 2003, with the Nevada Secretary of State.

         3.2      ** Amended and Restated Bylaws.

         4.1+ Form of Additional Investment Rights initially issued on June 3, 2004.

         4.2++ Form of Additional Investment Rights initially issued on June 15, 2004.

         4.3+     Form of Warrant initially issued on June 3, 2004.

         4.4++    Form of Warrant initially issued on June 15, 2004.

         5.1 Opinion re Legality of Securities. (To be filed by Amendment to this Registration Statement)

         10.1** Executive Employment Agreement dated as of February 17, 2003, by and between SulphCo, Inc. and Kirk S. Schumacher.

         10.2*    2003 Non-Officer Limited Stock Appreciation Rights Plan.

         10.3+ Securities Purchase Agreement dated as of June 1, 2004, by and between SulphCo, Inc. and the Purchasers parties thereto.

         10.4++ Securities Purchase Agreement dated as of June 14, 2004, by and between SulphCo, Inc. and the Purchasers parties thereto.

         10.5 Engagement Agreement dated July 1, 2002, by and between SulphCo, Inc. and RWG, Inc.

         10.6 Engagement Agreement dated July 1, 2004, by and between SulphCo, Inc. and RWG, Inc.

         10.7 Stock Subscription Agreement dated as of January 13, 2003, by and between SulphCo, Inc. and Kirk S. Schumacher.

         10.8 Promissory Note dated February 28, 2003, from SulphCo, Inc. to Rudolf W. Gunnerman.

         10.9 Stock Option Agreement dated as of May 8, 2003, between SulphCo, Inc. and Patrick E. Lacy.

         10.10 Engagement Agreement dated July 1, 2003, by and between SulphCo, Inc. and RWG, Inc.

         10.11 Stock Subscription Agreement dated as of October 28, 2003, by and between SulphCo, Inc. and Rudolf W. Gunnerman.

         10.12 Promissory Note dated December 30, 2003, from SulphCo, Inc. to Rudolf W. Gunnerman and Doris Gunnerman.

         10.13 Promissory Note dated December 30, 2003, from SulphCo, Inc. to Erika Herrmann.

         10.14 Stock Issuance Agreement dated as of December 30, 2003, by and between SulphCo, Inc. and Erika Herrmann.

         10.15 Stock Issuance Agreement dated as of December 30, 2003, by and between SulphCo, Inc. and Rudolf W. Gunnerman.

         10.16 Stock Issuance Agreement dated as of January 21, 2004, by and between SulphCo, Inc. and Fuad A M A Alghareeb.

         10.17 Letter dated April 28, 2004, from Rudolf W. Gunnerman to SulphCo, Inc.

         10.18 Promissory Note dated April 28, 2004, from SulphCo, Inc. to Rudolf W. Gunnerman.

         10.19 Finder's Fee Agreement made as of May 11, 2004 between SulphCo, Inc. and Vantage Investments Group, Inc.

         10.20 Letter Agreement dated May 28, 2004 between SulphCo, Inc. and Olympus Securities, LLC.

         10.21 Engagement Agreement dated July 1, 2004, by and between SulphCo, Inc. and RWG, Inc.

         10.22 Consulting Agreement dated July 15, 2004, by and between SulphCo, Inc. and InteSec Group LLC.

         10.23 Collaboration Agreement dated August 6, 2004, by and between SulphCo, Inc. and ChevronTexaco Energy Technology Company.

         14*      Code of Ethics adopted by the Board of Directors on March 12,
                  2004.

         16.1+++  Letter from Forbush and Associates to the SEC dated May 14,
                  2004.

         23.1     Consent of Mark Bailey & Company, Ltd.

         23.2     Consent of Forbush and Associates.

         23.3     Consent of Guzik & Associates (to be filed by amendment).

         24.1 Power of Attorney (Included in Signature Page of Registration Statement filed on July 1, 2004)

----------------

* Incorporated by reference from the registrant's Annual Report on Form 10-KSB (SEC File No. 333-27599) as filed with the SEC on March 29, 2004.

** Incorporated by reference from the registrant's Form 10-QSB for the quarter ended March 31, 2003 (SEC File No. 27599) as filed with the SEC on May 14, 2003.

+ Incorporated by reference from the registrant's Form 8-K (SEC File No. 27599) as filed with the SEC on June 4, 2004.

++ Incorporated by reference from the registrant's Form 8-K (SEC File No. 27599) as filed with the SEC on June 16, 2004.

+++ Incorporated by reference from the registrant's Form 10-QSB for the quarter ended March 31, 2004, (SEC File No. 27599) as filed with the SEC on May 17, 2004.